As filed with the Securities and Exchange Commission on October 7, 2008
Registration No. 333-152973
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERISK ANALYTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	26-2994223
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard J. Sandler Ethan T. James Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Eric J. Friedman Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
                                       (Do not check if a smaller reporting company)

Title of Each Class	Proposed Maximum Aggregate	Amount of
of Securities to be Registered	Offering Price(1)(2)	Registration Fee
Class A common stock, par value $0.001 per share	$750,000,000	$29,475(3)

(1)	Includes shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(Subject to Completion)

PRELIMINARY PROSPECTUS
Dated October 7, 2008

          Shares

Verisk Analytics, Inc.

Class A Common Stock

This is our initial public offering of common stock. Our stockholders are selling all of the shares of our Class A common stock, par value $0.001 per share, offered by this prospectus. We are not selling any shares in this offering. We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares.

After pricing of the offering, we expect that the shares will be listed on the New York Stock Exchange under the symbol “     .”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of Class A common stock from the selling stockholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2008.

Merrill Lynch & Co.	Morgan Stanley

          , 2008

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Prior to the completion of this offering, we will have effected an internal reorganization whereby our predecessor, Insurance Services Office, Inc., or ISO, will become a wholly-owned subsidiary of the Company and all outstanding shares of ISO common stock will be replaced with common stock of the Company. We will immediately thereafter effect an approximately     -for-one split of our common stock. Unless otherwise stated herein or the context otherwise requires, the terms “Verisk,” the “Company,” “we,” “us,” and “our” refer to Verisk Analytics, Inc. and its consolidated subsidiaries after giving effect to the reorganization described above, and prior to such reorganization these terms refer to ISO and its consolidated subsidiaries through which we are currently conducting our operations. In addition, except as the context otherwise requires, the share and per share information in this prospectus gives effect to the stock split that will occur immediately after the reorganization.

Until          , 2008, 25 days after the commencement of this offering, all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Company Overview

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, healthcare and mortgage industries, and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions, in the form of our data, statistical models or tailored analytics, to make more logical decisions. We develop solutions which our customers use to analyze the four key processes in managing risk, in what we define as the Verisk Risk Analysis Framework: Prediction of Loss, Selection and Pricing of Risk, Detection and Prevention of Fraud, and Quantification of Loss.

We organize our business in two segments: Risk Assessment and Decision Analytics.

Risk Assessment:  We are the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our proprietary and unique databases describe premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities in addition to other properties and attributes. Our largest P&C insurance database includes nearly 14 billion records, and, in each of the past three years, we updated the database with over 2 billion validated new records. We use our data, for example, to create policy language and proprietary risk classifications that are industry standard and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  We provide solutions in each of the four processes of the Verisk Risk Analysis Framework by combining algorithms and analytic methods, which incorporate our proprietary data. Our unique data sets include approximately 600 million P&C insurance claims, historic natural catastrophe data covering more than 50 countries, data from more than 13 million applications for mortgage loans and over 300 million U.S. criminal records. Customers integrate our solutions into their models, formulas or underwriting criteria to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. We are a leading developer of catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. We also develop solutions that allow customers to quantify costs after loss events occur. Our fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, healthcare and mortgage sectors.

We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs. The embedded nature of our solutions serves to strengthen and extend our relationships. In 2007, our U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross Blue Shield plans, four of the seven leading mortgage insurers, 14 of the top 20 mortgage lenders, and 8 of the 10 largest global reinsurers. Approximately 96% of our top 200 customers in 2007, as ranked by revenue, have been our customers for each of the last five years. Further, from 2003 to 2007, revenues generated from these top 200 customers grew at a compound annual growth rate, or CAGR, of 13%.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 74% of our revenues in 2007. For the year ended December 31, 2007 and the six months ended June 30, 2008, we had revenues of $802 million and $438 million, respectively, and net income of $150 million and $81 million, respectively. For the five year period ended December 31, 2007, our revenues and net income have grown at a CAGR of 13.8% and 21.2%, respectively.

Our Market Opportunity

We believe there is a long-term trend for companies to set strategy and direct operations using data and analytics to guide their decisions, which has resulted in a large and rapidly growing market for professional and business information. According to Veronis Suhler Stevenson, an industry consultant, in a report dated September 2006, spending on professional and business information services in the U.S. reached $61 billion in 2005 and is projected to grow at a CAGR of 8% through 2010. Another research firm, International Data Corporation, or IDC, in a report dated March 2008, estimates that the business analytics services market, which totaled $32 billion in 2007, will grow at a CAGR of 9% through 2012.

We believe that the consistent decline in the cost of computing power contributes to the trend towards greater use of data and analytics. As a result, larger data sets are assembled faster and at a lower cost per record while the complexity and accuracy of analytical applications and solutions have expanded. This trend has led to an increase in the use of analytic output, which can be generated and applied more quickly, resulting in more informed decision making. As computing power increases, cost decreases and accuracy improves, we believe customers will continue to apply and integrate data and analytic solutions more broadly.

Companies that engage in risk transactions, including P&C insurers, healthcare payors and mortgage lenders and insurers, are particularly motivated to use enhanced analytics because of several factors affecting risk markets, including:

•	the total value of exposures in risk transactions is increasing;

•	the number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial; and

•	the failure to understand risk can lead to large and rapid declines in financial performance.

Our Competitive Strengths

We believe our competitive strengths include the following:

•	Our Solutions are Embedded In Our Customers’ Critical Decision Processes. Our customers use our solutions to make better risk decisions and to price risk appropriately. In the U.S. P&C insurance industry, our solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the industry standard. In the U.S. healthcare and mortgage industries, our predictive models, loss estimation tools and fraud identification applications are the primary solutions that allow customers to understand their risk exposures and proactively manage them. Over the last three years, we have retained 98% of our customers across all of our businesses, which we believe reflects our customers’ recognition of the value they derive from our solutions.

•	Extensive and Differentiated Data Assets and Analytic Methods. We maintain what we believe are some of the largest, most accurate, and most complete databases in the markets we serve. Much of the information we provide is not available from any other source and would be difficult and costly for another party to replicate. As a result, our accumulated experience and years of significant investment have given us a competitive advantage in serving our customers.

•	Culture of Continuous Improvement. Our intellectual capital and focus on continuous improvement have allowed us to develop proprietary algorithms and solutions that assist our customers in making informed risk decisions. Our team includes approximately 390 individuals with advanced degrees, certifications and professional designations in such fields as actuarial science, data management, mathematics, statistics, economics, soil mechanics, meteorology and various engineering disciplines. Our compensation and benefit plans are pay-for-performance-

oriented, including incentive compensation plans and substantial equity participation by employees. Today, our employees own approximately 30% of the company.

•	Attractive Operating Model. We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Our Growth Strategy

Over the past five years, we have grown our revenues at a CAGR of 13.8% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses. The key components of our strategy include:

•	Increase Sales to Insurance Customers. We expect to expand the application of our solutions in insurance customers’ internal risk and underwriting processes. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to individual insurance segments. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

•	Develop New, Proprietary Data Sets and Predictive Analytics. We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. We constantly seek to add new data sets that can further leverage our analytic methods, technology platforms and intellectual capital.

•	Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors. Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services.

•	Pursue Strategic Acquisitions that Complement Our Leadership Positions. We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. We have acquired 14 businesses in the past five years, which in the aggregate have increased their revenue with a weighted average CAGR of 40% over the same period.

Risk Factors

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 10 for a discussion of certain factors you should consider in evaluating an investment in our common stock.

Corporate History and Information

We were formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, we have transformed our business by deepening and broadening our data assets, entering new markets, placing a greater emphasis on analytics and pursing strategic acquisitions to enhance these efforts. Members of our senior management operating team have been with us for an average of almost twenty years. This team has led our transformation to a successful for-profit entity and our expansion from P&C insurance into a variety of new markets.

Our principal executive offices are located at 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686 and our telephone number is (201) 469-2000.

THE OFFERING

Class A common stock offered by the selling stockholders	shares

Class A common stock outstanding	shares

Over-allotment option	shares of Class A common stock from the selling stockholders

Class B common stock outstanding	shares

Sale and transfer restrictions on Class B common stock	The Class B (Series 1) common stock is not transferable until 18 months after the date of this prospectus and the Class B (Series 2) common stock is not transferable until 30 months after the date of this prospectus.

These transfer restrictions are subject to limited exceptions, including transfers to another holder of Class B common stock. See “Description of Capital Stock — Common Stock — Transfer Restrictions.”

Conversion of Class B common stock	After termination of the restrictions on transfer described above for each series of Class B common stock, such series of Class B common stock will be automatically converted into Class A common stock. No later than 30 months after the date of this prospectus, there will be no outstanding shares of Class B common stock.

In the event that Class B common stock is transferred and converts into Class A common stock, it will have the effect of diluting the voting power of our existing holders of Class A common stock. See “Description of Capital Stock — Common Stock — Conversion.”

Use of proceeds	The Company will not receive any proceeds from sale of Class A common stock in the offering.

Dividend policy	Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $ per share of Class A common stock (representing a quarterly rate initially equal to $ per share) commencing with the quarter ended , 2008. Our Class B common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant.

Stock symbol

Unless the context requires otherwise, the number of shares of our Class A common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2008, giving effect to the stock split of          -for-one that will have occurred prior to the completion of this offering. The number of shares of our Class A common stock to be outstanding after this offering does not take into account, unless the context otherwise requires:

•	shares of Class A common stock issuable upon the exercise of outstanding stock options as of June 30, 2008 at a weighted average exercise price of $ per share; and

•	an aggregate of shares of Class A common stock that will be reserved for future issuances under our 2008 Equity Incentive Plan as of the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2005 is derived from the unaudited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the six-month periods ended June 30, 2007 and 2008 and the consolidated balance sheet data as of June 30, 2008 are derived from unaudited condensed consolidated financial statements that are included in this prospectus and the consolidated balance sheet data as of June 30, 2007 is derived from unaudited condensed consolidated financial statements that is not included in this prospectus. The unaudited condensed consolidated financial statements, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six-month period ended June 30, 2008 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2008 or any future period.

Since January 1, 2005 we have acquired 10 businesses, which may affect the comparability of our financial statements.

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands, except for share and per share data)

Statement of income data:
Revenues:
Risk Assessment revenues	$448,875	$472,634	$485,160	$244,556	$253,356
Decision Analytics revenues	196,785	257,499	317,035	155,432	184,334

Revenues	645,660	730,133	802,195	399,988	437,690

Expenses:
Cost of revenues	294,911	331,804	357,191	176,502	190,678
Selling, general and administrative	88,723	100,124	107,576	55,600	59,028
Depreciation and amortization of fixed assets	22,024	28,007	31,745	15,498	16,424
Amortization of intangible assets	19,800	26,854	33,916	17,240	14,937

Total expenses	425,458	486,789	530,428	264,840	281,067

Operating income	220,202	243,344	271,767	135,148	156,623
Other income/(expense):
Investment income and realized gains on securities, net	2,932	6,101	9,308	4,963	317
Interest expense	(10,465)	(16,668)	(22,928)	(11,474)	(14,173)

Total other expense, net	(7,533)	(10,567)	(13,620)	(6,511)	(13,856)
Income from continuing operations before income taxes	212,669	232,777	258,147	128,637	142,767
Provision for income taxes	(85,722)	(86,921)	(103,184)	(52,432)	(61,818)

Income from continuing operations	126,947	145,856	154,963	76,205	80,949

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands, except for share and per share data)

Loss from discontinued operations, net of tax(1)	(2,574)	(1,805)	(4,589)	(1,302)	—

Net income	$124,373	$144,051	$150,374	$74,903	$80,949

Basic income/(loss) per share(2):
Income from continuing operations	$29.81	$35.31	$38.58	$18.69	$21.73
Loss from discontinued operations	(0.61)	(0.44)	(1.14)	(0.32)	—

Net income per share	$29.20	$34.87	$37.44	$18.37	$21.73

Diluted income/(loss) per share:
Income from continuing operations	$28.45	$33.85	$37.03	$17.97	$20.87
Loss from discontinued operations	(0.58)	(0.42)	(1.10)	(0.31)	—

Net income per share	$27.87	$33.43	$35.93	$17.66	$20.87

Weighted average shares outstanding:
Basic	4,258,989	4,130,962	4,016,928	4,077,259	3,724,876

Diluted	4,462,109	4,308,976	4,185,151	4,240,053	3,877,906

Other data:
EBITDA(3):
Risk Assessment EBITDA	$195,951	$202,872	$212,780	$104,819	$113,500
Decision Analytics EBITDA	66,075	95,333	124,648	63,067	74,484

EBITDA	$262,026	$298,205	$337,428	$167,886	$187,984

Purchases of fixed assets	$(24,019)	$(25,742)	$(32,941)	$(23,050)	$(17,810)
Net cash provided by operating activities	174,071	223,499	248,521	117,136	141,929
Net cash used in investing activities	(107,444)	(243,452)	(110,831)	(49,403)	(98,402)
Net cash (used in) provided by financing activities	(90,954)	75,907	(212,591)	(127,194)	(16,759)

	As of December 31,			As of June 30,
	2005	2006	2007	2007	2008
			(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$42,822	$99,152	$24,049	$39,826	$50,835
Total assets	466,244	744,731	828,483	779,465	866,839
Total debt(4)	276,964	448,698	438,330	401,700	642,182
Redeemable common stock(5)	901,089	1,125,933	1,171,188	1,211,422	1,006,287
Stockholders’ deficit	(938,294)	(1,116,357)	(1,195,728)	(1,203,279)	(1,178,947)

(1)	As of December 31, 2007, we discontinued operations of our claim consulting business located in New Hope, Pennsylvania and the United Kingdom.

(2)	In conjunction with the initial public offering, the stock of Insurance Services Office, Inc. will convert to stock of Verisk Analytics, Inc., which plans to effect a stock split of its common stock. Giving effect to the approximately -for-one stock split that will have occurred prior to the completion of this offering, basic earnings per share from continuing operations and discontinued operations would have been $ and $ , $ and $ , and $ and $ for each of the years ended December 31,

2005, 2006 and 2007, respectively, and $ and $ and $ and $ for the six months ended June 30, 2007 and 2008, respectively. Diluted earnings per shares from continuing operations and discontinued operations would have been $ and $ , $ and $ , and $ and $ for each of the years ended December 31, 2005, 2006 and 2007 and $ and $ and $ and $ for the six months ended June 30, 2007 and 2008, respectively.

(3)	EBITDA is the financial measure which management uses to evaluate the performance of our segments. “EBITDA” is defined as income from continuing operations before investment income and interest expense, income taxes, depreciation and amortization. See note 18 to our audited consolidated financial statements and note 16 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results of operations or cash flow from operating activities reported under U.S. GAAP. Management uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of company performance. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•     Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements; and

• Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following is a reconciliation of income from continuing operations to EBITDA:

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands)

Income from continuing operations	$126,947	$145,856	$154,963	$76,205	$80,949
Depreciation and amortization of fixed and intangible assets	41,824	54,861	65,661	32,738	31,361
Interest expense	10,465	16,668	22,928	11,474	14,173
Investment income and realized gains on securities, net	(2,932)	(6,101)	(9,308)	(4,963)	(317)
Provision for income taxes	85,722	86,921	103,184	52,432	61,818

EBITDA	$262,026	$298,205	$337,428	167,886	187,984

(4) Includes capital lease obligations.

(5)	Prior to this offering, we are required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We could lose our access to data from external sources which could prevent us from providing our solutions.

We depend upon data from external sources, including data received from customers and various government and public record services, for information used in our databases. In general, we do not own the information in these databases, and the participating organizations could discontinue contributing information to the databases. Our data sources could withdraw or increase the price for their data for a variety of reasons, and we could also become subject to legislative or judicial restrictions on the use of such data, in particular if such data is not collected by the third parties in a way which allows us to legally use and/or process the data. In addition, many of our customers are significant stockholders of our company. Specifically, all of our Class B common stock is owned by insurers who are also our customers and provide us with a significant percentage of our data. If our customers’ percentage of ownership of our common stock decreases in the future, including as a result of this offering, there can be no assurance that our customers will continue to provide data to the same extent or on the same terms. If a substantial number of data sources, or certain key sources, were to withdraw or be unable to provide their data, or if we were to lose access to data due to government regulation or if the collection of data became uneconomical, our ability to provide solutions to our customers could be impacted, which could materially adversely affect our business, reputation, financial condition, operating results and cash flows.

Agreements with our data suppliers are short-term agreements. Some suppliers are also competitors, which may make us vulnerable to unpredictable price increases and may cause some suppliers not to renew certain agreements. Our competitors could also enter into exclusive contracts with our data sources. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors an advantage. Such a termination or exclusive contracts could have a material adverse effect on our business, financial position, and operating results if we were unable to arrange for substitute sources.

We derive a substantial portion of our revenues from the U.S. P&C insurance industry. If there is a downturn in the U.S. insurance industry or that industry does not continue to accept our solutions, our revenues will decline.

Revenues derived from solutions we provide to the U.S. P&C insurance industry account for a substantial portion of our total revenues. During the six months ended June 30, 2008, approximately 67% of our revenue was derived from solutions provided to the U.S. P&C insurance industry. Also, sales of certain of our solutions are tied to premiums in the U.S. P&C insurance market, which may rise or fall in any given year due to loss experience and capital capacity and other factors in the insurance industry beyond our control. In addition, our revenues will decline if the insurance industry does not continue to accept these solutions. Factors that might affect the acceptance of these solutions by P&C insurers include the following:

•	changes in the business analytics industry;

•	changes in technology;

•	our inability to obtain or use state fee schedule or claims data in our insurance solutions;

•	saturation of market demand;

•	loss of key customers;

•	industry consolidation; and

•	failure to execute our customer-focused selling approach.

A downturn in the insurance industry or lower acceptance of our solutions by the insurance industry could result in a decline in revenues from that industry and have a material adverse effect on our financial condition, results of operations and cash flows.

There may be consolidation in our end customer market, which would reduce the use of our services.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. The adverse effects of consolidation will be greater in sectors that we are particularly dependent upon, for example, in the P&C insurance services sector. Any of these developments could materially and adversely affect our business, financial condition, operating results and cash flows.

If we are unable to develop successful new solutions or if we experience defects, failures and delays associated with the introduction of new solutions, our business could suffer serious harm.

Our growth and success depends upon our ability to develop and sell new solutions. If we are unable to develop new solutions, or if we are not successful in introducing and/or obtaining regulatory approval or acceptance for new solutions, we may not be able to grow our business, or growth may occur more slowly than we anticipate. In addition, significant undetected errors or delays in new solutions may affect market acceptance of our solutions and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new solutions, primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. Errors or defects in our solutions that are significant, or are perceived to be significant, could result in rejection of our solutions, damage to our reputation, loss of revenues, diversion of development resources, an increase in product liability claims, and increases in service and support costs and warranty claims.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

Our success depends, in part, upon our intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. Our protection of our intellectual property rights in the United States or abroad may not be adequate and others, including our competitors, may use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition, results of operations and cash flows.

We could face claims for intellectual property infringement, which if successful could restrict us from using and providing our technologies and solutions to our customers.

There has been substantial litigation and other proceedings, particularly in the United States, regarding patent and other intellectual property rights in the information technology industry. There is a risk that we are infringing, or may in the future infringe, the intellectual property rights of third parties. We monitor third-party patents and patent applications that may be relevant to our technologies and solutions and we carry out freedom to operate analyses where we deem appropriate. However, such monitoring and analysis has not been, and is unlikely in the future to be, comprehensive, and it may not be possible to detect all potentially relevant patents and patent applications. Since the patent application process can take several years to complete, there may be currently pending applications, unknown to us, that may later result in issued patents that cover our products and technologies. As a result, we may infringe existing and future third-party patents of which we are not aware. As we expand our operations there is a higher risk that such activity could infringe the intellectual property rights of third parties.

Third-party intellectual property infringement claims and any resultant litigation against us or our technology partners or providers, could subject us to liability for damages, restrict us from using and providing our technologies and solutions or operating our business generally, or require changes to be made to our technologies and solutions. Even if we prevail, litigation is time consuming and expensive to defend and would result in the diversion of management’s time and attention.

If a successful claim of infringement is brought against us and we fail to develop non-infringing technologies and solutions or to obtain licenses on a timely and cost effective basis this could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

Regulatory developments could negatively impact our business.

Because personal, public and non-public information is stored in some of our databases, we are vulnerable to government regulation and adverse publicity concerning the use of our data. We provide many types of data and services that already are subject to regulation under the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Driver’s Privacy Protection Act, Health Insurance Portability and Accountability Act, the European Union’s Data Protection Directive and to a lesser extent, various other federal, state, and local laws and regulations. These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace. However, many consumer advocates, privacy advocates, and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Similar initiatives are under way in other countries in which we do business or from which we source data. The following legal and regulatory developments also could have a material adverse affect on our business, financial position, results of operations or cash flows:

•	amendment, enactment, or interpretation of laws and regulations which restrict the access and use of personal information and reduce the supply of data available to customers;

•	changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our solutions;

•	failure of our solutions to comply with current laws and regulations; and

•	failure of our solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Fraudulent data access and other security breaches may negatively impact our business and harm our reputation.

Security breaches in our facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers. Our systems may be vulnerable to physical break-ins, computer viruses, attacks by hackers and similar disruptive problems. Third-party contractors also may experience security breaches involving the storage and transmission of proprietary information. If users gain improper access to our databases, they may be able to steal, publish, delete or modify confidential third-party information that is stored or transmitted on our networks.

In addition, customers’ misuse of our information services could cause harm to our business and reputation and result in loss of customers. Any such misappropriation and/or misuse of our information could result in us, among other things, being in breach of certain data protection and related legislation.

A security or privacy breach may affect us in the following ways:

•	deterring customers from using our solutions;

•	deterring data suppliers from supplying data to us;

•	harming our reputation;

•	exposing us to liability;

•	increasing operating expenses to correct problems caused by the breach;

•	affecting our ability to meet customers’ expectations; or

•	causing inquiry from governmental authorities.

We may detect incidents in which consumer data has been fraudulently or improperly acquired. The number of potentially affected consumers identified by any future incidents is obviously unknown. Any such incident could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

We typically face a long selling cycle to secure new contracts that requires significant resource commitments, which result in a long lead time before we receive revenues from new relationships.

We typically face a long selling cycle to secure a new contract and there is generally a long preparation period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and we may not succeed in winning a new customer’s business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have a material adverse effect on our business, results of operations and financial condition.

We may lose key business assets, including loss of data center capacity or the interruption of telecommunications links, the internet, or power sources, which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenues through telesales centers and websites that we utilize in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations to cover a loss or failure in all of these areas in a timely manner. Certain of our customer contracts provide that our on-line servers may not be unavailable for specified periods of time. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that materially adversely affect our ability to meet customers’ requirements, resulting in decreased revenue, operating income and earnings per share.

We are subject to significant competition in many of the markets in which we operate and we may not be able to compete effectively.

Some markets in which we operate or which we believe may provide growth opportunities for us are highly competitive, and are expected to remain highly competitive. We compete on the basis of quality,

customer service, product and service selection and price. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain our competitive position in our market segments, especially against larger competitors. We may also invest further to upgrade our systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

Our long-term business strategy includes growth through acquisitions. Future acquisitions may not be completed on acceptable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things:

•	failing to implement or remediate controls, procedures and policies appropriate for a larger public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient, timely manner;

•	assuming potential liabilities of an acquired company;

•	managing the potential disruption to our ongoing business;

•	distracting management focus from our core businesses;

•	difficulty in acquiring suitable businesses;

•	impairing relationships with employees, customers, and strategic partners;

•	incurring expenses associated with the amortization of intangible assets;

•	incurring expenses associated with an impairment of all or a portion of goodwill and other intangible assets due to changes in market conditions, weak economies in certain competitive markets, or the failure of certain acquisitions to realize expected benefits; and

•	diluting the share value and voting power of existing stockholders.

The anticipated benefits of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill and other intangible assets, any of which could harm our financial condition. Future acquisitions may require us to obtain additional financing, which may not be available on favorable terms or at all.

To the extent the availability of free or relatively inexpensive information increases, the demand for some of our solutions may decrease.

Public sources of free or relatively inexpensive information have become increasingly available recently, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive information may reduce demand for our solutions. To the extent that customers choose not to obtain solutions from us and instead rely on information obtained at little or no cost from these public sources, our business and results of operations may be adversely affected.

Our senior leadership team is critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. Members of our senior management operating team have been with us for an average of almost twenty years. If we lose key members of our senior management operating team, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this may have a material adverse effect on our business, results of operations and financial condition.

We may fail to attract and retain enough qualified employees to support our operations, which could have an adverse effect on our ability to expand our business and service our customers.

Our business relies on large numbers of skilled employees and our success depends on our ability to attract, train and retain a sufficient number of qualified employees. If our attrition rate increases, our operating efficiency and productivity may decrease. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, and there is a limited pool of employees who have the skills and training needed to do our work. If our business continues to grow, the number of people we will need to hire will increase. We will also need to increase our hiring if we are not able to maintain our attrition rate through our current recruiting and retention policies. Increased competition for employees could have an adverse effect on our ability to expand our business and service our customers, as well as cause us to incur greater personnel expenses and training costs.

We are subject to antitrust and other litigation, and may in the future become subject to further such litigation; an adverse outcome in such litigation could have a material adverse effect on our financial condition, revenues and profitability.

We participate in businesses (particularly insurance-related businesses and services) that are subject to substantial litigation, including antitrust litigation. We are subject to the provisions of a 1995 settlement agreement in an antitrust lawsuit brought by various state Attorneys General and private plaintiffs which imposes certain constraints with respect to insurer involvement in our governance and business. We currently are defending against several putative class action lawsuits in which it is alleged that certain of our subsidiaries unlawfully have conspired with insurers with respect to their payment of insurance claims. See “Business — Legal Proceedings.” Our failure to successfully defend or settle such litigation could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenues and profitability. Given the nature of our business, we may be subject to similar litigation in the future. Even if the direct financial impact of such litigation is not material, settlements or judgments arising out of such litigation could include further restrictions on our ability to conduct business, including potentially the elimination of entire lines of business, which could increase our cost of doing business and limit our prospects for future growth.

General economic, political and market forces and dislocations beyond our control could reduce demand for our solutions and harm our business.

The demand for our solutions may be impacted by domestic and international factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital, the level and volatility of interest rates, currency exchange rates and inflation. The United States economy is currently undergoing a period of slowdown, which some observers view as a possible recession and both the future domestic and global economic environments may continue to be less favorable than those of recent years. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally and could result in a reduction in demand for our solutions, which could have an adverse effect on our results of operation and financial condition.

The current global dislocation of the credit markets, which have significantly contributed to the slowdown described above, has not yet been fully accounted for by many financial institutions. A significant additional decline in the value of assets for which risk is transferred in market transactions could have an adverse impact on the demand for our solutions. In addition, the decline of the credit markets has reduced the number of mortgage originators, and therefore, the immediate demand for our related mortgage solutions. Specifically, certain of our fraud detection and prevention solutions are directed at the mortgage market. This decline in asset value and originations and an increase in foreclosure levels has also created greater regulatory scrutiny of mortgage originations and securitization. Any new regulatory regime may change the utility of our solutions for mortgage lenders and other participants in the mortgage lending industry and related derivative markets or increase our costs as we adapt our solutions to new regulation.

Risks Related to the Offering

There is no prior public market for our common stock and therefore an active trading market or any specific price for our common stock may not be established.

Currently, there is no public trading market for our common stock. We expect that our Class A common stock will be listed on the New York Stock Exchange under the symbol “     .” The initial public offering price per share was determined by agreement among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of our common stock after our initial public offering. An active trading market for our common stock may not develop and continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price.

The market price for our common stock may be volatile.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in our industry;

•	regulatory developments in our industry affecting us, our customers or our competitors;

•	announcements of technological developments;

•	sales or expected sales of additional common stock;

•	continued dislocations and downward pressure in the capital markets; and

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our common stock.

We plan to issue a number of options to purchase Class A common stock to our directors and employees that could dilute your interest in us.

Upon the closing of this offering we will have           shares of Class A common stock available for issuance to our directors, executive officers and employees in connection with grants of options to purchase Class A common stock under our employee benefits arrangements. Issuances of Class A common stock to our directors, executive officers and employees pursuant to the exercise of stock options under our employee benefits arrangements will dilute your interest in us.

If there are substantial sales of our common stock, our stock price could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem attractive. Upon consummation of this offering, we will have           shares of common stock outstanding. Of these shares, the           shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates.

Following this offering, our existing stockholders will beneficially own in the aggregate approximately           shares of our Class A common stock and           shares of our Class B common stock, representing in aggregate approximately     % of our outstanding common stock. Such stockholders will be able to sell their common stock in the public market from time to time without registering them, subject to the lock-up periods described below, and subject to limitations on the timing, amount and method of those sales imposed by securities laws. If any of these stockholders were to sell a large number of their common stock, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

In connection with this offering, we, our selling stockholders, our directors and certain members of our management have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of their common stock without the prior consent of the underwriters for 180 days after the date of this prospectus. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the common stock from the restrictions in any of the lock-up agreements described above. In addition, certain members of our management will be subject to a lock-up agreements with us whereby they will not be permitted to sell any of their common stock, subject to certain conditions, for a period of time after the pricing of this initial public offering. See “Certain Relationships and Related Transactions — Letter Agreements.”

Also, pursuant to our amended and restated certificate of incorporation, our Class B stockholders will not be able to sell any of their common stock, subject to certain conditions, to the public for a period of time after the pricing of this initial public offering. Each share of Class B (Series 1) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 18 months after the date of this prospectus. Each share of Class B (Series 2) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 30 months after the date of this prospectus. Our board of directors may approve exceptions to the limitation on transfers of our Class B common stock in their sole discretion, in connection with the sale of such Class B common stock in a public offering registered with the Securities and Exchange Commission or in such other limited circumstances as our board of directors may determine. Any Class B common stock sold to the public will first be converted to Class A common stock. Such further resale of our common stock could cause the price of our common stock to decline. See “Description of Capital Stock — Common Stock — Conversion.”

Pursuant to our equity incentive plans, options to purchase approximately           shares of Class A common stock will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering a total of approximately           shares of Class A common stock which will cover the shares available for issuance under our equity incentive plans (including for such outstanding options) as well as shares held for resale by our existing stockholders that were previously issued under our equity incentive plans. Such further issuance and resale of our common stock could cause the price of our common stock to decline.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

The holders of our Class B common stock have the right to elect up to three of our directors and their interests in our business may be different than yours.

Until no Class B common stock remains outstanding, the holders of our Class B common stock will have the right to elect up to three of our directors. Stockholders of the Class B common stock may not have the same incentive to approve a corporate action that may be favorable for the holders of Class A common stock, or their interests may otherwise conflict with yours. For example, holders of our Class B common stock may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us and the use of our solutions, but which might involve risks to holders of our Class A common stock. See “Description of Capital Stock — Common Stock — Voting Rights.”

Following this offering, changes in our capital structure and level of indebtedness and the terms of anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	authorize the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval, subject to the rules and regulations of the ;

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a public company. Following the completion of this offering, we will be a publicly traded company. Once we become a public company, we will incur significant legal, accounting, investor relations and other expenses that we do not currently incur. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission, the applicable listing rules and rules implemented by the applicable foreign regulatory agencies, may require changes in corporate governance practices of public companies. We expect such rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. We believe the data from third-party sources to be reliable based upon our management’s knowledge of the industry, but have not independently verified such data. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

THE REORGANIZATION

On May 23, 2008, in contemplation of our initial public offering, we formed Verisk Analytics, Inc., a Delaware corporation, to be the new holding company for our business. It was initially formed as a wholly-owned subsidiary of Insurance Services Office, Inc. Prior to the completion of this offering, we will have effected an internal reorganization whereby ISO will become a wholly-owned subsidiary of Verisk and all outstanding shares of ISO common stock will be replaced with common stock of Verisk.

This transaction will occur by the stockholders of ISO exchanging their common stock in ISO for common stock in Verisk. As part of this reorganization, our existing equity based compensation plans will be assigned to Verisk. As a result, all outstanding options issued under our existing equity based compensation plans will become options to acquire common stock of Verisk.

Immediately after the reorganization we will effect an approximately  -for-one split of our common stock in order to have a price per share equal to the mid-point of the range set forth on the cover page of this prospectus.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares.

DIVIDEND POLICY

Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $      per share of Class A common stock (representing a quarterly rate initially equal to $      per share) commencing with the quarter ended          , 2008. Our Class B common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to changes in the terms of our capital stock in connection with this initial public offering and the consequent expiration of our obligations to redeem our Class A common stock.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2008
	Actual	As Adjusted
	(in thousands,
	except share numbers)

Long-term debt (including current portion of long-term debt)	$642,182	$642,182

Redeemable common stock:(1)
Class A redeemable common stock, stated at redemption value, $0.01 par value; 6,700,000 shares authorized; 2,999,939 shares issued and 946,518 outstanding	1,058,631	—
Unearned Class A common stock ESOP shares	(3,751)	—
Notes receivable from stockholders(2)	(48,593)	—

Total redeemable common stock	1,006,287	—

Stockholders’ deficit:
Class A common stock, $0.001 par value per share, 20,000,000 shares authorized; 10,004,500 shares issued and 2,863,742 shares outstanding(3)	—	30
Class B (Series 1 and 2) common stock, $0.001 par value per share, shares authorized, shares issued and shares outstanding(3)	100	100
Additional paid-in capital	—	1,058,601
Class A common stock unearned ESOP shares	—	(3,751)
Accumulated other comprehensive loss	(29,915)	(29,915)
(Accumulated deficit)/retained earnings	(465,138)	(465,138)
Class A common stock, treasury stock, 2,053,421 shares	—	—
Class B common stock, treasury stock, 7,140,758 shares	(683,994)	(683,994)

Total stockholders’ deficit	(1,178,947)	(124,067)

Total capitalization	$469,522	$518,115

(1)	Prior to this offering, we were required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock.

(2)	Prior to the filing of this prospectus, we provided full recourse loans to directors and senior management in connection with exercising their stock options. The loan program has been terminated and all of these loans have been repaid.

(3)	Giving effect to the approximately -for-one stock split that will have occurred prior to the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from the unaudited consolidated financial statements that are not included in this prospectus. The condensed consolidated statement of operations data for the six-month periods ended June 30, 2007 and 2008 and the condensed consolidated balance sheet data as of June 30, 2008 are derived from unaudited condensed consolidated financial statements that are included in this prospectus and the consolidated balance sheet data as of June 30, 2007 are derived from unaudited condensed consolidated financial statements that are not included in this prospectus. The unaudited condensed consolidated financial statements, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six-month period ended June 30, 2008 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2008 or any future period.

Since January 1, 2003 we have acquired 14 businesses, which may affect the comparability of our financial statements.

						Six Months
	Year Ended December 31,					Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands, except for share and per share data)

Statement of income data:
Revenues:
Risk Assessment revenues	$359,186	$403,616	$448,875	$472,634	$485,160	$244,556	$253,356
Decision Analytics revenues	118,897	144,711	196,785	257,499	317,035	155,432	184,334

Revenues	478,083	548,327	645,660	730,133	802,195	399,988	437,690

Expenses:
Cost of revenues	256,917	263,332	294,911	331,804	357,191	176,502	190,678
Selling, general and administrative	75,075	81,020	88,723	100,124	107,576	55,600	59,028
Depreciation and amortization of fixed assets	20,261	19,569	22,024	28,007	31,745	15,498	16,424
Amortization of intangible assets	9,927	11,412	19,800	26,854	33,916	17,240	14,937

Total expenses	362,180	375,333	425,458	486,789	530,428	264,840	281,067

Operating income	115,903	172,994	220,202	243,344	271,767	135,148	156,623
Other income/(expense):
Investment income and realized gains on securities, net	3,789	950	2,932	6,101	9,308	4,963	317
Interest expense	(2,333)	(5,241)	(10,465)	(16,668)	(22,928)	(11,474)	(14,173)

Total other expense, net	1,456	(4,291)	(7,533)	(10,567)	(13,620)	(6,511)	(13,856)
Income from continuing operations before income taxes	117,359	168,703	212,669	232,777	258,147	128,637	142,767
Provision for income taxes	(47,745)	(68,925)	(85,722)	(86,921)	(103,184)	(52,432)	(61,818)

Income from continuing operations	69,614	99,778	126,947	145,856	154,963	76,205	80,949
Loss from discontinued operations, net of tax(1)	(12)	(508)	(2,574)	(1,805)	(4,589)	(1,302)	—

Net income	$69,602	$99,270	$124,373	$144,051	$150,374	$74,903	$80,949

						Six Months
	Year Ended December 31,					Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands, except for share and per share data)

Basic income/(loss) per share(2):
Income from continuing operations	$10.91	$20.12	$29.81	$35.31	$38.58	$18.69	$21.73
Loss from discontinued operations	—	(0.10)	(0.61)	(0.44)	(1.14)	(0.32)	—

Net income per share	$10.91	$20.02	$29.20	$34.87	$37.44	$18.37	$21.73

Diluted income/(loss) per share:
Income from continuing operations	$10.62	$19.28	$28.45	$33.85	$37.03	$17.97	$20.87
Loss from discontinued operations	—	(0.10)	(0.58)	(0.42)	(1.10)	(0.31)	—

Net income per share	$10.62	$19.18	$27.87	$33.43	$35.93	$17.66	$20.87

Weighted average shares outstanding:
Basic	6,382,836	4,958,161	4,258,989	4,130,962	4,016,928	4,077,259	3,724,876

Diluted	6,557,950	5,174,281	4,462,109	4,308,976	4,185,151	4,240,053	3,877,906

Other data:
Purchases of fixed assets	$(14,385)	$(17,516)	$(24,019)	$(25,742)	$(32,941)	$(23,050)	$(17,810)
Net cash provided by operating activities	131,340	174,780	174,071	223,499	248,521	117,136	141,929
Net cash (used in) provided by investing activities	19,731	(41,851)	(107,444)	(243,452)	(110,831)	(49,403)	(98,402)
Net cash (used in) provided by financing activities	(150,912)	(114,280)	(90,954)	75,907	(212,591)	(127,194)	(16,759)

	Year Ended December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$48,954	$67,700	$42,822	$99,152	$24,049	$39,826	$50,835
Total assets	344,145	386,496	466,244	744,731	828,483	779,465	866,839
Total debt(3)	112,880	206,152	276,964	448,698	438,330	401,700	642,182
Redeemable common stock(4)	380,246	722,532	901,089	1,125,933	1,171,188	1,211,422	1,006,287
Stockholders’ deficit	(316,369)	(737,929)	(938,294)	(1,116,357)	(1,195,728)	(1,203,279)	(1,178,947)

(1)	As of December 31, 2007, we discontinued operations of our claim consulting business located in New Hope, Pennsylvania and the United Kingdom.

(2)	In conjunction with the initial public offering, the stock of Insurance Services Office, Inc. will convert to stock of Verisk Analytics, Inc., which plans to effect a stock split of its common stock. Giving effect to the approximately -for-one stock split that will have occurred prior to the completion of this offering, basic earnings per share from continuing operations and discontinued operations would have been $ and $ , $ and $ , $ and $ , $ and $ , and $ and $ for each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and $ and $ and $ and $ for the six months ended June 30, 2007 and 2008, respectively. Diluted earnings per shares from continuing operations and discontinued operations would have been $ and $ , $ and $ , and $ and $ for each of the years ended December 31, 2005, 2006 and 2007, respectively, and $ and $ and $ and $ for the six months ended June 30, 2007 and 2008, respectively.

(3)	Includes capital lease obligations.

(4)	Prior to this offering, we are required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities is not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to this offering, we will no longer be obligated to redeem these shares and therefore we will not be required to record any redeemable common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus, as well as the discussion under “Selected Consolidated Financial Data.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as ‘solutions’ due to the integration among our products and the flexibility that enables our customers to purchase components or the comprehensive package of products. These solutions take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs.

We organize our business in two segments: Risk Assessment and Decision Analytics. Our Risk Assessment segment provides statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our Risk Assessment segment revenues represented approximately 60% and 58% of our revenues for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. Our Decision Analytics segment provides solutions our customers use to analyze the four processes of the Verisk Risk Analysis Framework: Prediction of Loss, Selection and Pricing of Risk, Detection and Prevention of Fraud, and Quantification of Loss. Our Decision Analytics segment revenues represented approximately 40% and 42% of our revenues for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

Executive Summary

Key Business Characteristics

We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Recurring Nature of Revenues.  We offer our solutions primarily through annual subscriptions or long-term agreements, which are generally pre-paid. For the year ended December 31, 2007 and the six months ended June 30, 2008, 74% and 72% of our revenues, respectively, were derived from subscriptions and long-term agreements for our solutions. Approximately 96% of our top 200 customers in 2007, as ranked by revenues, have been our customers for each of the last five years. The combination of our historically high renewal rates, which we believe are due to the embedded nature of our solutions, and our subscription-based revenue model, results in predictable cash flows.

Scalable Solutions.  Our technology infrastructure and scalable solution platforms allow us to accommodate significant additional transaction volumes with limited incremental costs. This operating leverage enabled us to increase our EBITDA margins from 30.6% in 2003 to 42.1% in 2007.

Low Capital Intensity.  We have low capital needs that allow us to generate strong cash flow. In 2007, our operating income and capital expenditures as a percentage of revenue were 33.9% and 4.1%, respectively.

Revenues

We earn revenues through subscriptions, long-term agreements and on a transactional basis. Subscriptions for our solutions are generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year and are automatically renewed each year. As a result, the timing of our cash flows generally precedes our recognition of revenues and income and our cash flow from operations tends to be higher in the first quarter as we receive subscription payments. Examples of these arrangements include subscriptions that allow our customers to access our standardized coverage language or our actuarial services throughout the subscription period. In general, we experience minimal seasonality within the business. Our long-term agreements are generally for periods of three to seven years. We recognize revenue from subscriptions ratably over the term of the subscription and most long-term agreements are recognized ratably over the term of the agreement.

Certain of our solutions are also paid for by our customers on a transactional basis. For example, we have solutions that allow our customers to access fraud detection tools in the context of an individual mortgage application, obtain property-specific rating and underwriting information to price a policy on a commercial building, or compare a P&C insurance, medical or workers’ compensation claim with information in our databases. For the year ended December 31, 2007 and the six months ended June 30, 2008, 26% and 28% of our revenues, respectively, were derived from providing transactional solutions. We earn transactional revenues as our solutions are delivered or services performed. In general, transactions are billed monthly at the end of each month.

More than 80% and 81% of the revenues in our Risk Assessment segment for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, were derived from subscriptions and long-term agreements for our solutions. Our customers in this segment include most of the P&C insurance providers in the United States and we have retained approximately 99% of our P&C insurance customer base in each of the last five years. More than 63% and 59% of the revenues in our Decision Analytics segment, for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, were derived from subscriptions and long-term agreements for our solutions.

Principal Operating Costs and Expenses

Personnel expenses are the major component of both our cost of revenues and selling, general and administrative expenses. Personnel expenses include salaries, benefits, incentive compensation, equity compensation costs (described under “— Equity Compensation Costs” below), sales commissions, employment taxes, recruiting costs and outsourced temporary agency costs and represented 66% of our total expenses for each of the year ended December 31, 2007 and the six months ended June 30, 2008.

We allocate personnel expenses between two categories, cost of revenues and selling, general and administrative costs based on the actual costs associated with each employee. We categorize employees who maintain our solutions as cost of revenues, and all other personnel, including executive managers, sales people, marketing, business development, finance, legal, human resources and administrative services as selling, general and administrative expenses. A significant portion of our other operating costs, such as facilities and communications, are also either captured within cost of revenues or selling, general and administrative expense, based on the nature of the work being performed.

While we expect to grow our headcount over time to take advantage of our market opportunities, we believe that the economies of scale in our operating model will allow us to grow our personnel expenses at a lower rate than revenues. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses.

Cost of Revenues.  Our cost of revenues consists primarily of personnel expenses. Cost of revenues also includes the expenses associated with the acquisition and verification of data, the maintenance of our existing solutions and the development and enhancement of our next-generation solutions. Within our Risk Assessment segment, much of our revenues are based on the data we receive from our customers. The costs for such revenue for the year ended December 31, 2007 and the six months ended June 30, 2008 were

$15.6 million and $7.9 million, respectively, and have declined as a percentage of revenue from 3.7% to 3.1% of our Risk Assessment segment revenues from December 31, 2005 to June 30, 2008.

Selling, General and Administrative Expense.  Our selling, general and administrative expense also consists primarily of personnel costs. A portion of the other operating costs such as facilities, insurance and communications are also allocated to selling, general and administrative costs based on the nature of the work being performed by the employee.

Description of Acquisitions

As part of our growth strategy, we intend to continue to selectively acquire companies primarily to augment our Decision Analytics offerings. We have acquired ten businesses since January 2005, all of which are included in our Decision Analytics segment. Specifically, seven of these companies provide fraud identification and detection solutions and two of these companies provide loss prediction and selection solutions to the healthcare market. In addition, we acquired Xactware, Inc., or Xactware, in 2006, which provides loss quantification solutions for all phases of building repair and reconstruction. As a result of these acquisitions, our consolidated results of operations may not be comparable between periods.

In 2007, we acquired three companies for an aggregate cash purchase price of approximately $50.0 million and funded indemnity and contingent payment escrows of $3.3 million and $1.0 million, respectively. In 2006, we acquired four companies for an aggregate cash purchase price of approximately $202.1 million, of which $188.0 million relates to Xactware, and funded indemnity and contingent payment escrows of $11.1 million and $3.5 million, respectively. In 2005, we acquired three companies for an aggregate cash purchase price of approximately $62.7 million and funded contingency escrows of $14.4 million.

At June 30, 2008, the current and long-term portions of these escrows were $12.8 million and $0.9 million, respectively. A portion of these escrows and other potential acquisition contingent payments are linked to performance targets and, in some cases, to continued employment of key principals. When tied to continued employment, these contingent payments must be expensed as compensation. Compensation expense related to these acquisition contingent payments for the years ended December 31, 2005, 2006 and 2007 were $9.7 million, $9.0 million and $3.6 million, respectively, and for the six months ended June 30, 2007 and 2008 were $2.4 million and $0.6 million.

Equity Compensation Costs

We established a leveraged employee stock ownership plan, or ESOP, funded with intercompany debt that includes 401(k), ESOP and profit sharing components to provide employees with equity participation. We make quarterly cash contributions to the plan equal to the debt service requirements. As the debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participant eligible compensation.

We accrue compensation expense ratably over the reporting period equal to the fair value of the shares to be released to the ESOP. As the value of our shares has increased, our compensation expense relating to our ESOP has increased as well. The amount of our equity compensation costs recognized for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008 are as follows:

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)

401(k) matching contribution expense:
Risk Assessment	$4,466	$4,703	$4,914	$2,501	$2,660
Decision Analytics	1,689	2,105	2,788	1,385	1,542

Total 401(k) matching contribution expense	6,155	6,808	7,702	3,886	4,202

Profit sharing contribution expenses:
Risk Assessment	—	—	473	239	370
Decision Analytics	—	—	268	132	215

Total profit sharing contribution expense	—	—	741	371	585

ESOP allocation expense:
Risk Assessment	5,422	8,105	8,806	4,224	4,289
Decision Analytics	2,051	3,627	4,997	2,340	2,488

Total ESOP allocation expense	7,473	11,732	13,803	6,564	6,777

Total ESOP costs	$13,628	$18,540	$22,246	$10,821	$11,564

Prior to the completion of this offering, we intend to accelerate the allocation of a portion of the shares to the ESOP, which will result in a non-recurring non-cash charge of approximately $      million, based on the mid-point of the range set forth on the cover page of this prospectus. As a result, subsequent to the offering, the non-cash ESOP allocation expense will be substantially reduced. Non-cash charges relating specifically to our 401(k) and profit sharing were $6.8 million and $8.4 million for the years ended December 31, 2006 and 2007, respectively, and we expect this level of charges to continue to grow in the future.

In addition, the portion of the ESOP allocation expense related to the appreciation of the value of the shares in the ESOP above the value of those shares when the ESOP was first established is not tax deductible. Therefore, we believe the accelerated allocation will result in a reduction of approximately 3% to our effective tax rate from 2008 to 2009.

On January 1, 2005, we adopted FAS No. 123(R), “Share-Based Payment,” or FAS No. 123(R), using a prospective approach, which required us to record compensation expense for all awards granted after the date of adoption. Therefore, since January 1, 2005 the expense associated with the number of options granted has increased every year. For example, for the year ended December 31, 2005 we expensed the option grants vested in 2005, but for the year ended December 31, 2006 we expensed the option grants vested in 2005 and 2006. See “— Critical Accounting Policies and Estimates — Stock Based Compensation.”

Public Company Expenses

Beginning in 2008, our selling, general and administrative costs increased as we prepared for this initial public offering; for the six months ended June 30, 2008, such costs were $2.3 million. Following the offering, we will incur additional selling, general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, the cost of an investor relations function, costs related to Section 404 of the Sarbanes-Oxley Act and increased director and officer insurance premiums.

Upon the completion of this offering, we expect to grant           shares of our Class A common stock to our directors, officers and employees in the form of stock options, performance shares, performance unit awards, restricted shares or restricted stock awards. Assuming that all of the performance measures are met, we expect the related expense to be approximately $      million, $      million and $      million for 2009, 2010 and 2011, respectively. See “Management — Executive Compensation — Verisk Analytics, Inc. 2008 Equity Incentive Plan.”

Trends Affecting Our Business

A portion of our revenues are related to changes in historical insurance premiums, therefore, our revenues could be positively or negatively affected by growth or declines in premiums for the lines of insurance for which we perform services. The pricing of these solutions is based on an individual customer’s premiums in a prior period, so the pricing is fixed at the inception of each calendar year. The impact of insurance premiums has a more significant impact on the Risk Assessment segment than the Decision Analytics segment. Since 2005, premium growth in the P&C insurance industry has slowed and we expect little or no growth for most insurance lines during 2008. In addition, since 2007, the softening of the automobile insurance market negatively impacted our auto premium leakage identification solutions. We do not expect this trend to have a material impact on our liquidity or capital resources.

A portion of our revenues in the Decision Analytics segment are tied to the volume of applications for new mortgages or refinancing of existing mortgages. Turmoil in the mortgage market over the past year has adversely affected revenue in this segment of our business. Although we expect this trend to continue to impact our business during the balance of 2008, due to the rise in foreclosure and early pay defaults, we have seen and expect to see in the future an increase in revenues from our solutions that help our customers focus on improved underwriting quality of mortgage loans, ensure the application data is accurate and identify and rapidly settle bad loans which may have been originated based upon fraudulent information.

Recent events within the United States economy are expected to result in a further tightening in credit availability, which has resulted in higher interest rates. To date we have been able to adequately secure credit arrangements for the financing of the business and we will continue to explore financing alternatives to fund future growth opportunities. Borrowings under our debt facilities are long-term in nature and are at fixed interest rates. While the potential for higher interest rates may translate into higher interest expense in the future, we do not expect this to have a material impact on our business in the near-term.

Results of Operations

Set forth below is our results of operations expressed as a percentage of revenues.

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008

Statement of income data:
Expenses:
Cost of revenues	45.7%	45.4%	44.5%	44.1%	43.6%
Selling, general and administrative	13.7%	13.7%	13.4%	13.9%	13.5%
Depreciation and amortization of fixed assets	3.4%	3.8%	4.0%	3.9%	3.8%
Amortization of intangible assets	3.1%	3.7%	4.2%	4.3%	3.4%

Total expenses	65.9%	66.7%	66.1%	66.2%	64.2%

Operating income	34.1%	33.3%	33.9%	33.8%	35.8%
Other income/(expense):
Interest and investment income (loss)	0.5%	0.8%	1.2%	1.2%	0.1%
Interest expense	(1.6)%	(2.3)%	(2.9)%	(2.9)%	(3.2)%

Total other income/(expense)	(1.2)%	(1.4)%	(1.7)%	(1.6)%	(3.2)%
Income from continuing operations before income taxes	32.9%	31.9%	32.2%	32.2%	32.6%
Provision for income taxes	(13.3)%	(11.9)%	(12.9)%	(13.1)%	(14.1)%

Income from continuing operations	19.7%	20.0%	19.3%	19.1%	18.5%
Loss from discontinued operations, net of tax	(0.4)%	(0.2)%	(0.6)%	(0.3)%	(—)

Net Income	19.3%	19.7%	18.7%	18.7%	18.5%

EBITDA	40.6%	40.8%	42.1%	42.0%	42.9%

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Consolidated Results of Operations

Revenues

Revenues were $437.7 million for the six-month period ended June 30, 2008 compared to $400.0 million for the six-month period ended June 30, 2007, an increase of $37.7 million or 9.4%. During the latter part of 2007, we acquired three companies that accounted for $15.8 million of additional revenues for the six-month period ended June 30, 2008. Excluding these acquisitions, revenues increased $21.9 million, which included an increase of $8.8 million in our Risk Assessment segment and an increase of $13.1 million in our Decision Analytics segment.

Cost of Revenues

Cost of revenues was $190.7 million for the six-month period ended June 30, 2008 compared to $176.5 million for the six-month period ended June 30, 2007, an increase of $14.2 million, or 8.0%. The increase was primarily due to $10.0 million in costs attributable to the newly acquired companies and $4.2 million in costs due to increased salaries and employee benefits costs, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount, a $1.5 million increase in office maintenance fees and other operating expenses of $1.7 million. These increases were partially offset by $1.4 million in loss on disposal of assets in the period ended June 30, 2007 with no corresponding amount in the current period and acquisition contingent payments that were lower by $1.9 million compared to the period ended June 30, 2007. These acquisition contingent payments are related to achievement of performance-related targets for different acquisitions in the periods described. As a percentage of revenues, cost of revenues was 44.1% and 43.6% for the six months ended June 30, 2007 and 2008, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $59.0 million for the six-month period ended June 30, 2008 compared to $55.6 million for the six-month period ended June 30, 2007, an increase of $3.4 million or 6.2%. The increase was due to $0.6 million in costs attributable to the newly acquired companies, $1.9 million in costs due to increased salaries and employee benefits costs, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount, and $2.4 million in legal costs primarily resulting from the preparation for our initial public offering. This increase was partially offset by lower advertising and marketing costs of $0.6 million, and other general expenses of $0.9 million. As a percentage of revenues, selling, general and administrative expenses decreased to 13.5% from 13.9%.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $16.4 million for the six-month period ended June 30, 2008 compared to $15.5 million for the six-month period ended June 30, 2007, an increase of $0.9 million or 6.0%. Depreciation and amortization of fixed assets includes depreciation of furniture and equipment, software, computer hardware and related equipment. As a percentage of revenue, depreciation and amortization of fixed assets decreased to 3.8% from 3.9%.

Amortization of Intangible Assets

Amortization of intangible assets was $14.9 million for the six-month period ended June 30, 2008 compared to $17.2 million for the six-month period ended June 30, 2007, a decrease of $2.3 million, or 13.4%. The decrease is the result of certain intangible assets having been fully amortized in 2007, partially offset by the increased amortization of intangibles that resulted from our new acquisitions. We amortize intangible assets obtained through acquisitions over the periods that we expect to derive benefit from such assets.

Investment Income and Realized Gains (Losses) on Securities, Net

Investment income and realized gains (losses) on securities, net was $0.3 million for the six-month period ended June 30, 2008 compared to $5.0 million for the six-month period ended June 30, 2007, a decrease of $4.7 million. Interest income and realized gains (losses) on securities, consists of interest income we receive from our cash and cash equivalents and stockholder loans, dividend income from our available-for-sale securities held with certain financial institutions as well as realized amounts associated with the sale of available-for-sale securities. The decrease primarily resulted from reduced interest income of $2.8 million coupled with the loss on sale of securities of $1.3 million for the six-month period ended June 30, 2008.

Interest Expense

Interest expense was $14.2 million for the six-month period ended June 30, 2008 compared to $11.5 million for the six-month period ended June 30, 2007, an increase of $2.7 million or 23.5%. This increase is primarily due to greater debt outstanding and higher interest rates in the six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007.

Provision for Income Taxes

Provision for income taxes was $61.8 million for the six-month period ended June 30, 2008 compared to $52.4 million for the six-month period ended June 30, 2007, an increase of $9.4 million or 17.9%. The effective tax rate was 43.3% for the six-month period ended June 30, 2008 compared to 40.8% for the six-month period ended June 30, 2007. The 2008 rate is higher due to an increase in ESOP appreciation expenses not deductible for tax purposes and a higher state tax rate in 2008. Subsequent interim periods in 2008 should reflect lower effective tax rates as a result of the reduction of state tax contingencies due to the expiration of related statutes of limitations.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax was $1.3 million for the six-month period ended June 30, 2007, resulting from costs to support customer contracts in our claim consulting business that was terminated in 2007. This business will not have an impact on our 2008 results.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $253.4 million for the six-month period ended June 30, 2008 compared to $244.6 for the six-month period ended June 30, 2007, an increase of $8.8 million or 3.6%. The increase was primarily due to an increase in the sales of our industry-standard insurance programs partially offset by decreases in rate making and policy administration solutions and sales of our auto premium leakage identification solutions due to a softening in the auto insurance market. The increase in our industry-standard insurance programs primarily results from an increase in prices derived from continued enhancements to the content of our solutions and to a lesser extent, changes in our customer’s premium volumes. Our revenue by category for the periods presented is set forth below:

	Six Months Ended
	June 30,		Percentage
	2007	2008	Change
	(In thousands)

Industry standard insurance programs	$157,045	$165,719	5.5%
Property-specific rating and underwriting information	63,786	63,344	−0.7%
Statistical agency and data services	13,643	13,820	1.3%
Actuarial services	10,082	10,473	3.9%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $103.1 million for the six-month period ended June 30, 2008 compared to $104.9 million for the six-month period ended June 30, 2007, a decrease of $1.8 million or 1.7%. The decrease was due primarily to a $1.3 million loss on disposal of assets in the six-month period ended June 30, 2007, and an overall reduction of other operating expenses of $0.5 million which includes a reduction in salaries and employee benefits. As a percentage of Risk Assessment revenues, cost of revenues decreased to 40.7% from 42.9%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $36.7 million for the six months ended June 30, 2008 compared to $34.8 million for the six-month period ended June 30, 2007, a increase of $1.9 million or 5.4%. The increase was primarily due to an increase in legal fees associated with the preparation for our initial public offering. As a percentage of Risk Assessment revenues, selling, general and administrative expenses increased to 14.5% from 14.2%.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 44.8% for the six months ended June 30, 2008 compared to 42.9% for the six months ended June 30, 2007.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $184.3 million for the six-month period ended June 30, 2008 compared to $155.4 million for the six-month period ended June 30, 2007, an increase of $28.9 million or 18.6%. During the latter part of 2007, we acquired three companies that accounted for $15.8 million of the additional revenues for the six-month period ended June 30, 2008. Excluding the impact of these acquisitions, revenues increased $13.1 million, primarily due to an increase in sales of our loss quantification and loss prediction solutions, which was partially offset by a decrease in our fraud identification and detection solutions. Our loss quantification revenues increased as a result of new customer contracts and volume increases associated with recent floods and wildfires experienced in the United States. Increased revenue in our loss prediction solutions resulted from sales to new customers as well as increased penetration of our existing customers. Excluding acquisitions, our fraud identification and detection solutions decreased $1.3 million as revenue from our mortgage businesses decreased $6.0 million due to adverse market conditions in that industry, partially offset by increases in our claims solutions as enhancements to the content of our products increased subscription revenues. Our revenue by category for the periods presented is set forth below:

	Six Months
	Ended June 30,		Percentage
	2007	2008	Change
	(In thousands)

Loss prediction solutions	$38,025	$46,260	21.7%
Fraud identification and detection solutions	88,532	102,858	16.2%
Loss quantification solutions	28,875	35,216	22.0%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $87.5 million for the six-month period ended June 30, 2008 compared to $71.6 million for the six-month period ended June 30, 2007, an increase of $16.0 million or 22.3%. The increase included $10.0 million in costs attributable to the newly acquired companies. Excluding the impact of these acquisitions, the cost of revenues increased $6.0 million, primarily due to an increase in salaries and employee benefits of $5.4 million across a relatively constant employee headcount, which includes annual increases in salary increases, medical costs, and equity compensation costs, $0.9 million increase in office maintenance costs and an increase in other operating expenses of $1.5 million, partially offset by $1.9 million in lower acquisition contingent payments associated with acquisitions made in the prior period. As a percentage of Decision Analytics revenues, cost of revenues increased to 47.5% from 46.1%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $22.3 million for the six months ended June 30, 2008 compared to $20.8 million for the six-month period ended June 30, 2007, an increase of $1.5 million or 7.4%. The increase was due to $0.6 million in costs attributable to the newly acquired companies, and $1.3 million in costs due to increased salaries and employee benefits costs, which include annual salary increases, medical costs and long-term incentive plans across a relatively constant employee headcount. This increase was partially offset by lower advertising and marketing costs of $0.4 million. As a percentage of Decision Analytics revenues, selling, general and administrative expenses decreased to 12.1% from 13.4%.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 40.4% for the six months ended June 30, 2008 compared to 40.6% for the six months ended June 30, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Results of Operations

Revenues

Revenues were $802.2 million for the year ended December 31, 2007 compared to $730.1 million for the year ended December 31, 2006, an increase of $72.1 million or 9.9%. This increase was primarily due to the inclusion of Xactware, which was acquired in August 2006, for the full year, as well as several other acquisitions made during the latter part of 2006 and during 2007. Xactware contributed $63.2 million in revenues for the year ended December 31, 2007 compared to $22.2 million for the year ended December 31, 2006 and revenues from other acquisitions increased $6.5 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. Excluding the impact of these acquisitions, revenues increased $24.6 million which was comprised of an increase of $12.5 million in our Risk Assessment segment and an increase of $12.0 million in our Decision Analytics segment.

Cost of Revenues

Cost of revenues was $357.2 million for the year ended December 31, 2007 compared to $331.8 million for the year ended December 31, 2006, an increase of $25.4 million or 7.7%. The increase was primarily due to $22.7 million in costs attributable to the inclusion of the full year results of our acquisitions in 2006 and the acquisitions in 2007. Excluding these acquisitions, our cost of revenues increased by $2.6 million partially due to an increase in salaries and benefits of $12.5 million resulting from growth in headcount and other operating expenses of $1.0 million. These increases were partially offset by a decrease in acquisition contingent payments tied to continuing employment of $8.7 million. As a percentage of revenue, cost of revenues decreased to 44.5% for the year ended December 31, 2007 from 45.4% for the year ended December 31, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $107.6 million for the year ended December 31, 2007 compared to $100.1 million for the year ended December 31, 2006, an increase of $7.5 million or 7.5%. The increase was due to $4.2 million in costs attributable to the inclusion of the results of our acquisitions in 2006 and 2007. Excluding these acquisitions, our selling, general and administrative costs increased by $3.3 million primarily as a result of an increase in salaries and benefits of $2.4 million, an increase in equity compensation costs of $1.1 million and an increase in financial system upgrade costs of $0.7 million and $0.6 million of advertising costs. These increases were partially offset by a $1.8 million decrease in sales commission expense resulting from a change in commission rates in 2007. As a percentage of revenue, selling, general and administrative expenses decreased to 13.4% from 13.7%.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $31.7 million for the year ended December 31, 2007 compared to $28.0 million for the year ended December 31, 2006, an increase of $3.7 million or 13.3%. This increase is primarily due to our continuing investment in developing new products and enhancements to existing products as well as the continued investment in our technology infrastructure to support and grow our revenues. As a percentage of revenue, depreciation and amortization of fixed assets increased to 4.0% from 3.8%.

Amortization of Intangible Assets

Amortization of intangibles assets was $33.9 million for the year ended December 31, 2007 compared to $26.9 million for the year ended December 31, 2006, an increase of $7.0 million or 26.3%. This increase is the result of having a full year of amortization in 2007 on the intangible assets related to the acquisition of Xactware in 2006, partially offset by the final amortization during 2007 of intangible assets related to other acquisitions.

Investment Income and Realized Gains (Losses) on Securities, Net

Investment income and realized gains (losses) on securities, net was $9.3 million for the year ended December 31, 2007 compared to $6.1 million for the year ended December 31, 2006, an increase of $3.2 million or 52.6%. This increase is primarily due to a $2.0 million gain on our investment portfolio as well as an increase of $1.0 million in interest income primarily earned on acquisition escrow deposits.

Interest Expense

Interest expense was $22.9 million for the year ended December 31, 2007 compared to $16.7 million for the year ended December 31, 2006, an increase of $6.2 million or 37.6%. This increase is primarily the result of an increase in the weighted average balance of debt outstanding as well as higher rates of interest on long-term borrowings.

Provision for Income Taxes

Provision for income taxes was $103.2 million for the year ended December 31, 2007 compared to $86.9 million for the year ended December 31, 2006, an increase of $16.3 million or 18.7%. The effective tax rate was 40.0% for the year ended December 31, 2007 compared to 37.3% for the year ended December 31, 2006, which included the favorable settlement of certain tax contingencies.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax was $4.6 million for the year ended December 31, 2007 compared to $1.8 million for the year ended December 31, 2006, an increase of $2.8 million or 154.2%, reflecting exit costs, net of tax, including $1.7 million in the impairment of goodwill, associated with the discontinuation of our claim consulting business.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $485.2 million for the year ended December 31, 2007 compared to $472.6 million for the year ended December 31, 2006, an increase of $12.5 million or 2.7%. The increase was primarily due to an increase in the sales of our industry-standard insurance programs, which was partially offset by a decrease in the sales of our auto premium leakage identification solutions due to a softening in the auto insurance market. The increase in our industry-standard insurance programs primarily results from an increase in prices derived from continued enhancements to the content of our solutions and to a lesser extent, changes in our customer’s premium volumes. Increases from sales of additional lines of our services to existing customers are offset by lost revenue resulting from consolidation within the property and casualty insurance industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2006	2007	Change
	(In thousands)

Industry standard insurance programs	$303,957	$311,087	2.3%
Property-specific rating and underwriting information	123,627	126,291	2.2%
Statistical agency and data services	25,793	27,282	5.8%
Actuarial services	19,257	20,500	6.5%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $204.2 million for the year ended December 31, 2007 compared to $203.9 million for the year ended December 31, 2006, an increase of $0.3 million or 0.1%. The increase was primarily due to salary and benefit increases of $2.0 million and an increase in equity compensation costs of $2.3 million. These increases were offset by a decrease in outsourced temporary agency costs of $1.9 million, a decrease in software maintenance expenses of $1.2 million, and a decrease in acquisition contingent payments associated with acquisitions of $1.1 million. As a percentage of Risk Assessment revenues, cost of revenues decreased to 42.1% from 43.1%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $68.2 million for the year ended December 31, 2007 compared to $65.9 million for the year ended December 31, 2006, an increase of $2.3 million or 3.5%. The increase was primarily due to an increase in salary and benefits of

$2.0 million, $0.6 million in costs to upgrade our financial systems and an increase in equity compensation costs of $0.9 million, partially offset by a decrease in commission expense of $1.4 million, resulting from a change in the commission plan in 2007. As a percentage of Risk Assessment revenues, selling, general and administrative expenses increased to 14.1% from 13.9%.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 43.9% for the year ended December 31, 2007 compared to 42.9% for the year ended December 31, 2006.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $317.0 million for the year ended December 31, 2007 compared to $257.5 million for the year ended December 31, 2006, an increase of $59.5 million or 23.1%. This increase reflects the inclusion of Xactware, our loss quantification solution, which was acquired in August 2006, for the full year, as well as several other acquisitions made during the latter part of 2006 and during 2007. Xactware contributed $63.2 million in revenues for the year ended December 31, 2007 compared to $22.2 million for the year ended December 31, 2006 and the other acquisitions contributed $6.5 million of additional 2007 revenue compared to the year ended December 31, 2006. Excluding the impact of these acquisitions, revenues increased $12.0 million primarily due to an increase in sales of our loss prediction solutions resulting from revenue from new customers as well as increased usage by our existing customers. Within our fraud identification and detection solutions, growth in our claims solutions and criminal record products were offset by decreased revenue of $10.6 million in our mortgage solutions due to adverse market conditions in that industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2006	2007	Change
	(In thousands)

Loss prediction solutions	$67,129	$81,110	20.8%
Fraud identification and detection solutions	168,189	172,726	2.7%
Loss quantification solutions	22,181	63,199	184.9%

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $153.0 million for the year ended December 31, 2007 compared to $127.9 million for the year ended December 31, 2006, an increase of $25.1 million or 19.6%. The increase was primarily due to $22.7 million in costs attributable to the inclusion of the full year results of our acquisitions in 2006 and the acquisitions completed in 2007. Excluding these acquisitions, our cost of revenues increased by $2.4 million, partially due to salary and benefit increases of $5.9 million, an increase in equity compensation costs of $1.8 million, an increase in outsourced temporary agency fees of $2.8 million and an increase of $0.7 million in leased software, partially offset by a decrease in acquisition contingent payments tied to continuing employment of $7.6 million and $1.4 million on disposal of assets. As a percentage of Decision Analytics revenues, cost of revenues decreased to 48.3% from 49.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $39.4 million for our Decision Analytics segment for the year ended December 31, 2007 compared to $34.2 million for the year ended December 31, 2006, an increase of $5.2 million or 15.0%. The increase was primarily due to $4.2 million in costs attributable to the acquired businesses. Excluding these acquisitions, the increase in selling, general and administrative expenses was $1.0 million, primarily due to an increase of $0.4 million of salaries and benefits and $0.4 million in advertising costs. As a percentage of Decision Analytics revenues, selling, general and administrative expenses decreased to 12.4% from 13.3%.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 39.3% for the year ended December 31, 2007 compared to 37.0% for the year ended December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Results of Operations

Revenues

Revenues were $730.1 million for the year ended December 31, 2006 compared to $645.7 million for the year ended December 31, 2005, an increase of $84.5 million or 13.1%. This increase in part reflected the inclusion of acquisitions made in 2006, which contributed $23.6 million in revenues for the year ended December 31, 2006, and acquisitions made in 2005, which contributed $16.4 million of revenues for the year ended December 31, 2006 compared to $12.3 million for the year ended December 31, 2005. Excluding these acquisitions, revenues increased $56.8 million which was comprised of an increase of $23.8 million in our Risk Assessment segment and an increase of $33.0 million in our Decision Analytics segment.

Cost of Revenues

Cost of revenues was $331.8 million for the year ended December 31, 2006 compared to $294.9 million for the year ended December 31, 2005, an increase of $36.9 million or 12.5%. The increase was primarily due to $17.9 million in costs attributable to the inclusion of the full year results of our acquisitions in 2005 and the acquisitions completed in 2006. Excluding these acquisitions, the increase in cost of revenues is $19.0 million, consisting primarily of increases in personnel costs of $18.9 million. The increase in personnel costs consists of $10.7 million of salaries and benefits resulting from growth in headcount, a $6.5 million increase in equity compensation costs and a $1.0 million increase in pension costs. As a percentage of revenue, cost of revenues decreased slightly to 45.4% from 45.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $100.1 million for the year ended December 31, 2006 compared to $88.7 million for the year ended December 31, 2005, an increase of $11.4 million or 12.9%. The increase was due to $3.8 million in costs attributable to the inclusion of the full year results of our acquisitions in 2005 and the partial year results of the acquisitions completed in 2006. Excluding these acquisitions, our selling general and administrative costs increased by $7.6 million, primarily as a result of an increase in legal costs of $3.4 million, an increase in salary and benefits of $1.7 million as a result of growth in headcount, an increase in commissions of $1.8 million as a result of an increase in new sales and an increase in equity compensation costs of $1.5 million. As a percentage of revenue, selling, general and administrative expenses remained unchanged at 13.7%.

Depreciation and Amortization of Fixed Assets

Depreciation and amortization of fixed assets were $28.0 million for the year ended December 31, 2006 compared to $22.0 million for the year ended December 31, 2005, an increase of $6.0 million or 27.2%. This increase is primarily due to investments in our technology infrastructure, as well as continuing investments in developing and enhancing our solutions. As a percentage of revenue, depreciation and amortization of fixed assets increased to 3.8% from 3.4%.

Amortization of Intangible Assets

Amortization of intangible assets increased to $26.9 million in the year ended December 31, 2006 compared to $19.8 million for the year ended December 31, 2005, an increase of $7.1 million or 35.6%. This increase is primarily due to the amortization of intangibles related to the acquisition of Xactware during August 2006.

Investment Income and Realized Gains (Losses) on Securities, Net

Investment income and realized gains (losses) on securities, net was $6.1 million for the year ended December 31, 2006 compared to $2.9 million for the year ended December 31, 2005, an increase of $3.2 million or 108.1%. This increase is primarily due to a $2.6 million increase in interest earned on money market accounts, interest received on acquisition escrow deposits and interest earned on stockholder loans as well as a $0.3 million increase in dividend income.

Interest Expense

Interest expense was $16.7 million for the year ended December 31, 2006 compared to $10.5 million for the year ended December 31, 2005, an increase of $6.2 million or 59.3%. The increase is primarily the result of higher average debt outstanding as well as higher rates of interest on long-term borrowings.

Provision for Income Taxes

Provision for income taxes was $86.9 million for the year ended December 31, 2006 compared to $85.7 million for the year ended December 31, 2005, an increase of $1.2 million or 1.4%. The effective tax rate was 37.3% for the year ended December 31, 2006, which included the favorable settlement of certain tax contingencies, compared to 40.3% for the year ended December 31, 2005.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax was $1.8 million for the year ended December 31, 2006 compared to $2.6 million for the year ended December 31, 2005, a decrease of $0.8 million or 29.9%, primarily resulting from a $1.1 million impairment charge, net of tax, in 2005.

Risk Assessment Results of Operations

Revenues

Revenues for our Risk Assessment segment were $472.6 million for the year ended December 31, 2006 compared to $448.9 million for the year ended December 31, 2005, an increase of $23.7 million or 5.3%. The increase was primarily due to an increase in the sales of our industry-standard insurance programs and an increase in the demand for our property-specific rating and underwriting information. The increase in our industry-standard insurance programs primarily results from an increase in prices derived from continued enhancements to the content of our solutions and to a lesser extent, changes in our customer’s premium volumes. Increases from sales of additional lines of our services to existing customers are offset by lost revenue resulting from mergers of certain customers within the property and casualty insurance industry. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2005	2006	Change
	(In thousands)

Industry standard insurance programs	$290,204	$303,957	4.7%
Property-specific rating and underwriting information	114,467	123,627	8.0%
Statistical agency and data services	25,228	25,793	2.2%
Actuarial services	18,976	19,257	1.5%

Cost of Revenues

Cost of revenues for our Risk Assessment segment was $203.9 million for the year ended December 31, 2006 compared to $191.5 million for the year ended December 31, 2005, an increase of $12.4 million or 6.5%. The increase was primarily due to an increase in salary and benefits of $14.6 million and an increase in equity compensation costs of $3.0 million, partially offset by a decrease in legal costs of

$1.2 million and professional consulting costs of $0.9 million. As a percentage of Risk Assessment revenues, cost of revenues increased to 43.1% from 42.6%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Risk Assessment segment were $65.9 million for the year ended December 31, 2006 compared to $61.4 million for the year ended December 31, 2005, an increase of $4.5 million or 7.3%. The increase was primarily due to an increase in equity compensation costs of $1.3 million, an increase in sales commission expense of $1.2 million and an increase in legal expense of $2.9 million. As a percentage of Risk Assessment revenues, selling, general and administrative expenses increased to 13.9% from 13.7%.

EBITDA Margin

The EBITDA margin for our Risk Assessment segment was 42.9% for the year ended December 31, 2006 compared to 43.7% for the year ended December 31, 2005.

Decision Analytics Results of Operations

Revenues

Revenues for our Decision Analytics segment were $257.5 million for the year ended December 31, 2006 compared to $196.8 million for the year ended December 31, 2005, an increase of $60.7 million or 30.9%. During 2006 and 2005, we acquired seven companies that accounted for $27.7 million of additional revenues for the year ended December 31, 2006. Excluding the impact of these acquisitions, revenues increased $33.0 million due to an increase in sales of our loss prediction solutions, resulting from revenue from new customers as well as increased usage by our existing customers and an increase in revenue from our fraud identification and detection solutions due to continued enhancements in the solutions which resulted in increased sales. The increase from acquisitions was primarily due to the inclusion of Xactware, which was purchased in August 2006 and generated $22.2 million in revenue subsequent to the acquisition. Our revenue by category for the periods presented is set forth below:

	Year Ended
	December 31,		Percentage
	2005	2006	Change
	(In thousands)

Loss prediction solutions	$53,527	$67,129	25.4%
Fraud identification and detection solutions	143,258	168,189	17.4%
Loss quantification solutions	—	22,181	—

Cost of Revenues

Cost of revenues for our Decision Analytics segment was $127.9 million for the year ended December 31, 2006 compared to $103.4 million for the year ended December 31, 2005, an increase of $24.5 million, or 23.7%. The increase was primarily due to $17.9 million in costs attributable to the inclusion of the full year results of our acquisitions in 2005 and the acquisitions completed during 2006. Excluding these acquisitions, our cost of revenues increased by $6.6 million. The increase in cost of revenues was primarily due to increases in personnel costs of $4.5 million and a loss on disposal of assets of $1.4 million. The increase in personnel costs consists of $1.5 million of salaries and benefits resulting from annual salary increases across a relatively constant employee headcount and a $3.0 million increase in equity compensation costs. As a percentage of Decision Analytics revenues, cost of revenues decreased to 49.7% from 52.5%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for our Decision Analytics segment were $34.2 million for the year ended December 31, 2006 compared to $27.3 million for the year ended December 31, 2005, an increase of $6.9 million or 25.3%. The increase was primarily due to $3.8 million in costs attributable to the acquired businesses. Excluding these acquisitions, the increase in selling, general and administrative expenses was $3.3 million primarily due to an increase in personnel costs of $2.6 million and an increase in commissions of $0.6 million. As a percentage of Decision Analytics revenues, selling, general and administrative expenses decreased to 13.3% from 13.9%.

EBITDA Margin

The EBITDA margin for our Decision Analytics segment was 37.0% for the year ended December 31, 2006 compared to 33.6% for the year ended December 31, 2005.

Liquidity and Capital Resources

As of December 31, 2007 and June 30, 2008, we had cash and cash equivalents and available-for sale securities of $52.4 million and $57.3 million, respectively. Subscriptions for our solutions are billed and generally paid in advance of rendering services either quarterly or in full upon commencement of the subscription period, which is usually for one year, and they are automatically renewed at the beginning of each calendar year. Accordingly, our cash flow from operations tends to be higher in the first half of the year as we receive subscription payments. As a result of these billings and related receipts, our accounts receivable and fees received in advance at June 30, 2008 were $3.9 million and $49.2 million higher than the balances at December 31, 2007, respectively. We have historically generated significant cash flows from operations. As a result of this factor, as well as the availability of funds under our credit facilities, we believe we will have sufficient cash to meet our working capital and capital expenditure needs, including potential acquisitions.

We have historically managed the business with a working capital deficit due to the fact that, as described above, we offer our solutions and services primarily through annual subscriptions or long-term contracts, which are generally prepaid quarterly or annually in advance of the services being rendered. When cash is received for prepayment of invoices, we record an asset (cash and cash equivalents) on our balance sheet with the offset recorded as a current liability (fees received in advance). This current liability is deferred revenue that does not require a direct cash outflow since our customers have prepaid and are obligated to purchase the services. In most businesses, growth in revenue typically leads to an increase in the accounts receivable balance causing a use of cash as a company grows. Unlike these businesses, our cash position is favorably affected by revenue growth, which results in a source of cash due to our customers prepaying for most of our services.

Our capital expenditures as a percentage of revenues for the years ended December 31, 2005, 2006 and 2007 were 3.7%, 3.5% and 4.1%, respectively, and for the six months ended June 30, 2007 and 2008 were 5.8% and 4.1%. We estimate our capital expenditures for the remainder of 2008 and full year 2009 to be approximately $16.0 million and $36.0 million, respectively, which primarily includes expenditures on our technology infrastructure and our continuing investments in developing and enhancing our solutions. Expenditures related to developing and enhancing our solutions are predominately related to internal use software and are capitalized in accordance with AICPA SOP No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” The amounts capitalized in accordance with FAS No. 86 “Software to be Sold, Leased or Otherwise Marketed,” are not significant to the financial statements.

To provide liquidity to our stockholders, we have also historically used our cash for repurchases of our common stock from our stockholders. For the years ended December 31, 2005, 2006 and 2007 we repurchased or redeemed $181.2 million, $128.0 million and $204.8 million, respectively, of our common stock, and for the six months ended June 30, 2007 and 2008 we repurchased or redeemed $92.4 million and $237.1 million, respectively, of our common stock. A substantial portion of the share redemption included in the totals above were completed pursuant to the terms of the Insurance Service Office, Inc. 1996 Incentive Plan, which will automatically terminate upon consummation of this offering. Therefore, we do not expect to continue our historical practice of using cash for common stock repurchases to provide liquidity to our stockholders.

Financing and Financing Capacity

We had total debt, excluding capital lease and other obligations, of $630.0 million at June 30, 2008 and $265.3 million, $440.0 million and $425.0 million at December 31, 2005, 2006 and 2007, respectively. Approximately $545.0 million of this debt at June 30, 2008 was held under long-term loan facilities drawn to finance our stock repurchases and acquisitions and the remaining $85.0 million was held pursuant to our revolving credit facilities.

We have long-term loan facilities under uncommitted master shelf agreements with Prudential Capital Group, or Prudential, and New York Life with available funds at June 30, 2008 in the amount of $65.0 million and $15.0 million, respectively. We can borrow under the Prudential uncommitted master shelf agreement until February 28, 2010 and under the New York Life facility until March 16, 2010. Our notes mature over the next seven years. Individual borrowings are made at a fixed rate of interest and interest is payable quarterly. The uncommitted master shelf agreements contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another company. The uncommitted master shelf agreements also contain financial covenants that require us to maintain a fixed charge coverage of no less than 275% and a leverage ratio of no more than 300%. As of the date of this prospectus, we are in full compliance with all of the covenants contained in these agreements. The weighted average rate of interest with respect to our outstanding long-term borrowings was 5.38% and 5.50% for the six months ended June 30, 2007 and 2008, respectively, and 3.90%, 4.75% and 5.23% for the years ended December 31, 2005, 2006 and 2007, respectively.

We finance our short-term working capital needs through cash from operations and borrowings from our short-term credit facilities, which are made at variable rates of interest based on LIBOR plus 0.65%. We had $30.0 million and $85.0 million in short-term borrowings outstanding as of December 31, 2007 and June 30, 2008, respectively. We had $150.0 million in short-term credit facilities available to us at June 30, 2008, of which $55.0 million are committed lines.

Cash Flow

The following table summarizes our cash flow data for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008.

	For the Year Ended			For the Six Months
	December 31,			Ended June 30,
	2005	2006	2007	2007	2008
	(In thousands)

Net cash provided by operating activities	$174,071	$223,499	$248,521	$117,136	$141,929
Net cash used in investing activities	$(107,444)	$(243,452)	$(110,831)	$(49,403)	$(98,402)
Net cash (used in) provided by financing activities	$(90,954)	$75,907	$(212,591)	$(127,194)	$(16,759)

Operating Activities

Net cash provided by operating activities increased from $117.1 million for the six months ended June 30, 2007 to $141.9 million for the six months ended June 30, 2008. The $24.8 million increase in net cash provided by operating activities was principally due to an increase in fees received in advance for the six months ended June 30, 2008. Net cash provided by operating activities was $174.1 million for the year ended December 31, 2005, $223.5 million for the year ended December 31, 2006 and $248.5 million for the year ended December 31, 2007. The $25.0 million increase in net cash provided by operating activities from 2006 to 2007 was principally due to growth in net income and improved accounts receivable collections, partially offset by reduced growth in our cash received in advance from our customers. The $49.4 million increase in net cash provided by operating activities from 2005 to 2006 primarily reflected strong growth in net income and an increase in cash received in advance from customers, partially offset by reduced growth of trade accounts payable and accrued liabilities for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Investing Activities

Net cash used in investing activities was $49.4 million for the six months ended June 30, 2007 and $98.4 million for the six months ended June 30, 2008. The increase in net cash used in investing activities was principally due to the payment of acquisition related liabilities resulting from achievement of post-acquisition performance targets. Net cash used by investing activities was $110.8 million for the year ended December 31, 2007, $243.5 million for the year ended December 31, 2006 and $107.4 million for the year ended December 31, 2005. The decrease in net cash used by investing activities from 2006 to 2007 and the increase in net cash used by investing activities from 2005 to 2006 were principally due to the acquisition of Xactware during August 2006.

Financing Activities

Net cash used in financing activities was $127.2 million for the six months ended June 30, 2007 and $16.8 million for the six months ended June 30, 2008. The decrease in net cash used in financing activities was principally due to the redemptions or repurchases of common stock, partially offset by proceeds from the issuance of long-term debt. Net cash used by financing activities was $212.6 million for the year ended December 31, 2007, net cash provided by financing activities was $75.9 million for the year ended December 31, 2006, and net cash used by financing activities was $91.0 million for the year ended December 31, 2005. The change in net cash provided by financing activities from 2006 to 2007 and the change in net cash used by financing activities from 2005 to 2006 were principally due to the repurchases of common stock and the repayment of our short term debt.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2007, and the future periods in which such obligations are expected to be settled in cash:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Contractual obligations
Long-term debt	$496,638	$21,512	$143,967	$149,594	$181,565
Capital lease obligations	12,401	4,818	7,419	164	—
Operating leases	209,409	19,285	37,115	35,562	117,447
ESOP contribution	8,000	—	—	—	8,000
Earnout and contingent payment	123,700	100,300	23,400	—	—
Other long-term liabilities(1)	322,029	27,091	56,342	60,210	178,386

Total(2)	$1,172,177	$173,006	$268,243	$245,530	$485,398

(1)	Other long-term liabilities shown in the table above consists of our pension plan, deferred compensation plan and the post-retirement plan, including administrative expenses, net of employee contributions and net of the federal Medical subsidy. We also have a deferred compensation plan for our Board of Directors. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. Based on past performance and the uncertainty of the dollar amounts to be paid, if any, we have excluded such amounts from the above table.

(2)	We have FIN 48 obligations that represent uncertain tax positions related to temporary differences of $7.7 million that have been omitted from the table above. Approximately $32.0 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled, with the exception of those amounts subject to a statute of limitation. Related to the unrecognized tax benefits not included in the table above, we have also recorded a liability for potential penalties and interest of $7.0 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the policies discussed below to be critical to understanding our financial statements because their application places the most significant demands on management’s judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Revenue Recognition

The Company’s revenues are primarily derived from sales of services and revenue is recognized as services are preformed and information is delivered to our customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price is fixed or determinable and collectability is reasonably assured. Revenues for subscription services are recognized ratably over the subscription term, usually one year. Revenues from transaction-based fees are recognized as information is delivered to customers, assuming all other revenue recognition criteria are met.

The Company also has term based software licenses where the only remaining undelivered element is post-contract customer support or PCS, including unspecified upgrade rights on a when and if available basis. The Company recognizes revenue for these licenses ratably over the duration of the license term. The Company also provides hosting or software solutions that provide continuous access to information and include PCS and recognizes revenue ratably over the duration of the license term. In addition, the determination of certain of our services revenues requires the use of estimates, principally related to transaction volumes in instances where these volumes are reported to us by our clients on a monthly basis in arrears. In these instances, we estimate transaction volumes based on average actual volumes reported by our customers in the past. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates of these services revenues reported to us by our customers and actual reported volumes in the past.

We invoice our customers in annual, quarterly, or monthly installments. Amounts billed and collected in advance are recorded as fees received in advance on the balance sheet and are recognized as the services are performed and revenue recognition criteria are met.

Stock-Based Compensation

On January 1, 2005, we adopted FAS No.  123(R) using a prospective approach, which required us to record compensation expense for all awards granted after the date of adoption. The following table illustrates the amount of compensation expense resulting from the implementation of FAS No.  123(R) using the prospective approach for the years ended December 31, 2005, 2006, 2007 and the six months ended June 30, 2007 and 2008.

				For the Six
	For the Year Ended			Months Ended
	December 31			June 30,
	2005	2006	2007	2007	2008
	(In thousands)

2005 grants	$4,094	$2,661	$2,424	$1,239	$1,158
2006 grants		3,487	2,512	1,256	1,171
2007 grants			3,308	1,261	1,313
2008 grants*					979
Total stock-based compensation	$4,094	$6,148	$8,244	$3,756	$4,621

*	Only includes grants through June 30, 2008

According to FAS No. 123(R) we only use the prospective approach for the prior four years of grants, each of which have a four year vesting term, therefore our 2009 financial statements will reflect compensation expenses relating to grants from 2006 to 2009.

The fair value of equity awards is measured on the date of grant using a Black-Scholes option-pricing model, which requires the use of several estimates, including expected term, expected risk-free interest rate, expected volatility and expected dividend yield.

Under FAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the awards granted, and is recognized as expense over the requisite service period. Option grants are expensed ratably over the four-year vesting period. We follow the substantive vesting period approach for awards granted after the adoption of FAS No. 123(R), which requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service.

We estimate expected forfeitures of equity awards at the date of grant and recognize compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate.

The fair value of the common stock underlying the stock-based compensation is determined quarterly on or about the final day of the quarter. The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general and the condition of the specific industries in which we operate, the financial condition of the business, our ability to generate free cash flow, and goodwill or other intangible asset value.

The fair value of our common stock is determined using generally accepted valuation methodologies, including the use of the guideline company method. This determination of fair market value employs both a comparable company analysis, which examines the valuation multiples of public companies deemed comparable, in whole or in part, to us and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The comparable companies are comprised of a combination of public companies in the financial services information and technology businesses. These methodologies have been consistently applied since 1997. We regularly assess the underlying assumptions used in the valuation methodologies, including the comparable companies to be used in the analysis, the future forecasts of revenue and earnings, and the impact of market conditions on factors such as the weighted average cost of capital. These assumptions are reviewed quarterly, with a more comprehensive evaluation performed annually. For the comparable company analysis, the share price and financial performance of these comparables are updated quarterly based on the most recent public information. In periods subsequent to acquisitions, our stock price has generally increased based on the increase in the discounted cash flows of the consolidated enterprise. Our stock price is also impacted by the number of shares outstanding. As the number of shares outstanding has declined overtime, our share price has increased. The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective. If different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

Goodwill and Intangibles

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in FAS No. 142, “Goodwill and Other Intangible Assets.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. For the years ended December 31, 2005 and 2007, we recorded an impairment charge of $1.5 million and $1.7 million, respectively, included in loss from discontinued operations, net of tax in the consolidated statements of operations.

As of June 30, 2008, we had goodwill and net intangible assets of $481.6 million, which represents 55.5% of our total assets. There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, useful lives and discount rates applied to such expected cash flows in order to estimate fair value. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for determining the fair value of our reporting units. To mitigate undue influence, we set criteria and benchmarks that are reviewed and approved by various levels of management and reviewed by other independent parties. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting units. Changes in our strategy or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets and goodwill.

Pension and Postretirement

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” FAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement benefit plans on their consolidated balance sheets and recognize as a component of other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets are also derecognized upon adoption of the new standard. We adopted FAS No. 158 as of December 31, 2006.

Certain assumptions are used in the determination of our annual net period benefit cost and the disclosure of the funded status of these plans. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected future rate of return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits. In determining the discount rate, we utilize market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on our asset allocation, asset return data, historical return data, and the current economic environment. We believe these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on our long-term plans for such increases. The measurement date used to determine the benefit obligation and plan assets is December 31. The future benefit payments for the postretirement plan are net of the federal Medical subsidy.

A one percent change in discount rate, future rate of return on plan assets and the rate of future compensation would have the following effects:

	1% Decrease		1% Increase
		Projected Benefit		Projected Benefit
	Benefit Cost	Obligation	Benefit Cost	Obligation
	(In thousands)

Discount rate	$483	$40,166	$673	$(33,861)
Expected return on asset	3,326	—	(3,326)	—
Rate of compensation	(520)	(2,906)	530	2,932

A one percent change in assumed healthcare cost trend rates would have the following effects:

	1% Decrease	1% Increase
	(In thousands)

Effect on total of service and interest cost components	$(7)	$4
Effect on the healthcare component of the accumulated postretirement benefit obligation	(136)	76

Income Taxes

In projecting future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. The calculation of our tax liabilities also involves dealing with uncertainties in the application and evolution of complex tax laws and regulations in other jurisdictions.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. As a result of the implementation of FIN 48, we recognized approximately a $10.3 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit.

We recognize tax liabilities in accordance with FIN 48 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

As of December 31, 2007 we have federal and state income tax net operating loss carryforwards of $6.7 million and $104.1 million which will expire at various dates from 2008 through 2027. Such net operating loss carryforwards expire as follows:

2008 - 2015	$78.8 million
2016 - 2020	0.6 million
2021 - 2027	31.4 million

$110.8 million

The significant majority of the state net operating loss carryforwards were generated by a subsidiary that employs our internal staff as a result of favorable tax deductions from the exercise of employee stock options for the years ended December 31, 2004, 2005 and 2006. This subsidiary’s state net operating loss carryforwards will not be utilized unless the subsidiary is profitable prior to their respective expiration dates.

We also have foreign net operating loss carryforwards of $6.0 million that have no expiration date. We believe that it is reasonably possible that approximately $3.4 million of our currently remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2008 as a result of a lapse of the statute of limitations.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), “Business Combinations” (“FAS No. 141(R)”). FAS No. 141(R) replaces FAS No. 141, “Business Combinations” (“FAS No. 141”). FAS No. 141(R) primarily requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. This replaces FAS No. 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Generally, FAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

For a discussion of additional recent accounting pronouncements, see note 2(n) to the audited consolidated financial statements and note 2(p) to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. At June 30, 2008 we had borrowings outstanding under our revolving credit facilities of $85.0 million, which bear interest at variable rates based on LIBOR plus 0.65%. A change in interest rates on this variable rate debt impacts our pre-tax income and cash flows, but does not impact the fair value of the instruments. Based on our overall interest rate exposure at June 30, 2008, a one percent change in interest rates would result in a change in annual pretax interest expense of approximately $8.5 million based on our current level of borrowings.

BUSINESS

Company Overview

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, healthcare and mortgage industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions to make better risk decisions with greater efficiency and discipline. We refer to these products and services as ‘solutions’ due to the integration among our services and the flexibility that enables our customers to purchase components or the comprehensive package. These ‘solutions’ take various forms, including data, statistical models or tailored analytics, all designed to allow our clients to make more logical decisions. We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs. In 2007, our U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross and Blue Shield plans, four of the seven leading mortgage insurers, 14 of the top 20 mortgage lenders and 8 of the 10 largest global reinsurers. We believe that our commitment to our customers and the embedded nature of our solutions serve to strengthen and extend our relationships. For example, approximately 96% of our top 200 customers in 2007, as ranked by revenue, have been our customers for each of the last five years. Further, from 2003 to 2007, revenues generated from these top 200 customers grew at a compound annual growth rate, or CAGR, of 13%.

We help those businesses address what we believe are the four primary decision making processes essential for managing risk as set forth below in the Verisk Risk Analysis Framework:

The Verisk Risk Analysis Framework

These four processes correspond to various functional areas inside our customers’ operations:

•	our loss predictions are typically used by P&C insurance and healthcare actuaries, advanced analytics groups and loss control groups to help drive their own assessments of future losses;

•	our risk selection and pricing solutions are typically used by underwriters as they manage their books of business;

•	our fraud detection and prevention tools are used by P&C insurance, healthcare and mortgage underwriters to root out fraud prospectively and by claims departments to speed claims and find fraud retroactively; and

•	our tools to quantify loss are primarily used by claims departments, independent adjustors and contractors.

We add value by linking our solutions across these four key processes; for example, we use the same modeling methods to support the pricing of homeowner’s insurance policies and to quantify the actual losses when damage occurs to insured homes.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 74% of our revenue in 2007. Our subscription-based revenue model, in combination with high renewal rates, results in large and predictable cash flows. For the year ended December 31, 2007 and the six months ended June 30, 2008, we had revenue of $802 million and $438 million, respectively, and net income of $150 million and $81 million, respectively. For the five year period ended December 31, 2007, our revenues and net income have grown at a CAGR of 13.8% and 21.2%, respectively.

We organize our business in two segments: Risk Assessment and Decision Analytics.

Risk Assessment:  We are the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. Our largest P&C insurance database, containing information on every transaction associated with a policy, from inception to information on losses, includes almost 14 billion records, and, in each of the past three years, we updated the database with over 2 billion validated new records to improve the timeliness, quality and accuracy of our data and actuarial analysis. We use our data for example to create policy language and proprietary risk classifications that are industry-standard and to generate prospective loss cost estimates used to price insurance policies.

As an example of how customers use our Risk Assessment services, P&C insurers use our Specific Property Information suite, or SPI Plus, to underwrite and price commercial property risks. SPI Plus is built on a proprietary database of approximately 2.7 million buildings and more than 5.4 million individual businesses occupying those buildings. We maintain information about each building’s construction, occupancy, protective features (e.g., sprinkler systems) and exposure to hazards — collectively known as COPE data — all of which is critical to our customers’ decision making processes. SPI Plus provides detailed narratives regarding hazards of construction and occupancy and unique building-specific analytics that assess the adequacy of sprinkler systems, probable maximum loss due to fire and the overall hazard level in relation to similar buildings. SPI Plus also includes our assessments of municipal fire suppression capability and building code enforcement, and a building’s exposure to additional perils such as wind, crime and flood damage. In addition to underwriting and pricing decisions, our customers use this product for loss cost estimates and to encourage property owners to reduce hazards and employ protection features, such as automatic fire-detection, fire-suppression systems, portable fire extinguishers, standpipe systems and watchman services. Customers receive our data and analytics via the internet. Typically, our loss cost estimates will be automatically entered into an insurer’s policy administration system for rating of the insurance policy, while the COPE data and narrative about the building will be accessed as the underwriter determines whether or not to offer coverage for the building.

For the year ended December 31, 2007 and the six months ended June 30, 2008, our Risk Assessment segment produced revenue of $485 million and $253 million, representing 60% and 58% of our total revenue, respectively, and EBITDA of $213 million and $114 million, representing 63% and 60% of our total EBITDA, respectively. This segment’s revenue and EBITDA have a CAGR of 7.8% and 14.3%, respectively, for the five-year period ended December 31, 2007.

Decision Analytics:  We provide solutions in each of the four processes of the Verisk Risk Analysis Framework by combining algorithms and analytic methods, which incorporate our proprietary data. Other unique data sets include approximately 600 million P&C insurance claims, historical natural catastrophe data covering more than 50 countries, data from more than 13 million applications for mortgage loans and over 300 million U.S. criminal records. Customers integrate our solutions into their models, formulas or underwriting criteria to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. We are a leading developer of catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. We also develop solutions that allow customers to quantify costs after loss events occur. For example, in 2007 we provided repair cost estimates for more than 60% of the personal property claims paid in the United States based on total amount of claims paid according to A.M. Best. Our fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, healthcare and mortgage sectors.

As an example of how customers use our Decision Analytics products, our CLASIC/2 enterprise software system is used by insurance companies to determine potential losses, and the probability of such losses, for the insurance or reinsurance they provide in regions prone to natural catastrophes such as hurricanes, earthquakes, hailstorms and tornadoes. The catastrophe models underlying our software are based on the physical principles of meteorology, geology and other sciences, as well as the statistical analysis of historical time series of data on prior natural catastrophes. Our software consists of sophisticated stochastic simulation procedures for projecting the location and severity of future catastrophes and powerful computer models of how natural catastrophes behave and impact buildings and the man-made environment. Our software includes algorithms that translate estimated losses and insurance terms, such as coverages and deductibles, into output that guide underwriters as they select and price risks. Customers receive our software and host the application on their own servers, and link their own databases in order to run their risks through our models. An underwriter can enter the address and characteristics of a single prospective property in manual mode, or the underwriter can work in batch mode where the software reads a file with the addresses and characteristics of many prospective properties. The software returns a series of estimates of the total amount of loss likely in the next year including the amount and cost of damage due to each peril (e.g., earthquake, hurricane, hailstorms and tornadoes), the total expected loss from all perils combined, and the estimated average annual loss. Underwriters use our software to translate damage and loss estimates into a series of recommendations for structuring insurance policies including recommended levels of coverage, deductibles, policy limits and a host of other insurance terms. All of these terms are then fed into the insurers’ policy administration software to determine the premiums to be charged for insurance.

In addition to analyzing individual risks, insurance companies can use CLASIC/2’s reporting and visualization tools at the corporate level to assess the aggregate risk and geographic concentration of entire portfolios of risk to determine capital adequacy, to decide how much reinsurance to buy, and to assess the mix of business in their portfolio.

For the year ended December 31, 2007 and the six months ended June 30, 2008, our Decision Analytics segment produced revenue of $317 million and $184 million, representing 40% and 42% of our total revenue, respectively, and EBITDA of $125 million and $74 million, representing 37% and 40% of our total EBITDA, respectively. This segment’s revenue and EBITDA had a CAGR of 27.8% and 55.4%, respectively, for the five-year period ended December 31, 2007.

Our Market Opportunity

We believe there is a long-term trend for companies to set strategy and direct operations using data and analytics to guide their decisions, which has resulted in a large and rapidly growing market for professional and business information. According to Veronis Suhler Stevenson, an industry consultant, in a report dated September 2006, spending on professional and business information services in the U.S. reached $61 billion in 2005 and is projected to grow at a CAGR of 8% through 2010. Another research firm, International Data Corporation, or IDC, in a report dated March 2008, estimates that the business analytics services market, which totaled $32 billion in 2007, will grow at a CAGR of 9% through 2012.

We believe that the consistent decline in the cost of computing power contributes to the trend towards greater use of data and analytics. As a result, larger data sets are assembled faster and at a lower cost per record while the complexity and accuracy of analytical applications and solutions have expanded. This trend has led to an increase in the use of analytic output, which can be generated and applied more quickly, resulting in more informed decision making. As computing power increases, cost decreases and accuracy improves, we believe customers will continue to apply and integrate data and analytic solutions more broadly.

Companies that engage in risk transactions, including P&C insurers, healthcare payors and mortgage lenders and insurers, are particularly motivated to use enhanced analytics because of several factors affecting risk markets:

•	the total value of exposures in risk transactions is increasing;

•	the number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial; and

•	the failure to understand risk can lead to large and rapid declines in financial performance.

The total value of exposures in risk transactions is increasing

Across our target markets, the number and value of the assets managed in risk transactions exhibits long-term growth. For example:

•	U.S. property value exposed to hurricanes continues to increase dramatically due to population dynamics and increase of wealth among other factors, with the current trend predicting a doubling of losses every ten years. At this rate, a repeat of the 1926 Great Miami hurricane could result in $500 billion in economic damage as soon as the 2020’s according to Natural Hazards Review; and

•	U.S. health expenditures have grown at a CAGR of 7% between 1997 and 2007 and are expected to grow at roughly the same level through 2016 according to data compiled by the U.S. Department of Health and Human Services;

•	the total value of outstanding households’ mortgage debt outstanding in the United States has increased by 11% annually over the past ten years according to the Federal Reserve.

The number of participants in risk transactions is often large and the asymmetry of information among participants is often substantial

Many risk transactions involve multiple participants who either structure the transaction or bear some of the risk. For example, in the P&C insurance industry, a single commercial building might be assessed, underwritten and insured by a combination of insurance agents and brokers, managing general agents, loss inspection consultants, underwriters, reinsurers, corporate risk managers and capital markets participants looking to securitize the risk of catastrophic loss. In the healthcare industry, insurers and third-party administrators strive to refine their understanding of transactions at the point at which care is delivered to the patient and to determine the legitimacy of claims filed by providers and insureds. Investors in mortgages are far removed from the mortgage brokers and lenders who originate the loans, the appraisers who assess the mortgaged properties, the servicers who manage the cash flows associated with the mortgages, and the packagers who assemble pools of loans to be securitized.

Due to the greater separation of counterparties and the potential asymmetry of data about underlying risks available to counterparties, the different participants in such transactions are in jeopardy of knowing less than their counterparties about the risk they bear. In the securitization and trading markets, this problem is exacerbated by the loss of information through the pooling of risks.

One outcome of asymmetric information is fraudulent transactions. The Coalition Against Insurance Fraud estimates that the cost of fraud in the U.S. P&C insurance industry is as high as $80 billion each year.

The U.S. government estimates fraudulent billings to U.S. healthcare programs, both public and private, to be between 3% to 10% of total annual healthcare expenditures, or between $67 billion and $226 billion in 2007.

Failure to understand risk can lead to large and rapid declines in performance

Any company that bears risk will find its profits predominantly tied directly to its ability to select risks. In the P&C insurance industry, the cost of goods sold is unknown to the insurer at the time the insurance policy is written. Therefore, efficient pricing of insurance policies depends on the ability to predict the potential losses and costs associated with underwriting each policy. There are a significant number of factors which correlate with the size of a potential loss, including weather, geographic location of risk, insured characteristics and prior claims costs. An insurance company differentiates itself by utilizing appropriate and reliable data and complex analytics to select the risks that will have the best risk-return profile. The importance of predicting loss in order to select and price risk, and the linkage of these analytics to profitability, is true for all companies participating in risk-bearing transactions.

The current U.S. mortgage crisis provides an example of how failure to understand risk can lead to a rapid loss of performance by companies that bear risk. As the housing sector and mortgage origination market expanded rapidly in the first half of this decade, the need for underwriting discipline and risk analysis was underestimated by mortgage brokers, lenders, investors and regulators. We believe the mortgage “bubble” that ended in 2007 masked the need to integrate analytics into the origination and securitization processes in order to manage exposures and profits. The rising level of mortgage default and fraud in 2007 and 2008, combined with severe contraction in the mortgage origination market, has forced 38 mortgage-related entities into failure in 2008 and 150 in 2007, according to the Mortgage Daily. The Mortgage Bankers Association reports a drop from 5,000 mortgage bankers in 2007 to 3,500 mortgage bankers in 2008, based upon lenders that originated at least 100 loans each year. This in turn has heightened awareness among various participants in the market of the need to improve the quality of mortgage underwriting analysis, in part through more sophisticated use of data. This sophisticated use of data may extend beyond the acceptance or rejection of risk to include risk-based pricing in order to enhance financial performance in the face of a challenging market.

Our Competitive Strengths

We believe our competitive strengths include the following:

Our Solutions are Embedded In Our Customers’ Critical Decision Processes

Our customers use our solutions to make better risk decisions and to price risk appropriately. These solutions are embedded in our customers’ critical decision processes. In the U.S. P&C insurance industry, our solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the industry standard. Our decision analytics solutions facilitate the profitable underwriting of policies. In the U.S. healthcare and mortgage industries, our predictive models, loss estimation tools and fraud identification applications are the primary solutions that allow customers to understand their risk exposures and proactively manage them. Over the last three years, we have retained 98% of our customers across all of our businesses, which we believe reflects our customers’ recognition of the value they derive from our solutions.

Extensive and Differentiated Data Assets and Analytic Methods

We maintain what we believe are some of the largest, most accurate, and most complete databases in the markets we serve. Our unique, proprietary data assets allow us to provide our customers with a comprehensive set of risk analytics and decision support solutions. Our largest data sets are sourced from our customers and are not available from any other vendor. Much of the information we provide is not available from any other source and would be difficult and costly for another party to replicate. As a result, our accumulated experience and years of significant investment have given us a competitive advantage in serving our customers. By continuously adding records to our data sets we are able to refresh and to refine our data assets, risk models and other analytic methods.

Culture of Continuous Improvement

Our intellectual capital and focus on continuous improvement have allowed us to develop proprietary algorithms and solutions that assist our customers in making informed risk decisions. Our skilled workforce understands issues affecting our targeted markets and to develop analytic solutions tailored to these markets. Our team includes approximately 390 individuals with advanced degrees, certifications and professional designations in such fields as actuarial science, data management, mathematics, statistics, economics, soil mechanics, meteorology and various engineering disciplines. Leveraging the expertise of our people, we have been able to continuously improve our operations by constantly enhancing the timeliness, relevance and quality of our solutions. Over the last three years, we have retained over 95% of our most highly-rated employees. Over the last decade, we transitioned our compensation and benefit plans to be pay-for-performance-oriented, including incentive compensation plans and greater equity participation by employees. Today, our employees own approximately 30% of the company.

Attractive Operating Model

We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Recurring Nature of Revenues.  We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are generally pre-paid and represented approximately 74% of our revenues in 2007. The combination of our historically high renewal rates, which we believe are due to the embedded nature of our solutions, and our subscription-based revenue model, results in predictable cash flows.

Scalable Solutions.  Our technology infrastructure and scalable solution platforms allow us to accommodate significant additional transaction volumes with limited incremental costs. This operating leverage enabled us to increase our EBITDA margins from 30.6% in 2003 to 42.1% in 2007.

Low Capital Intensity.  We have low capital needs that allow us to generate strong cash flow. In 2007, our operating income and capital expenditures as a percentage of revenue were 33.9% and 4.1%, respectively.

Our Growth Strategy

Over the past five years, we have grown our revenues at a CAGR of 13.8% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. To build on our base revenue, we use our intellectual property and customer relationships to generate insight into where we may more effectively extract or apply data. We then innovate or adapt analytics that expand the range, utility and predictive capabilities of our solutions to grow our revenues profitably. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses.

To serve our customers and grow our business, we aggressively pursue the following strategies:

Increase Sales to Insurance Customers

We expect to expand the application of our solutions in insurance customers’ underwriting and claims processes. We encourage our customers to share more data with us to enhance the power of our analytics so that our customers can profit from improved risk management decisions. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to specific lines of insurance. In addition, as our databases continue to grow, we believe the predictive capability of our algorithms will also improve, enhancing the value of our existing offerings and increasing demand for our solutions. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

Develop New, Proprietary Data Sets and Predictive Analytics

We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. Our data sets produce analytics focused on emergent risks and evolving issues within both new and current customer segments. We constantly seek to add new data that can further leverage our analytic methods, technology platforms and intellectual capital. Current areas of focus in the U.S. include commercial loss histories, detailed policy level information, vehicle-generated data, loan level mortgage data, pharmaceutical claims and healthcare claims data. We believe this strategy will spur revenue growth and improve profitability.

Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors

Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. For example, we have leveraged our skills in predictive models for losses in the healthcare segment into providing predictive analytic solutions for workers’ compensation claims. In addition, we are leveraging our industry-leading solutions for detecting fraud in mortgage insurance to enhance the accuracy of our mortgage lending fraud platform. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services. We believe there are numerous opportunities to repurpose our existing data assets and analytic capabilities to expand into new markets.

Pursue Strategic Acquisitions that Complement Our Leadership Positions

We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We primarily focus on smaller acquisitions of differentiated proprietary data that is complementary to our own, analytical applications or models that can leverage our proprietary data and businesses that address new risk markets. Our acquisitions have been, and will continue to be, primarily focused within our Decision Analytics segment. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. We have acquired 14 businesses in the past five years, which in the aggregate have increased their revenue with a weighted average CAGR of 40% over the same period.

Our History

We trace our history to 1971, when Insurance Services Office, Inc., or ISO, started operations as a not-for-profit advisory and rating organization providing services for the U.S. P&C insurance industry. ISO was formed as an association of insurance companies to gather statistical data and other information from insurers and report to regulators, as required by law. ISO’s original functions also included developing programs to help insurers define and manage insurance products and providing information to help insurers determine their own independent premium rates. Insurers used and continue to use our offerings primarily in their product development, underwriting and rating functions. Today, those businesses form the core of our Risk Assessment segment.

Over the past decade, we have transformed our business beyond its original functions by deepening and broadening our data assets, developing a set of integrated risk management solutions and services and addressing new markets through our Decision Analytics segment.

Our expansion into analytics began when we acquired the American Insurance Services Group and certain operations and assets of the National Insurance Crime Bureau in 1997 and 1998, respectively. Those organizations brought to the company large databases of insurance claims, as well as expertise in detecting and preventing claims fraud. To further expand our Decision Analytics segment, we acquired AIR Worldwide in 2002, the technological leader in catastrophe modeling. In 2004, we entered the healthcare space by acquiring several businesses that now offer web-based analytical and reporting systems for health insurers, provider organizations and self-insured employers. In 2005 we entered the mortgage lending sector, acquiring the first of several businesses that now provide automated fraud detection, compliance and decision support solutions for the U.S. mortgage industry. In 2006, to bolster our position in the claims field we acquired Xactware, a leading supplier of estimating software for professionals involved in building repair and reconstruction.

These acquisitions have added scale, geographic reach, highly skilled workforces, and a wide array of new capabilities to our Decision Analytics segment. They have helped to make us a leading provider of information and decision analytics for customers involved in the business of risk in the U.S. and selectively around the world.

Our senior management operating team, which includes our chief executive officer, chief financial officer, chief operating officer, general counsel and the three senior officers who lead our largest business units, have been with us for an average of almost twenty years. This team has led our transformation to a successful for-profit entity, focused on growth with our U.S. P&C insurer customers and expansion into a variety of new markets.

Services

Risk Assessment Segment

Our Risk Assessment segment serves our P&C insurance customers and focuses on the first two decision making processes in our Risk Analysis Framework: prediction of loss and selection and pricing of risk. Within this segment, we also provide solutions to help our insurance customers comply with their reporting requirements in each U.S. state in which they operate. Our customers include most of the P&C insurance providers in the United States and we have retained approximately 99% of our P&C insurance customer base within the Risk Assessment segment in each of the last five years.

For the year ended December 31, 2007 and the six months ended June 30, 2008, our Risk Assessment segment produced revenues of $485 million and $253 million, representing 60% and 58% of our total revenues, respectively, and EBITDA of $213 million and $114 million, representing 63% and 60% of our total EBITDA, respectively. This segment’s revenues and EBITDA have a CAGR of 7.8% and 14.3%, respectively, for the five-year period ended December 31, 2007.

Statistical Agent and Data Services

The P&C insurance industry is heavily regulated in the United States. P&C insurers have a legal responsibility to collect statistical data about their premiums and losses and to report that data to regulators in every state in which they operate. Our statistical agent services have enabled P&C insurers to meet these regulatory requirements for over 30 years. We aggregate the data and, as a licensed “statistical agent” in all 50 states, Puerto Rico and the District of Columbia, we report these statistics to insurance regulators. We are able to capture significant economies of scale given the level of penetration of this service within the U.S. P&C insurance industry.

To provide our customers and the regulators the information they require, we maintain one of the largest private databases in the world. Over the past four decades, we have developed core expertise in acquiring, processing, managing and operating large and comprehensive databases that are the foundation of our Risk Assessment segment. We use our proprietary technology to assemble, organize and update vast amounts of detailed information submitted by our customers. We supplement this data with publicly available information.

Each year, P&C insurers send us approximately 2.5 billion detailed individual records of insurance transactions, such as insurance premiums collected or losses incurred. We maintain a database of almost 14 billion statistical records, including approximately 5 billion commercial lines records and approximately 9 billion personal lines records. We collect unit-transaction detail of each premium and loss record, which enhances the validity, reliability and accuracy of our data sets and our actuarial analyses. Our proprietary quality process includes almost 2,500 separate checks to ensure that data meet our high standards of quality.

Actuarial Services

We provide actuarial services to help our customers price their risks as they underwrite. We project future losses and loss expenses utilizing a broad set of data. These projections tend to be more reliable than if our customers used solely their own data. We provide loss costs by coverage, class, territory, and many other categories. Our customers can use our estimates of future loss costs in making independent decisions about the prices charged for their policies. For most P&C insurers, in most lines of business, we believe our loss costs are an essential input to rating decisions. We make a number of actuarial adjustments, including loss development and loss adjustment expenses before the data is used to estimate future loss costs. Our actuarial services are also used to create the analytics underlying our industry-standard insurance programs described below.

Our employees include over 200 actuarial professionals, including 39 Fellows and 21 Associates of the Casualty Actuarial Society, as well as 145 Chartered Property Casualty Underwriters, 9 Certified and 18 Associate Insurance Data Managers, 166 members of the Insurance Data Management Association and 138 professionals with advanced degrees, including PhDs in mathematics and statistical modeling who review both the data and the models.

Using our large database of premium and loss data, our actuaries are able to perform sophisticated analyses using our predictive models and analytic methods to help our P&C insurance customers with pricing, loss reserving, and marketing. We distribute a significant number of actuarial products and offer flexible services to meet our customers’ needs. In addition, our actuarial consultants provide customized services for our clients that include assisting them with the development of independent insurance programs, analysis of their own underwriting experience, development of classification systems and rating plans and a wide variety of other business decisions. We also supply information to a wide variety of customers in other markets including reinsurance, government agencies and real estate.

Industry-Standard Insurance Programs

We are the recognized leader in the United States for industry-standard insurance programs that help P&C insurers define coverages and issue policies. Our policy language, prospective loss cost information and policywriting rules can serve as integrated turnkey insurance programs for our customers. Insurance companies need to ensure that their policy language, rules, and rates comply with all applicable legal and regulatory requirements. Insurers must also make sure their policies remain competitive by promptly changing coverages in response to changes in statutes or case law. To meet their needs, we process and interface with state regulators on average over 4,000 filings each year, ensuring smooth implementation of our rules and forms. When insurers choose to develop their own alternative programs, our industry-standard insurance programs also help regulators make sure that such insurers’ policies meet basic coverage requirements.

Standardized coverage language, which has been tested in litigation and tailored to reflect judicial interpretation, helps to ensure consistent treatment of claimants. As a result, our industry-standard language also simplifies claim settlements and can reduce the occurrence of costly litigation, because our language causes the meaning of coverage terminology to become established and known. Our policy language includes standard coverage language, endorsements and policy writing support language that assist our customers in understanding the risks they assume and the coverages they are offering. With these policy programs, insurers also benefit from economies of scale. We have over 200 specialized lawyers and insurance experts reviewing changes in each state’s insurance rules and regulations, including on average over 11,000 legislative bills, 750 regulatory actions and 2,000 court cases per year, to make any required changes to our policy language and rating information.

To cover the wide variety of risks in the marketplace, we offer a broad range of policy programs. For example, in the homeowner’s line of insurance, we maintain policy language and rules for six basic coverages, 172 national endorsements, and 469 state-specific endorsements. Overall, we provide policy language, prospective loss costs, policy writing rules and a variety of other solutions for 24 lines of insurance.

Property-Specific Rating and Underwriting Information

We gather information on individual properties and communities so that insurers can use our information to evaluate and price personal and commercial property insurance, as well as commercial liability insurance. Our property-specific rating and underwriting information allow our customers to understand, quantify, underwrite, mitigate and avoid potential loss for residential and commercial properties. Our database contains loss costs and other vital information on approximately 2.7 million specifically-rated and class-rated commercial buildings in the United States and also holds information on approximately 4.5 million individual businesses occupying those buildings. We have a staff of more than 600 field representatives strategically located around the United States who observe and report on conditions at commercial and residential properties, evaluate community fire-protection capabilities and assess the effectiveness of municipal building-code enforcement. Each year, our field staff visits over 350,000 commercial properties to collect information on new buildings and verify building attributes.

We also provide proprietary analytic measures of the ability of individual communities to mitigate losses from important perils. Nearly every property insurer in the United States uses our evaluations of community firefighting capabilities to help determine premiums for fire insurance throughout the country. We provide field-verified and validated data on the fire protection services for more than 46,000 fire response jurisdictions. We also offer services to evaluate the effectiveness of community enforcement of building codes and the efforts of communities to mitigate damage from flooding. Further, we provide information on the insurance rating territories, premium taxes, crime risk and hazards of windstorm, earthquake, wildfire and other perils. To supplement our data on specific commercial properties and individual communities, we have assembled, from a variety of internal and third-party sources, information on hazards related to geographic locations representing every postal address in the United States. Insurers use this information not only for policy quoting but also for analyzing risk concentration in geographical areas.

Decision Analytics Segment

In the Decision Analytics segment, we support all four phases of our Risk Analysis Framework. We develop predictive models to forecast scenarios and produce both standard and customized analytics that help our customers better predict loss; select and price risk; detect fraud before and after a loss event; and quantify losses.

As we develop our models to quantify loss and detect fraud, we improve our ability to predict the loss and prevent the fraud from happening. We believe this provides us with a significant competitive advantage over firms that do not offer solutions which operate both before and after loss events.

For the year ended December 31, 2007 and the six months ended June 30, 2008, our Decision Analytics segment produced revenues of $317 million and $184 million, representing 40% and 42% of our total revenues, respectively, and EBITDA of $125 million and $74 million, representing 37% and 40% of our total EBITDA, respectively. This segment’s revenues and EBITDA have a CAGR of 27.8% and 55.4%, respectively, for the five-year period ended December 31, 2007.

Fraud Detection and Prevention

P&C Insurance

We are a leading provider of fraud-detection tools for the P&C insurance industry. Our fraud solutions improve our customers’ profitability by both predicting the likelihood that fraud is occurring and detecting suspicious activity after it has occurred. When a claim is submitted, our system searches our database and returns information about other claims filed by the same individuals or businesses (either as claimants or insureds) that help our customers determine if fraud has occurred. The system searches for matches in identifying information fields, such as name, address, Social Security number, vehicle identification number, driver’s license number, tax identification number, or other parties to the loss. Our system also includes advanced name and address searching to perform intelligent searches and improve the overall quality of the matches. Information from match reports speeds payment of meritorious claims while providing a defense against fraud and can lead to denial of a claim, negotiation of a reduced award, or further investigation by the insurer or law enforcement.

We have a comprehensive system used by claims adjusters and investigations professionals to process claims and fight fraud. Claims databases are one of the key tools in the fight against insurance fraud. The benefits of a single all-claims database include improved efficiency in reporting data and searching for information, enhanced capabilities for detecting suspicious claims, and superior information for investigating fraudulent claims, suspicious individuals and possible fraud rings. Our database contains information on more than 575 million claims and is the world’s largest database of claims information. Insurers and other participants submit claim reports, more than 250,000 a day on average, across all categories of the U.S. P&C insurance industry.

We also provide a service allowing insurers to report thefts of automobiles and property, improving the chances of recovering those items; a service that helps owners and insurers recover stolen heavy construction and agricultural equipment; an expert scoring system that helps distinguish between suspicious and meritorious claims; and products that use link-analysis technology to help visualize and fight insurance fraud.

We have begun to expand our fraud solutions to overseas markets. We built and launched a system in Israel in 2006 that provides claims fraud detection, claims investigation support and some underwriting services to all Israeli insurers.

Mortgage

We are a leading provider of automated fraud detection, compliance and decision-support tools for the mortgage industry. Utilizing our own loan level application database combined with actual mortgage loan performance data, we have established a risk scoring system which increases our customers’ ability to detect fraud. We provide solutions that detect fraud through each step of the mortgage lifecycle and provide regulatory compliance solutions that perform instant compliance reviews of each mortgage application. Our fraud solutions can improve our customers’ profitability by predicting the likelihood that a customer account is experiencing fraud. Our solution analyzes customer transactions in real time and generates recommendations for immediate action which are critical to stopping fraud and abuse. These applications can also detect some organized fraud schemes that are too complex and well-hidden to be identified by other methods.

Effective fraud detection relies on pattern identification, which in turn requires us to identify, isolate and track mortgage applications through time. Histories of multiple loans, both valid and fraudulent, are required to compare a submitted loan both to actual data and heuristic analyses. For this reason, unless fraud detection solutions are fueled by comprehensive data, their practicality is limited. Our proprietary database contains more than 13 million current and historical loan applications collected over the past three years. This database contains data from loan applications as well as supplementary third-party data.

Our technology employs sophisticated models to identify patterns in the data. Our solution provides a score which predicts whether the information provided by a mortgage applicant is correct. Working with data obtained through our partnership with a credit bureau, we have demonstrated a strong correlation between fraudulent information in the application and the likelihood of both foreclosure and early payment default on loans. We believe our solution is based upon a more comprehensive set of loan level information than any other provider in the mortgage industry.

We also provide forensic audit services for the mortgage origination and mortgage insurance industries. Our predictive screening tools predict which defaulted loans are the most likely candidates for full audits for the purpose of detecting fraud. We then generate detailed audit reports on defaulted mortgage loans. Those reports serve as a key component of the loss mitigation strategies of mortgage loan insurers. The recent turmoil in the mortgage industry has created a period of unprecedented opportunity for growth in demand for our services, as we believe most mortgage insurers do not have the in-house capacity to respond to, and properly review, all of their defaulted loans for evidence of fraud.

Healthcare

We offer solutions that help healthcare claims payors detect fraud, abuse and overpayment. Our approach combines computer-based modeling and profiling of claims with analysis performed by clinical experts. We run our customers’ claims through our proprietary analytic system to identify potential fraud, abuse and overpayment, and then a registered nurse, physician, or other clinical specialist skilled in coding and reimbursement decisions reviews all suspect claims and billing patterns. This combination of system and human review is unique in the industry and we believe offers improved accuracy for paying claims.

We analyze the patterns of claims produced by individual physicians, physicians practices, hospitals, dentists and pharmacies to locate the sources of fraud. After a suspicious source of claims is identified, our real-time analytic solutions investigate each claim individually for particular violations including upcoding, multiple billings, services claimed but not rendered and billing by unlicensed providers. By finding the individual claims with the most cost-recovery potential, and also minimizing the number of false-positive indications of fraud, we enable the special investigation units of healthcare payors to efficiently control their claims costs while maintaining high levels of customer service to their insureds.

We also offer web-based reporting tools that let payors take definitive action to prevent overpayments or payment of fraudulent claims. The tools provide the documentation that helps to identify, investigate, and prevent abusive and fraudulent activity by providers.

Prediction of Loss and Selection and Pricing of Risk

P&C Insurance

We pioneered the field of probabilistic catastrophe modeling used by insurers, reinsurers and financial institutions to manage their catastrophe risk. Our models of global natural hazards, which form the basis of our solutions, enable companies to identify, quantify, and plan for the financial consequences of catastrophic events. We have developed models covering natural hazards, including hurricanes, earthquakes, winter storms, tornadoes, hailstorms and flood for potential loss events in more than 50 countries. We have also developed and introduced a probabilistic terrorism model capable of quantifying the risk in the United States from this emerging threat, which supports pricing and underwriting decisions down to the level of an individual policy.

Healthcare

We are a leading provider of healthcare business intelligence and predictive modeling. We provide analytical and reporting systems to health insurers, provider organizations and self-insured employers. Those organizations use our solutions to review their healthcare data, including information on claims, membership, providers and utilization, and provide cost trends, forecasts and actuarial, financial and utilization analyses.

For example, our solutions allow our customers to predict medical costs and improve the financing and organization of health services. Our predictive models help our customers identify high-cost cases for care- and disease-management intervention, compare providers adjusting for differences in health, predict resource use for individuals and populations, establish health-based and performance-based payments, negotiate payments and incentives, negotiate premium rates and measure return on investment.

We also provide our customers healthcare consulting services using complex clinical analyses to uncover reasons behind cost and utilization increases. Physicians and hospitals are adopting and acquiring new technologies, drugs and devices more rapidly than ever before. We provide financial and actuarial consulting, clinical consulting, technical and implementation services and training services to help our customers manage costs and risks to their practices.

We are also beginning to expand our healthcare business internationally. We have recently secured an agreement with the German government to develop a risk-adjustment methodology based on our solutions. Our diagnosis-based risk-adjustment methods and predictive modeling tools will support the German healthcare system in the improvement of quality and efficiency of care.

Quantification of Loss

P&C Insurance

We provide data, analytic and networking products for professionals involved in estimating all phases of building repair and reconstruction. We provide solutions for every phase of a building’s life, including:

•	estimating replacement costs during the insurance underwriting process;

•	quantifying the ultimate cost of repair or reconstruction of damaged or destroyed buildings;

•	aiding in the settlement of insurance claims; and

•	tracking the process of repair or reconstruction and facilitating communication among insurers, adjusters, contractors and policyholders.

To help our customers estimate replacement costs, we also provide a solution that assists contractors and insurance adjusters to estimate repairs using a patented plan-sketching program. The program allows our customers to sketch floor plans, roof plans and wall-framing plans and automatically calculates material and labor quantities for the construction of walls, floors, footings and roofs.

We also offer our customers access to wholesale and retail price lists, which include structural repair and restoration pricing for 466 separate economic areas in North America. We revise this information at least once per quarter and, in the aftermath of a major disaster, we can update the price lists as often as weekly to reflect rapid price changes. Our structural repair and cleaning database contains more than 11,000 unit-cost line items. For each line item such as smoke cleaning, water extraction and hazardous cleanup, we provide time and material pricing, including labor, labor productivity rates (for new construction and restoration), labor burden and overhead, material costs and equipment costs. We improve our pricing data by analyzing the actual claims experience of our customers to verify our estimates. We estimate that approximately 62% of all homeowners’ claims settled in the U.S. in 2007 used our solution. Such a large percentage of the industry’s claims leads to accurate pricing information which we believe is unmatched in the industry.

We also estimate industry-wide insured losses from individual catastrophic events. We report information on disasters and determine the extent and type of damage, dates of occurrence, and geographic areas affected. We define a catastrophe as an event that causes $25 million or more in direct insured losses to property and that affects a significant number of policyholders and insurers. For each catastrophe, our loss estimate represents anticipated industry-wide insurance payments for property lines of insurance covering fixed property, building contents, time-element losses, vehicles and inland marine (diverse goods and properties). We assign a serial number that allows our customers to track losses and reserves related to a single, discrete event.

Under many reinsurance contracts and catastrophe bonds, our serial number is important for determining which losses will trigger reinsurance coverage or payment.

Our estimates allow our customers to set loss reserves, deploy field adjusters and verify internal company estimates. Our estimates also keep insurers, their customers, regulators, and other interested parties informed about the total costs of disasters. We also provide our customers access to daily reports on severe weather and catastrophes and we maintain a database of information on catastrophe losses in the United States since 1950.

Healthcare

Bodily injury and workers’ compensation claims present a complex array of medical, legal and occupational issues. We offer a comprehensive claims-management solution that helps our customers manage bodily injury claims, workers’ compensation claims and accident-related comparative-liability claims. We have a database of our customers’ claims histories, including detailed settlements, medical conditions, provider information and litigation issues, to help them deal with bodily injury claims. Our system also contains a library of more than 18,700 medical conditions to help our customers better understand injuries, treatments, complications and pre-existing conditions. This allows our customers to identify developing trends in claims settlements that may lead to changes in underwriting, legal and/or training practices.

Our database also enables our customers to track and direct their workers’ compensation cases, including evaluating the medical and occupational situation of each claimant, maintain consistency and quality in claims handling and to develop optimal return-to-work plans. In addition, we have solutions which assist our customers in better identifying and evaluating accident-related comparative liability claims. This helps our customers to manage each claim until settlement.

Our Customers

Risk Assessment Customers

The customers in our Risk Assessment segment include the top 100 P&C insurance providers in the United States, including AIG, Allstate, CNA, Hartford, Liberty Mutual, Nationwide, Fireman’s Fund, State Farm, Travelers and Zurich. Our statistical agent services are used by a substantial majority of P&C insurance providers in the United States to report to regulators. Our actuarial services and industry-standard insurance programs are used by the majority of insurers and reinsurers in the United States. In addition, certain agencies of the federal government, including the Federal Emergency Management Agency, or FEMA, as well as county and state governmental agencies and organizations, use our solutions to help satisfy government needs for risk assessment and emergency response information. In 2007, our largest Risk Assessment customer accounted for 5.2% of segment revenues, and our top ten customers accounted for 27.4% of segment revenues. Please see “Certain Relationships and Related Transactions — Customer Relationships” for more information on our relationship with our principal stockholders.

Decision Analytics Customers

In the Decision Analytics segment, we provide our P&C insurance solutions to the majority of the P&C insurers in the United States. Specifically, our claims database serves thousands of customers, representing more than 92% of the P&C insurance industry by premium volume, 26 state workers’ compensation insurance funds, 607 self-insureds, 465 third-party administrators, several state fraud bureaus, and many law-enforcement agencies involved in investigation and prosecution of insurance fraud. In addition, our catastrophe modeling solutions have been used in approximately 45% of catastrophe bond securitizations through 2007. Also, P&C insurance companies using our building and repair solutions handle over 60% of the property claims in the United States. More than 80% of insurance repair contractors and service providers in the United States and Canada with computerized estimating systems use our building and repair pricing data.

In the U.S. healthcare industry, our customers include numerous Blue Cross and Blue Shield plans, Kaiser Permanente and Munich Reinsurance. In 2007, our largest customer in the Decision Analytics segment accounted for 4.6% of segment revenues and our top ten Decision Analytics customers accounted for 17.8% of segment revenues.

In the U.S. mortgage industry, we have more than 1,100 customers, including Wells Fargo, Bank of America and Wachovia. We provide our solutions to 14 of the top 20 mortgage lenders and 4 of the top 6 mortgage insurers, United Guarantee, RMIC, PMI and Old Republic Insured Credit Services. We have been providing services to mortgage insurers for over 20 years.

Our Competitors

We believe no single competitor currently offers the same scope of services and market coverage we provide. The breadth of markets we serve exposes us to a broad range of competitors.

Risk Assessment Competitors

Our Risk Assessment segment operates primarily in the U.S. P&C insurance industry, where we enjoy a leading market presence. We have a number of competitors in specific lines or services.

We encounter competition from a number of sources, including insurers who develop internal technology and actuarial methods for proprietary insurance programs. Competitors also include other statistical agents including the National Independent Statistical Service, the Independent Statistical Service, and other advisory organizations providing underwriting rules, prospective loss costs and coverage language, such as the American Association of Insurance Services and Mutual Services Organization.

Competitors for our property-specific rating and underwriting information are primarily limited to a number of regional providers of commercial property inspections and surveys, including Overland Solutions, Inc. and Regional Reporting, Inc. We also compete with a variety of organizations that offer consulting services, primarily specialty technology and consulting firms. In addition, a customer may use its own internal resources rather than engage an outside firm for these services. Our competitors also include information technology product and services vendors including CDS, Inc., management and strategy consulting firms including Deloitte, and smaller specialized information technology firms and analytical services firms including Pinnacle Consulting and EMB.

Decision Analytics Competitors

In the P&C insurance claims market and catastrophe modeling market, certain products are offered by a number of companies, including, ChoicePoint (loss histories and motor vehicle records for personal lines underwriting), Explore Information Services (personal automobile underwriting) and Risk Management Solutions (catastrophe modeling). We believe that our P&C insurance industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against these competitors with more limited offerings. In the healthcare market, certain products are offered by a number of companies, including Computer Sciences Corporation (evaluation of bodily injury and workers’ compensation claims), Fair Isaac Corporation (workers’ compensation and healthcare claims cost containment) and Ingenix, McKesson and Medstat (healthcare predictive modeling and business intelligence). Competitive factors include application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance and support the applications or services and price. In the mortgage analytics solutions market, our competitors include First American CoreLogic and DataVerify Corporation (mortgage lending fraud identification) and ComplianceEase and Mavent (mortgage regulatory compliance). We believe that none of our competitors in the mortgage analytics market offers the same expertise in fraud detection analytics or forensic audit capabilities.

Development of New Solutions

We take a market-focused team approach to developing our solutions. Our operating units are responsible for developing, reviewing and enhancing our various products and services. Our data management and production team designs and manages our processes and systems for market data procurement, proprietary data production and quality control. Our Enterprise Data Management, or EDM, team supports our efforts to create new information and products from available data and explores new methods of collecting data. EDM is focused on understanding and documenting business-unit and corporate data assets and data issues; sharing and combining data assets across the enterprise; creating an enterprise data strategy; facilitating research and product development; and promoting cross-enterprise communication.

Our software development team builds the technology used in many of our solutions. As part of our product-development process, we continually solicit feedback from our customers on the value of our products and services and the market’s needs. We have established an extensive system of customer advisory panels, which meet regularly throughout the year to help us respond effectively to the needs of our markets. In addition, we use frequent sales calls, executive visits, user group meetings, and other industry forums to gather information to match the needs of the market with our product development efforts. We also use a variety of market research techniques to enhance our understanding of our clients and the markets in which they operate.

We are currently funding 45 product development initiatives for new and enhanced offerings, including:

•	LOCATION Analyst, a new portfolio-assessment system that uses proprietary insurance industry data, visual maps and sophisticated reporting to help insurers make better risk management decisions;

•	360Value, an innovative web-based system for estimating replacement values of residential, commercial and agricultural properties; and

•	Predictive models to help insurers classify, segment and price risks for a variety of lines of insurance.

We also add to our offerings through an active acquisition program. Since 2003, we have acquired 14 businesses, which have allowed us to enter new markets, offer new products and enhance the value of existing products with additional proprietary sources of data.

When we find it advantageous, we augment our proprietary data sources and systems by forming alliances with other leading information providers and technology companies and integrating their product offerings into our offerings. This approach gives our customers the opportunity to obtain the information they need from a single source and more easily integrate the information into their workflows.

Sales, Marketing and Customer Support

We sell our products and services primarily through direct interaction with our clients. We employ a three-tier sales structure that includes salespeople, product specialists and sales support. As of June 30, 2008, we had a sales force of 181 people. Within the company, several areas have sales teams that specialize in specific products and services. These specialized sales teams sell specific, highly technical product sets to targeted markets.

To provide account management to our largest customers, we segment the insurance market into two groups. National Accounts constitutes our 20 largest customers and Strategic Accounts includes all other insurance companies. Each market segment has its own sales team. Salespeople are responsible for our overall relationship with P&C insurance companies.

Salespeople participate in both customer-service and sales activities. They provide direct support, interacting frequently with assigned customers to assure a positive experience using our services. Salespeople also seek out new sales opportunities and provide support to the rest of the sales team. We believe our salespeople’s product knowledge and local presence differentiates us from our competition. Product specialists have product expertise and work with salespeople on specific opportunities for their assigned products. Both salespeople and product specialists have responsibility for identifying new sales opportunities. A team approach and a common customer relationship management system allow for effective coordination between the two groups.

We go to market using a number of brands, including:

Sources of our Data

The data we use to perform our analytics and power our solutions are sourced through six different kinds of data arrangements. First, we gather data from our customers within agreements that also permit our customers to use the solutions created upon their data. These agreements remain in effect unless the data contributor chooses to opt out and represent our primary method of data gathering. It is very rare that contributors elect not to continue providing us data. Second, we have agreements with data contributors in which we specify the particular uses of their data and provide to the data contributors their required levels of privacy, protection of data and where necessary de-identification of data. These agreements represent no cost to us and generally feature a specified period of time for the data contributions and require renewal. Third, we “mine” data found inside the transactions supported by our solutions; as an example, we utilize the claims settlement data generated inside our repair cost estimating solution to improve the cost factors used in our models. Again, these arrangements represent no cost to us and we obtain the consent of our customers to make use of their data in this way. Fourth, we source data generally at no cost from public sources including federal, state and local governments. Fifth, we gather data about the physical characteristics of commercial properties through the direct observation of our field staff who also perform property surveys at the request of, and facilitated by, property insurers. Lastly, we purchase data from data aggregators under contracts that reflect prevailing market pricing for the data elements purchased, including county tax assessor records, descriptions of hazards such as flood plains and professional licenses. In all our modes of data collection, we are the owners of whatever derivative solutions we create using the data. Because of the efficiency of our data gathering methods and the lack of any cost associated with a large portion of our data, our costs to source data were 1.9% and 1.8% of revenues for the year ended December 31, 2007 and six months ended June 30, 2008, respectively.

Information Technology

Technology

Our information technology systems are fundamental to our success. They are used for the storage, processing, access and delivery of the data which forms the foundation of our business and the development and delivery of our solutions provided to our clients. Much of the technology we use and provide to our clients is developed, maintained and supported by approximately 800 employees. We generally own or have secured ongoing rights to use for the purposes of our business all the customer-facing applications which are material to our operations. We support and implement a mix of technologies, focused on implementing the most efficient technology for any give business requirement or task.

Customers connect to our systems using a number of different technologies, including internet, VPN, dedicated network connections, Frame Relay and Value Added Network services through vendors such as Advantis and IVANS. We utilize Computer Associates Unicenter, Hewlett Packard Insight Manager, Compuware Vantage and other best-of-breed point technologies to aggressively monitor and automate the management of our environment and applications as well as event-driven operational alerts.

Data Centers

We have two primary data centers in Jersey City, New Jersey and Orem, Utah. In addition, we have data centers dedicated to certain business units, including AIR and DxCG in Boston and AISG Claimsearch in Israel. In addition to these key data centers, we also have a number of smaller data centers located in other states.

Disaster Recovery

We are committed to a framework for business continuity management and carry out annual reviews of the state of preparedness of each business unit. All of our critical databases, systems and contracted client services are also regularly recovered. We also have documented disaster recovery plans in place for each of our major data centers and each of our solutions. Our primary data center recovery site is in New York State, approximately 50 miles northwest of Jersey City, New Jersey.

Security

We have adopted a wide range of measures to ensure the security of our IT infrastructure and data. Security measures generally cover the following key areas: physical security; logical security of the perimeter; network security such as firewalls; logical access to the operating systems; deployment of virus detection software; and appropriate policies and procedures relating to removable media such as laptops. All laptops are encrypted and media leaving our premises that is sent to a third-party storage facility is also encrypted. This commitment has led us to achieve certification from CyberTrust (an industry leader in information security certification) since 2002.

Intellectual Property

We own a significant number of intellectual property rights, including copyrights, trademarks, trade secrets and patents. Specifically, our policy language, insurance manuals, software and databases are protected by both registered and common law copyrights, and the licensing of those materials to our customers for their use represents a large portion of our revenue. We also own in excess of 200 trademarks in the U.S. and foreign countries, including the names of our products and services and our logos and tag lines, many of which are registered. We believe many of our trademarks, trade names, service marks and logos to be of material importance to our business as they assist our customers in identifying our products and services and the quality that stands behind them. We consider our intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret and patent) and contractual safeguards in a comprehensive intellectual property enforcement program to protect them wherever they are used.

We also own several software method and processing patents and have several pending patent applications in the U.S. that complement our products. The patents and patent applications include claims which pertain to technology, including a patent for our Claims Outcome Advisor software, our ISO-ITS rating and policy administration software and for our Xactware Sketch product. We believe the protection of our proprietary technology is important to our success and we will continue to seek to protect those intellectual property assets for which we have expended substantial research and development capital and which are material to our business.

In order to maintain control of our intellectual property, we enter into license agreements with our customers, granting each customer a license to use our products and services, including our software and databases. This helps to maintain the integrity of our proprietary intellectual property and to protect the embedded information and technology contained in our solutions. As a general practice, employees, contractors and other parties with access to our proprietary information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Employees

As of June 30, 2008 we employed 3,290 full-time and 176 part-time employees. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

Our headquarters are in Jersey City, New Jersey. As of June 30, 2008, our principal offices consisted of the following properties:

Location	Square Feet	Lease Expiration Date

Jersey City, New Jersey	390,991	May 21, 2021
Orem, Utah	68,343	January 1, 2017
Boston, Massachusetts	47,000	March 31, 2015
Agoura Hills, California	28,666	October 30, 2011
South Jordan, Utah	23,505	May 31, 2014

We also lease offices in 15 states in the United States and the District of Columbia and Puerto Rico and offices outside the United States to support our international operations in China, England, Israel, India, Japan and Germany.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Regulation

Because our business involves the distribution of certain personal, public and non-public data to businesses and governmental entities that make eligibility, service and marketing decisions based on such data, certain of our solutions and services are subject to regulation under federal, state and local laws in the United States and, to a lesser extent, foreign countries. Examples of such regulation include the Fair Credit Reporting Act, which regulates the use of consumer credit report information; the Gramm-Leach-Bliley Act, which regulates the use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions; the Health Insurance Portability and Accountability Act, which restricts the public disclosure of patient information and applies indirectly to companies that provide services to healthcare businesses; the Drivers Privacy Protection Act, which prohibits the public disclosure, use or resale by any state’s department of motor vehicles of personal information about an individual that was obtained by the department in connection with a motor vehicle record, except for a “permissible purpose” and various other federal, state and local laws and regulations.

These laws generally restrict the use and disclosure of personal information and provide consumers certain rights to know the manner in which their personal information is being used, to challenge the accuracy of such information and/or to prevent the use and disclosure of such information. In certain instances, these laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as obligations to provide notification of security breaches in certain circumstances.

We are also licensed as a rating, rate service, advisory or statistical organization under state insurance codes in all fifty states, Puerto Rico, Guam, the Virgin Islands and the District of Columbia. As such an advisory organization, we provide statistical, actuarial, policy language development and related products and services to property/casualty insurers, including advisory prospective loss costs, other prospective cost information, manual rules and policy language. We also serve as an officially designated statistical agent of state insurance regulators to collect policy-writing and loss statistics of individual insurers and compile that information into reports used by the regulators.

Many of our products, services and operations as well as insurer use of our services are subject to state rather than federal regulation by virtue of the McCarran-Ferguson Act. As a result, many of our operations and products are subject to review and/or approval by state regulators. Furthermore, our operations involving licensed advisory organization activities are subject to periodic examinations conducted by state regulators and our operations and products are subject to state antitrust and trade practice statutes within or outside state insurance codes, which are typically enforced by state attorneys general and/or insurance regulators.

Legal Proceedings

We are a party to legal proceedings with respect to a variety of matters in the ordinary course of business. Except as described below, we do not believe that any legal proceedings to which we are a party would have a material impact on our results of operations, financial position, or cash flows. Although we believe that we have strong defenses for the proceedings described below, we could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on our results of operations, financial position or cash flows.

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. We are among the named defendants. Plaintiffs allege that certain software products, including our Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries. On August 18, 2008, we were voluntarily dismissed from the case with prejudice.

We have entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements has been granted final approval by the court and together they resolve the claims asserted in this case against us with respect to the above insurance companies, who settled the claims against them as well. A provision was recorded in 2006 for this proceeding and the total amount we paid in 2008 with respect to these settlements was less than $2 million. A fourth defendant, The Automobile Club of California, that is alleged to have used Claims Outcome Advisor has not settled. Plaintiffs have agreed to dismiss us from the case with prejudice once a discovery dispute relating to certain documents is resolved.

Xactware Litigation

The following two lawsuits have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by our Xactware subsidiary (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against us and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. Plaintiffs have moved to certify a class with respect to the fraud and breach of contract claims which the defendants will oppose.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against us and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud. The court has stayed the proceedings pending an appraisal of the lead plaintiffs’ insurance claims.

The third lawsuit, Louisiana ex rel. Foti v. Allstate Ins. Co., is a putative parens patriae action filed by the Louisiana Attorney General in November 2007 in Louisiana state court against numerous insurance companies, the Company, and other solution providers, and consultants. The complaint contains allegations of an antitrust conspiracy among the defendants with respect to the payment of insurance claims for property damage and seeks the forfeiture of any illegal profits and treble damages. Defendants removed the case to the Eastern District of Louisiana. A motion to remand the case to state court was denied by the district court. That decision was affirmed by the United States Court of Appeals for the Fifth Circuit. Defendants have filed a motion to dismiss and plaintiffs are opposing the motion.

At this time it is not possible to determine the ultimate resolution of, or estimate the liability related to, these matters. No provision for losses has been provided in connection with the Xactware litigation.

iiX Litigation

In March 2007, our Insurance Information Exchange, or iiX, subsidiary, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained such personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $2,500 for each instance of a violation of DPPA, punitive damages and the destruction of any illegally obtained personal information. We have filed a motion to dismiss the complaint based on failure to state a claim and lack of standing and a decision on that motion is pending.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers and directors of the Company, as of June 30, 2008:

Name	Age	Position

Frank J. Coyne	59	Chairman of the Board of Directors, President and Chief Executive Officer
Scott G. Stephenson	51	Executive Vice President and Chief Operating Officer
Mark V. Anquillare	42	Senior Vice President and Chief Financial Officer
Kenneth E. Thompson	48	Senior Vice President, General Counsel and Corporate Secretary
Carole J. Banfield	68	Executive Vice President — Information Services and Government Relations
Vincent Cialdella	57	Senior Vice President — AISG
Kevin B. Thompson	57	Senior Vice President — Insurance Services
J. Hyatt Brown	71	Director
Glen A. Dell	72	Director
Henry J. Feinberg	56	Director
Christopher M. Foskett	51	Director
Constantine P. Iordanou	58	Director
John F. Lehman, Jr.	66	Director
Stephen W. Lilienthal	58	Director
Samuel G. Liss	52	Director
Andrew G. Mills	55	Director
Arthur J. Rothkopf	73	Director
Barbara D. Stewart	65	Director
David B. Wright	59	Director

A brief biography of each executive officer and director follows.

Executive Officers

Frank J. Coyne has been our Chairman, President and Chief Executive Officer since 2002. From 2000 to 2002, Mr. Coyne served as our President and Chief Executive Officer and he served as our President and Chief Operating Officer from 1999 to 2000. Mr. Coyne joined the Company from Kemper Insurance Cos. where he was Executive Vice President Specialty and Risk Management Groups. Previously, he served in a variety of positions with General Accident Insurance, and was elected its President and Chief Operating Officer in 1991. He has also held executive positions with Lynn Insurance Group, Reliance Insurance Co. and PMA Insurance Co.

Scott G. Stephenson has been our Chief Operating Officer since June 2008 and leader of our Decision Analytics segment. From 2002 to 2008, Mr. Stephenson served as our Executive Vice President and he served as President of our Intego Solutions business from 2001 to 2002. Mr. Stephenson joined the Company from Silver Lake Partners, a technology-oriented private equity firm, where he was an executive-in-residence from 1999 to 2001. From 1989 to 1999 Mr. Stephenson was a partner with The Boston Consulting Group, eventually rising to senior partner and member of the firm’s North American operating committee.

Mark V. Anquillare has been our Senior Vice President and Chief Financial Officer since 2007. Mr. Anquillare joined the Company as Director of Financial Systems in 1992 and since joining the Company,

Mr. Anquillare has held various management positions, including Assistant Vice President, Vice President and Controller and Senior Vice President and Controller. Prior to 1992, Mr. Anquillare was employed by the Prudential Insurance Company of America. Mr. Anquillare is a Fellow of the Life Management Institute.

Kenneth E. Thompson has been our Senior Vice President, General Counsel and Corporate Secretary since 2006. Prior to joining the Company in 2006, Mr. Thompson was a partner of McCarter & English, LLP from 1997 to 2006. Mr. Thompson also serves on the board of directors of Measurement Specialties, Inc.

Carole J. Banfield has been our Executive Vice President Information Services and Government Relations Department focused on our Risk Assessment segment since 1996. Ms. Banfield joined the Company in 1970 as an assistant actuary in the Homeowners Actuarial Division and since 1977 has held various management positions, including Vice President Government and Industry Relations. Ms. Banfield began her career with the National Bureau of Casualty Underwriters in 1962. Ms. Banfield is a member of the American Academy of Actuaries and an Associate of the Casualty Actuarial Society. She currently serves on the board of directors of the American Society of Workers’ Compensation Professionals, the Insurance Data Management Association and on the Industry Advisory Group of ACORD.

Vincent Cialdella has been our Senior Vice President, AISG since April 2008 in our Decision Analytics segment. Prior to April 2008, Mr. Cialdella served as Vice President of ISO Claims Solutions, a division of AISG, since 2000. Mr. Cialdella’s career at the Company spans approximately thirty years, during which he has served as Assistant Vice President of Software Products, Corporate Systems and Application Development Support Center.

Kevin B. Thompson has been our Senior Vice President, Insurance Services since 2003 focused on our Risk Assessment segment. Mr. Thompson joined the Company in 1974 and has held various management positions, including Vice President, Insurance Services, Vice President, Personal and Standard Commercial Lines, Vice President, Standard Commercial Lines, Assistant Vice President, Commercial Casualty Actuarial. Mr. Thompson is also a Member of the American Academy of Actuaries and Fellow of the Casualty Actuarial Society. From 1996 to 1999 he served as Vice President - Admissions of the Casualty Actuarial Society and as a Member of the Board of Directors from 1994 to 1996.

Class A Directors

Christopher M. Foskett has served as one of our directors since 1999. Mr. Foskett is a Managing Director and Global Head of the Financial Institutions Group in Citigroup’s Corporate Bank since 2007. From 2003 to 2007, Mr. Foskett was Head of Sales and Relationship Management for Citigroup Global Transaction Services. He also served as Global Industry Head for the Insurance and Investment Industries in Citigroup’s Global Corporate Bank from 1999 to 2003. Previously, he held various roles in Citigroup’s mergers and acquisitions group.

David B. Wright has served as one of our directors since 1999. Mr. Wright has been Chairman and Chief Executive Officer of Verari Systems since 2006. Before joining Verari Systems, he was Executive Vice President, Office of the CEO, Strategic Alliances and Global Accounts of EMC Corporation from 2004 to 2006. Between 2001 and 2004 he was Chairman and Chief Executive Officer of Legato Systems and from 1997 to 2000 Mr. Wright was the President and Chief Executive Officer of Amdahl Corporation. Mr. Wright is also a director on the board of VA Software and ActiveIdentity.

John F. Lehman, Jr. has served as one of our directors since 1995. Mr. Lehman is Chairman of J. F. Lehman & Co., an investment firm that he founded in 1991. Prior to founding J. F. Lehman & Co., he was Managing Director of Paine Webber, Inc. from 1988 to 1991. In 1981, Mr. Lehman was appointed Secretary of the Navy by President Reagan and served in that capacity until 1987. Mr. Lehman was a member of the bipartisan September 11 Commission and serves on the board of directors of Ball Corp., EnerSys, Inc., Hawaii Superferry Inc., Atlantic Marine, Oao Technology Solutions Inc. and Special Devices, Incorporated.

Andrew G. Mills has served as one of our directors since 2002. Mr. Mills has been President of The King’s College in New York, NY since 2007. He is the former Chairman of Intego Solutions LLC, which he founded in 2000. Mr. Mills previously served as Chief Executive Officer of The Thomson Corporation’s

Financial and Professional Publishing unit and as a member of Thomson’s board of directors. In 1984, he lead the start-up operations of Business Research Corporation and was responsible for overseeing its sale and integration into The Thompson Corporation. He began his career with Courtaulds Ltd. and joined The Boston Consulting Group in 1979. Mr. Mills is on the board of directors of The King’s College, Lexington Christian Academy, Camp of the Woods and Hope Christian Church, and is a member of the Massachusetts State Board of the Salvation Army.

Arthur J. Rothkopf has served as one of our directors since 1993. Mr. Rothkopf has served as Senior Vice President and Counselor to the President of the U.S. Chamber of Commerce since July of 2005. From 1993 to 2005, Mr. Rothkopf was President of Lafayette College in Easton, Pennsylvania. Prior to serving as President of Lafayette College, Mr. Rothkopf was General Counsel and Deputy Secretary of the U.S. Department of Transportation, appointed by President George H. W. Bush. From 1967 through 1991, he practiced law with the Washington, D.C., firm of Hogan & Hartson, where he was a senior partner. Mr. Rothkopf is a Trustee of American University in Washington D.C.

J. Hyatt Brown has served as one of our directors since 2003. Mr. Brown has been Chairman and Chief Executive Officer of Brown & Brown, Inc. since 1993. Mr. Brown is a Trustee of Stetson University in Florida, a past member of the Florida Board of Regents and a member of the Florida Council of 100. He was elected to the Florida House of Representatives in 1972 and was elected Speaker in 1978. Mr. Brown retired as Speaker in 1980. He also serves on the board of directors of Rock-Tenn Company, the FPL Group Inc. and the Daytona International Speedway Corporation.

Glen A. Dell has served as one of our directors since 1995. Mr. Dell is a retired Partner of MapleWood Equity Partners LP. Mr. Dell served as a Partner of MapleWood Equity Partners LP from 1998 to 2007. From 1992 to 1997, Mr. Dell served as President of Investcorp Management Services Inc., where he was responsible for post-acquisition management of Investcorp’s portfolio of companies in North America. He has also served as a consultant, specializing in interim management services, and held executive positions with General Electric Co., International Paper Co., and JWT Group, Inc. Mr. Dell was a member of the board of directors of Parts Depot, Inc. until February 28, 2008.

Henry J. Feinberg has served as one of our directors since 1996. Since 2000, Mr. Feinberg has been a Partner of Technology Crossover Ventures, a private equity and venture capital firm. Previously, Mr. Feinberg was Chairman and Chief Executive Officer of Rand McNally & Company. Mr. Feinberg is also a director of Adknowledge, Inc., CosmoCom, Inc., eLoyalty Corporation, FXall and Yield Management Services Ltd.

Barbara D. Stewart has served as one of our directors since 1995. Ms. Stewart has been President of Stewart Economics, Inc., a consulting firm that specializes in the insurance business and its regulation, since 1981. Before forming Stewart Economics, Ms. Stewart was Corporate Economist of the Chubb Group of Insurance Companies. Ms. Stewart is also a director of The Main Street America Group; a former director of Capital Re Corporation; a former overseer of The School of Risk Management, Insurance, and Actuarial Science of St. John’s University; and a member of the Editorial Board of Risk Management and Insurance Review.

Class B Directors

Constantine P. Iordanou has served as one of our directors since 2001. Mr. Iordanou has served as President and Chief Executive Officer of Arch Capital Group Limited, or ACGL, since August 2003 and as director of ACGL since January 2002. From January 2002 through July 2003, he was Chief Executive Officer of Arch Capital (U.S.) Inc., a wholly owned subsidiary of ACGL. Prior to joining ACGL in 2002, Mr. Iordanou served in various capacities for Zurich Financial Services and its affiliates, including as Senior Executive Vice President of Group Operations and Business Development of Zurich Financial Services, President of Zurich-American Specialties Division, Chief Operating Officer and Chief Executive Officer of Zurich American and Chief Executive Officer of Zurich North America. Prior to joining Zurich in March of 1992, he served as President of the Commercial Casualty division of the Berkshire Hathaway Group and served as Senior Vice President with the American Home Insurance Company, a member of the American International Group.

Samuel G. Liss has served as one of our directors since 2005. Mr. Liss has been Executive Vice President at The Travelers Companies since 2004. Before the merger of The St. Paul and Travelers Companies, Mr. Liss served as Executive Vice President at The St. Paul from February 2003 to April 2004. From 1994 to 2001, Mr. Liss was a Managing Director at Credit Suisse First Boston, or CSFB, initially focused on equity research across a range of financial institution sectors and subsequently serving in a Senior Investment Banking relationship, advisory and execution role in CSFB’s Financial Institutions Group, including leadership of its asset management industry practice. Mr. Liss was a senior equity analyst at Salomon Brothers from 1980 to 1994.

Stephen W. Lilienthal has served as one of our directors since 2008. Mr. Lilienthal has been Chairman of the Board of Directors and Chief Executive Officer of CNA Financial Corporation, or CNA, and its insurance subsidiaries since August 2002. Prior to that time, he was President and Chief Executive Officer, Property and Casualty Operations of the CNA insurance companies. He is a member of the Executive and Finance Committees of CNA and has been a director of CNA since August of 2001. Mr. Lilienthal is also a director of American Institute for Chartered Property Casualty Underwriters, After School Matters, Northwestern Memorial Foundation, World Business Chicago, The Executives’ Club of Chicago and Boys and Girls Clubs of Chicago.

Board Composition

The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation. From the date of this prospectus until the earlier of (a) the 30-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, our board of directors will consist of between 11 and 13 directors, and will be comprised as follows:

•	between eight to ten Class A directors; and

•	three Class B directors.

See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law — Staggered Boards.”

Director Independence

Our board of directors currently consists of 13 directors, 12 of which are “independent” as defined under applicable listing rules. Currently, the following individuals serve on our board of directors as independent directors: J. Hyatt Brown, Glen A. Dell, Henry J. Feinberg, Christopher M. Foskett, Constantine P. Iordanou, John F. Lehman, Jr., Stephen W. Lilienthal, Samuel G. Liss, Andrew G. Mills, Arthur J. Rothkopf, Barbara D. Stewart and David B. Wright.

Board Committees

Our by-laws provide that the board of directors may designate one or more committees. We currently have the following committees: Executive Committee, Audit Committee, Compensation Committee, Finance and Investment Committee, and Nominating and Corporate Governance Committee.

The Executive Committee currently consists of Frank J. Coyne (Chair), Glen A. Dell, Constantine P. Iordanou, John F. Lehman, Jr. and Arthur J. Rothkopf. The Executive Committee exercises all the power and authority of the board of directors (except those powers and authorities that are reserved to the full board of directors under Delaware law) between regularly scheduled board of directors meetings. The Executive Committee also makes recommendations to the full board of directors on various matters. The Executive Committee meets as necessary upon the call of the chairman of the board of directors.

The Audit Committee currently consists of Arthur J. Rothkopf (Chair), Henry J. Feinberg, Christopher M. Foskett, Andrew G. Mills and Barbara D. Stewart, all of whom are “independent” as defined under applicable listing rules. Each member of our Audit Committee is financially literate, as such term is interpreted by our board of directors. Ms. Barbara D. Stewart is an “audit committee financial expert” as that term is defined under the Securities and Exchange Commission rules. The Audit Committee reviews and, as it deems appropriate, recommends to the board of directors the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of the Company. The Audit Committee also provides assistance to our board of directors in fulfilling its responsibilities with respect to our compliance with legal and regulatory requirements. In addition, the Audit Committee also makes recommendations to the board of directors concerning the engagement of the independent accounting firm and the scope of the audit to be undertaken by such auditors.

The Compensation Committee currently consists of John F. Lehman, Jr. (Chair), Glen A. Dell, Constantine P. Iordanou and David B. Wright, all of whom are “independent” as defined under applicable listing rules. The Compensation Committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee also exercises all authority under the Company’s employee equity incentive plans and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies.

The Finance and Investment Committee currently consists of Glen A. Dell (Chair), Frank J. Coyne, Henry J. Feinberg, Christopher M. Foskett and John F. Lehman, Jr. The Finance and Investment Committee meets annually and at such other times as necessary to establish, monitor and evaluate the Company’s investment policies, practices and advisors, and to advise management and the board of directors on the financial aspects of strategic and operational directions, including financial plans, capital planning, financing alternatives, and acquisition opportunities.

The Nominating and Corporate Governance Committee currently consists of Constantine P. Iordanou (Chair), Frank J. Coyne, Arthur J. Rothkopf and David B. Wright. Mr. Constantine P. Iordanou, Arthur J. Rothkopf and David B. Wright are “independent” as defined under applicable listing rules. Following this offering, we expect that the Nominating and Corporate Governance Committee will be comprised of independent directors in accordance with applicable requirements. The Nominating and Corporate Governance Committee reviews and, as it deems appropriate, recommends to the board of directors policies and procedures relating to director and board of directors committee nominations and corporate governance policies.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to our employees, agents, independent contractors, consultants, officers and directors. Any waiver of the code of business conduct and ethics may be made only by our board of directors and will be promptly disclosed as required by law or stock exchange regulations. The board of directors has not granted any waivers to the code of business conduct and ethics.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that comply with the applicable listing requirements and the regulations of the Securities and Exchange Commission.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer of the Company or any of our subsidiaries. In addition, there are no compensation committee interlocks with the board of directors or compensation committee of any other company.

Directors’ Compensation and Benefits

Annual Retainer.  Effective June 1, 2007, each non-employee director receives a retainer fee of $50,000 per year for membership on the board of directors. Each non-employee director who chairs a committee receives an additional $5,000 retainer fee, with the exception of the chairpersons of the Audit Committee and Compensation Committee, each of whom receives an additional $12,500 annual retainer fee.

Each non-employee director may elect to receive his or her annual retainer in the form of (i) cash, (ii) deferred cash, (iii) shares of Class A common stock, (iv) deferred shares of Class A common stock, (v) options to purchase Class A common stock or (vi) a combination of (i), (ii), (iii), (iv) and (v), except that not more than 50% of the Annual Retainer may be paid in cash.

Meeting Attendance Fees.  Each non-employee director receives a $1,500 fee for each board of directors or Committee meeting attended in person. Meeting attendance fees are payable only in cash or deferred cash.

Stock Option Grants.  Effective as of the 2007 Annual Meeting of Stockholders, each non-employee director receives an annual option grant having a Black-Scholes value of $125,000. The initial awarding of such options is being phased in over a period of three years, so that, from 2007 through 2009, each non-employee director receives (or received) the initial grant in the year he or she is (or was) re-elected. Such options, and any portion of the Annual Retainer Fees elected to be taken as options, are exercisable for a period of ten years from the date of grant (subject to earlier termination if the individual ceases to be a director of the Company), vest on the first anniversary of the date of grant, and have an exercise price equal to the fair market value of the Class A common stock on the date of grant. Prior to the 2007 Annual Meeting of Stockholders, each non-employee director was granted an option to purchase 1,500 shares of Class A common stock every three years upon his or her re-election to the Board.

Employee-directors receive no additional compensation for service on the board of directors. Mr. Frank J. Coyne is the only employee-director.

The table below shows compensation paid to or earned by the directors during 2007. As noted above, directors may elect to receive compensation in various forms other than cash. Also, prior to 2007, directors received stock option grants every three years upon their re-election to the board. We are required to report equity awards based on accounting expense. The amounts shown for each director are not uniform because accounting expense will differ in part depending on how each director elected to receive his or her compensation and the years in which they were re-elected to the board.

	Fees Earned or	Stock Awards	Option Awards	Total
Name	Paid in Cash ($)	($)(1)	($)(1)	($)

Joseph A. Brandon(2)	7,500	25,080	52,271	84,851
J. Hyatt Brown(3)	32,500	25,080	97,725	155,305
Glen A. Dell(4)	10,500	—	152,725	163,225
Henry J. Feinberg(5)	10,500	—	147,725	158,225
Christopher M. Foskett(6)	31,000	12,540	—	43,540
Constantine Iordanou(7)	—	—	117,500	117,500
John F. Lehman, Jr.(8)	—	—	125,000	125,000
Samuel G. Liss(9)	32,000	—	149,996	181,996
Andrew G. Mills(10)	4,500	—	112,500	117,000
Arthur J. Rothkopf(11)	9,000	62,700	62,500	134,200
Barbara D. Stewart(12)	9,000	—	97,725	106,725
David B. Wright(13)	9,000	50,160	27,271	86,431

(1)	For a discussion of the assumptions used to calculate the amounts shown in the option awards and stock awards columns, see note 2(j) of the notes to our audited consolidated financial statements included as part of this prospectus.

(2)	Mr. Brandon received options during 2007 with a fair value of $25,000, and stock awards with a fair value of $25,080. As of December 31, 2007, Mr. Brandon owned options covering 3,635 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(3)	Mr. Brown received stock awards during 2007 with a fair value of $25,080. As of December 31, 2007, Mr. Brown owned options covering 3,000 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(4)	Mr. Dell received options during 2007 with a fair value of $55,000. As of December 31, 2007, Mr. Dell owned options covering 1,724 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(5)	Mr. Feinberg received options during 2007 with a fair value of $50,000. As of December 31, 2007, Mr. Feinberg owned options covering 3,739 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(6)	Mr. Foskett received stock awards during 2007 with a fair value of $12,540. As of December 31, 2007, Mr. Foskett owned 47 stock awards and options covering 1,000 shares.

(7)	Mr. Iordanou received options during 2007 with a fair value of $117,500. As of December 31, 2007, Mr. Iordanou owned options covering 8,796 shares.

(8)	Mr. Lehman received options during 2007 with a fair value of $125,000. As of December 31, 2007, Mr. Lehman owned options covering 2,517 shares.

(9)	Mr. Liss received options during 2007 with a fair value of $25,000. As of December 31, 2007, Mr. Liss owned options covering 1,870 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(10)	Mr. Mills received options during 2007 with a fair value of $112,500. As of December 31, 2007, Mr. Mills owned options covering 5,608 shares.

(11)	Mr. Rothkopf received options during 2007 with a fair value of $62,500, and stock awards with a fair value of $62,700. As of December 31, 2007, Mr. Rothkopf owned options covering 2,021 shares.

(12)	As of December 31, 2007, Ms. Stewart owned 1,142 stock awards and options covering 1,500 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

(13)	Mr. Wright received stock awards during 2007 with a fair value of $50,160. As of December 31, 2007, Mr. Wright owned options covering 3,642 shares. The amount shown in the option column above includes expense amounts recognized, under FAS 123R, in 2007 relating to option grants made in 2006.

Where no information is given as to a particular type of award with respect to any individual, such individual did not hold or receive such an award during or as of the end of the last fiscal year, as the case may be.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our business requires a highly skilled work force. While the capital intensity of our business is low, our human capital requirements are great. As noted elsewhere in this prospectus, our business depends on our senior leadership team, who possess business and technical capabilities that would be difficult, and costly, to replace. We have designed our compensation program to address these needs.

This section discusses the principles underlying our policies and decisions relating to the compensation of our principal executive officer, our principal financial officer, and our other three most highly compensated executive officers. This information describes the manner and context in which compensation is earned by and awarded to these Named Executive Officers, or NEOs, and provides perspective on the tables and narrative that follow.

Compensation Program Objectives

We believe the compensation program for our NEOs must attract, reward, motivate and retain the highly-qualified individuals we need to plan and execute our business strategy. We believe the program motivates managers by directly linking a portion of compensation both to the Company’s performance and the individual’s performance. To foster this direct link, we have designed our program so that a significant percentage of a NEO’s compensation is variable rather than fixed. This percentage increases with seniority, because we believe that the decisions of more senior managers have a greater impact on our performance.

Executives will earn variable compensation (cash awards and stock options) only if warranted by Company and individual performance. Variable compensation for our NEOs consists of an annual cash payment pursuant to our Short Term Incentive, or STI, program and a long-term equity incentive award pursuant to our Long Term Incentive, or LTI, program. We believe the design of our compensation program effectively encourages our senior managers to act in a manner that benefits the Company by creating long-term value for our stockholders.

Elements of the Company’s Compensation Program

We currently provide the following elements of compensation to our NEOs:

•	base salary;

•	annual cash incentive awards;

•	long-term equity incentive awards; and

•	health, welfare and retirement plans.

Each compensation element fulfills one or more of our compensation program objectives.

Base Salary

We pay base salaries to attract, reward and retain managers, and so that in recruiting and retaining senior executives we are not disadvantaged by being seen as offering a lower level of fixed compensation for a given position level. We review salaries annually to maintain competitive market levels, which are based on the experience and scope of responsibilities of each NEO. We perform our own analysis of prevailing market levels of salary for comparable positions, relying on our general knowledge of the industry, anecdotal evidence gained in the hiring and termination process and, when available, commercially prepared market surveys. Also, as noted below, for 2007 we were assisted in this analysis by our consultant, Frederic W. Cook. The base salary of our Chief Executive Officer, or CEO, is determined by the Compensation Committee. The base salary of each of our other NEOs is determined by the CEO, subject to approval by the Compensation Committee. Base salary as a percentage of total compensation differs based on an executive’s position and function. Generally, executives with the highest position and level of responsibility, and thus the greatest ability to influence our performance through their decision making, have the smallest percentage of their total compensation fixed as salary. We have historically placed greater emphasis on the incentivizing potential of variable compensation; for this reason we have generally maintained salaries at a level that we believe is below the prevailing range for similar positions.

Annual Cash Incentive Awards

At the conclusion of each year, the Compensation Committee establishes performance goals for the coming year under our STI program. The specified performance goals relate to growth in revenue and EBITDA margin, and are derived from our strategic and business growth plan. We selected revenue growth and EBITDA margin growth as the criteria for STI because we believe our business’s ability to generate recurring revenue and positive cash flow is the key indicator of the successful execution of our business strategy. For 2007, the Compensation Committee established these growth targets at 10% and 28% respectively, with each factor having equal weight. Minimum thresholds were set at 6% and 25%, respectively, and maximum levels at 15% and 35%, respectively. In addition to these pre-determined revenue growth and

EBITDA margin goals, the Compensation Committee evaluates the accomplishment during the year of other financial and nonfinancial performance measures that we believe position the Company to achieve long-term future growth. These include enhancements to productivity, achievement of new sales, accomplishment of strategic and operational initiatives and completion of acquisitions and strategic relationships. The Compensation Committee has discretion to increase or decrease the size of the STI pool to account for specific considerations applicable to a particular year.

Funding of the STI pool is determined by the Compensation Committee, taking into account the recommendation of the CEO, at the conclusion of the performance year based on the degree to which goals are achieved during the year.

Within the STI pool, awards are made for each NEO based upon a subjective review of each individual’s performance for the year. Targets for STI awards are expressed as a percentage of base salary, which percentage differs based on an executive’s position and function. There is discretion to pay an individual above or below their target STI award based on the assessment of that individual’s performance. Such discretion might be used, for example, to recognize extraordinary performance achievement or to take into account unforeseen events, such as systemic economic conditions that may influence business results. See “Analysis of 2007 Variable Compensation” for a discussion of how we determined 2007 STI. The STI award for our CEO is determined by the Compensation Committee. The STI awards for each of our other NEOs are determined by the CEO, subject to approval by the Compensation Committee. Awards under the STI plan are in the form of cash payments. Cash STI awards are paid in March, in respect of performance for the prior year.

Long-Term Equity Incentive Awards

Awards under the LTI plan are generally in the form of option grants. The LTI plan also permits us to grant restricted stock awards, however that has not been our practice because we believe options provide a more effective incentive to increase the value of the Company. Also, our Employee Stock Ownership Plan, or ESOP, described below under “— Health, Welfare and Retirement Plans,” has enabled us to grant interests in our stock to our executives, also providing a directional, less highly leveraged incentive to increase share value.

The number of shares underlying an option grant under the LTI program is determined by a grant date value of the option award using a Black-Scholes formula. The target award value for each executive is expressed as a percentage of base salary, and is subject to the achievement of Company and individual performance goals, in the same way as for STI discussed above.

In general, option awards under the LTI plan are made in March, and have an exercise price equal to the fair market value of our Class A common stock on the date of grant, which is determined pursuant to the most recently conducted appraisal performed in connection with our ESOP.

Our practice has been to award Mr. Frank J. Coyne option grants under the LTI plan at irregular intervals. Certain of Mr. Coyne’s options have been granted at an exercise price above the then-current fair market value of our Class A common stock. Mr. Coyne’s last option award was in 2005. We anticipate that after the completion of this offering, Mr. Coyne will be considered for option awards annually, with an exercise price at the then-current fair market value of our shares, in the same manner as other NEOs. Mr. Mark V. Anquillare was named Chief Financial Officer in March 2007, and received an additional option award on June 30, 2007 in connection with that appointment.

Analysis of 2007 Variable Compensation

The Compensation Committee established the 2007 funding levels for the STI and LTI award pools by assessing the actual revenue growth and EBITDA margin growth for the year, and evaluating the other financial and nonfinancial performance factors described below that we believe position the Company to achieve sustainable long-term growth. For 2007, the Company’s revenue growth was slightly (approximately 5%) below target level, while EBITDA margin growth exceeded target objectives (approximately 140%). In evaluating these results, we also recognized the challenging conditions in the mortgage market, and the softening conditions in the property and casualty markets affecting our core operations. We believe the Company achieved excellent results in difficult conditions, and therefore established the STI pool (total payouts to all employees eligible to participate) at 84% of the maximum STI amount and established the LTI pool at 76% of the maximum LTI amount. The LTI pool was funded at a lower level because there are fewer eligible employees participating the LTI pool and the CEO, as discussed below did not receive an LTI award in 2008.

For the individual NEO’s, other than Mr. Coyne, the Compensation Committee considered the additional factors described below in reaching their STI amounts. The factors noted were not given any specific weights, but were rather the basis on which the Compensation Committee exercised its judgment to determine the STI awards.

Mr. Stephenson: the improvement in focus on our strategic initiatives and leadership in our business development initiatives.

Mr. Anquillare: the strong performance Mr. Anquillare rendered in assuming the new role of CFO and increasing efficiency in the performance of our financial reporting and oversight functions.

Mr. Thompson: the achievement of improved corporate governance and leadership in assuming responsibility for management of our Internal Audit and Human Resource divisions.

In the case of Mr. Boehning, who retired shortly following the end of the fiscal year, the Compensation Committee awarded him an amount that reflected his service to the Company since its inception.

Mr. Geraghty’s employment terminated effective March 8, 2007 and he received no STI award for 2007.

The 2007 STI award to Mr. Coyne was determined based upon the Compensation Committee’s evaluation of Company performance, and recognized the strong EBITDA margin growth achieved by the Company, as well as the revenue performance discussed above. Mr. Coyne did not receive an LTI award, due to our prior practice of making LTI awards to the CEO at irregular intervals.

The LTI awards to each of the other NEOs were based on the Company’s performance for the year, as well as the factors noted above for each individual. Mr. Anquillare received an additional option grant in June 2007, which specifically recognized the increased scope of his responsibilities in connection with his promotion to CFO. Mr. Geraghty’s employment terminated effective March 8, 2007 and he received no LTI award in 2007.

Health, Welfare and Retirement Plans

We offer health and welfare benefit programs including medical, dental, life, accident and disability insurance. The Company contributes a percentage of the cost of these benefits. These benefits are available to substantially all employees, and the percentage of the Company’s contribution is the same for all.

Our tax-qualified retirement plans include:

•	a combined 401(k) Savings Plan and ESOP,

•	a defined benefit pension plan with (i) a traditional final pay formula applicable to employees who were 49 years old with 15 years of service as of January 1, 2002, and (ii) a cash balance formula applicable to other employees hired prior to March 1, 2005, and

•	a profit sharing plan (as a component of the 401(k) plan) which is available to employees hired on or after March 1, 2005.

Our non-qualified retirement plans include a supplemental pension and savings (401(k)) plan for highly compensated employees. The combined 401(k) Savings Plan and ESOP and the pension/profit sharing plans are broad-based plans available to substantially all of our employees, including the NEOs. The supplemental retirement plans are offered to our highly paid employees, including our NEOs, to restore to them amounts to which they would be entitled under our tax qualified plans but which they are precluded from receiving under those plans by IRS limits. The supplemental retirement plans are unsecured obligations of the Company.

We established our ESOP at the time we converted from non-profit to for-profit status, in order to foster an ownership culture in the Company, and to strengthen the link between compensation and value created for stockholders. This plan has enabled our employees to hold an ownership interest in the Company as well as providing a stock vehicle for Company matching contributions to our 401(k) and profit sharing plans, which has allowed employees to monitor directly, and profit from, the increasing value of our stock since our conversion in 1997.

Use of Comparative Compensation Data

To ensure that our compensation levels remain reasonable and competitive, we have engaged Frederic W. Cook & Co., Inc., or Cook, to advise the Compensation Committee on executive compensation. We have used comparative data available from market surveys conducted by Cook as one component in our decision making process relating to the base salary and STI and LTI targets for our executive team. Cook most recently evaluated our executive compensation levels in the fall of 2007.

Employment Agreements

We do not currently have employment agreements with any of our NEOs. Mr. Coyne and the Company were parties to an employment agreement that expired on July 1, 2005. We expect to enter into an employment agreement with Mr. Coyne and change of control agreements with each of our other NEOs, to become effective upon the consummation of this offering. We believe that these agreements are desirable to retain the services of these individuals in whom the Company has a significant investment.

Impact of prior equity awards on current compensation

In general, we do not take into account prior equity grants, ESOP balances or amounts realized on the exercise or vesting of prior option grants in determining the number of options to be granted, because we believe we should pay an annualized market value for an executive’s position, sized according to the performance level of the individual in the position. However, because our prior practice has been to grant equity awards to the CEO on an irregular basis, these factors have been considered in connection with Mr. Coyne’s compensation. We anticipate that after the completion of this offering, Mr. Coyne will be considered for option awards annually, at the then-current fair market value of our shares, in the same manner as other NEOs. The Committee also considers prior equity grants (and related wealth accumulations) of executives in assessing the recruitment/retention risk for executives.

Stock Ownership Requirements for Executives

Senior executives are subject to minimum stock ownership requirements. The CEO is required to hold stock and in-the-money options with a value equal to 200% of his annual salary plus a STI target. The other NEOs are required to hold stock and in-the-money options with a value equal to 100% of their annual salary plus STI target. This requirement must be met no later than the third anniversary of the executive’s first becoming an officer. As of December 31, 2007, Messrs. Coyne, Stephenson, Boehning and Anquillare each held common stock and in-the-money options in excess of the requirements. Mr. Thompson joined the Company in 2006 and needs to satisfy the requirement in 2009.

Executive Compensation and Benefits

The following table sets forth information concerning the compensation paid to and earned by the Company’s NEOs for the year ended December 31, 2007.

				Change in Pension
				Value and
			Non-Equity	Non-qualified
		Option	Incentive Plan	Deferred
		Awards ($)	Compensation ($)	Compensation	All Other
Name and Principal Position	Salary ($)	(1)	(2)	Earnings ($)	Compensation ($)		Total ($)
Frank J. Coyne	898,654	1,062,800	2,000,000	300,610	80,907	(3)	4,342,971
Chairman, President and Chief Executive Officer
Mark V. Anquillare	256,769	247,512	300,000	63,668	11,868	(4)	879,817
Senior Vice President and Chief Financial Officer
Scott G. Stephenson	419,812	644,107	600,000	83,782	52,386	(5)	1,800,087
Executive Vice President and Chief Operating Officer
Kenneth E. Thompson	355,000	276,646	300,000	—	15,173	(6)	946,819
Senior Vice President, General Counsel and Corporate Secretary
Richard Boehning(7)	302,308	458,546	100,000	284,068	12,044	(8)	1,156,966
Senior Vice President
Kenneth G. Geraghty(9)	78,058	241,342	—	5,485	119,738	(10)	444,623
Former Chief Financial Officer

(1)	The amounts in this column reflect the expense incurred for accounting purposes in accordance with FAS 123R for options granted in 2007 and prior years under the LTI plan. For a discussion of the assumptions used to calculate the amounts shown in this column, see note 2(j) of the notes to our audited consolidated financial statements included as part of this prospectus.

(2)	The amounts in this column are cash incentive awards under the STI plan in respect of performance for the year ended December 31, 2007.

(3)	Amount includes $15,187 for life insurance premiums, a 401(k) matching contribution of $10,125 and $55,595 for costs of personal benefits, including club memberships ($44,439) and automobile allowance.

(4)	Amount includes a 401(k) matching contribution of $11,625.

(5)	Amount includes a 401(k) matching contribution of $10,125 and $41,291 for costs of personal benefits, including commutation via commercial air carrier between the Company’s headquarters and the executive’s home, and temporary living quarters near the Company’s headquarters ($25,891). Costs of commercial air travel were determined using average rates incurred for such travel.

(6)	Amount includes a 401(k) matching contribution of $10,125.

(7)	Mr. Boehning retired from the Company on January 31, 2008.

(8)	Amount includes a 401(k) matching contribution of $10,125.

(9)	Mr. Geraghty was Chief Financial Officer until the termination of his employment effective March 8, 2007.

(10)	Includes a severance payment of $99,310 and a 401(k) matching contribution of $10,125.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to the NEOs during the Company’s fiscal year ended 2007. We generally grant options in March, based on performance for the prior year. However, due to SEC regulations, the options shown in this table as granted in 2007 (other than Mr. Anquillare’s promotion grant) related to 2006 performance, and we consider them to be part of the NEOs’ 2006 compensation.

				All Other
			Estimated	Option			Grant Date
			Future Payouts	Awards:			Fair Value of
			Under Non-Equity	Number of	Exercise or		Stock and
			Incentive Plan	Securities	Base Price	Stock	Option
			Awards	Underlying	of Option	Value on	Awards
Name	Grant Date	Approval Date	Target ($)	Options	Awards ($/Sh)	Grant Date	($)

Frank J. Coyne			2,700,000	—	—	—	—
Mark V. Anquillare	March 1, 2007	February 22, 2007	486,000	2,100	755	755	437,703
	June 30, 2007	June 18, 2007	—	300	836	836	73,443
Scott G. Stephenson	March 1, 2007	February 22, 2007	756,000	5,200	755	755	1,083,836
Kenneth E. Thompson	March 1, 2007	February 22, 2007	648,000	2,000	755	755	416,860
Richard Boehning(1)	March 1, 2007	February 22, 2007	549,000	2,200	755	755	458,546
Kenneth G. Geraghty(2)

(1)	Mr. Boehning retired from the Company on January 31, 2008.

(2)	Mr. Geraghty was Chief Financial Officer until the termination of his employment effective March 8, 2007.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the NEOs as of the end of the Company’s fiscal year ended 2007.

Option Awards(1)
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option
	Date of	Options (#)	Options (#)	Exercise	Option
Name	Option Grant	Exercisable	Unexercisable	Price ($)	Expiration Date

Frank J. Coyne	July 1, 2000	10,000	—	100	July 1, 2010
	July 1, 2000	50,000	—	110	July 1, 2010
	December 18, 2002	75,000	—	155	December 18, 2012
	June 29, 2005	30,000	20,000	420	June 29, 2015

Mark V. Anquillare	March 1, 2001	1,250	—	92	March 1, 2011
	March 1, 2002	1,750	—	108	March 1, 2012
	March 1, 2003	5,000	—	144	March 1, 2013
	March 1, 2004	3,750	1,250	231	March 1, 2014
	March 1, 2005	1,250	1,250	437	March 1, 2015
	March 1, 2006	525	1,575	565	March 1, 2016
	March 1, 2007	—	2,100	755	March 1, 2017
	June 1, 2007	—	300	836	June 1, 2017

Option Awards(1)
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option
	Date of	Options (#)	Options (#)	Exercise	Option
Name	Option Grant	Exercisable	Unexercisable	Price ($)	Expiration Date

Scott G. Stephenson	March 1, 2003	18,750	—	144	March 1, 2013
	March 1, 2004	9,750	3,250	231	March 1, 2014
	March 1, 2005	4,000	4,000	437	March 1, 2015
	March 1, 2006	1,350	4,050	565	March 1, 2016
	March 1, 2007	—	5,200	755	March 1, 2017

Kenneth E. Thompson	October 2, 2006	1,000	3,000	681	October 2, 2016
	March 1, 2007	—	2,000	755	March 1, 2017

Richard Boehning	March 1, 2003	1,250	—	144	March 1, 2013
	March 1, 2004	1,000	1,000	231	March 1, 2014
	March 1, 2005	625	1,250	437	March 1, 2015
	March 1, 2006	575	1,725	565	March 1, 2016
	March 1, 2007	—	2,200	755	March 1, 2017
Kenneth G. Geraghty		—	—

(1)	The right to exercise stock options vests ratably on the first, second, third and fourth anniversaries of the date of grant for options granted to NEOs other than Mr. Coyne. A portion of Mr. Coyne’s options with an exercise price above the grant date fair market value vested immediately.

Option Exercises and Stock Vested

The following table sets forth information concerning each exercise of stock options and stock appreciation rights for the NEOs during 2007. No stock, restricted stock or restricted stock unit awards held by any NEO vested during 2007.

Option Awards
Number of
	Shares Acquired	Value
	on Exercise	Realized on
Name	(#)	Exercise ($)

Frank J. Coyne	—	—
Mark V. Anquillare	—	—
Scott G. Stephenson	—	—
Kenneth E. Thompson	—	—
Richard Boehning	—	—
Kenneth G. Geraghty	4,850	2,172,400

Pension Plans

The following table sets forth information with respect to each plan that provides for payments or other benefits at, following, or in connection with retirement.

Employees hired prior to March 1, 2005 participate in the Pension Plan for Insurance Organizations, or PPIO, a multiple-employer pension plan in which we participate. The PPIO provides a traditional final pay formula pension benefit, payable as an annuity, to employees who were 49 years old with 15 years of service as of January 1, 2002. Effective January 1, 2002, this formula benefit was frozen for all eligible employees. Effective January 1, 2002, a cash balance pension benefit, also payable as an annuity, was established under the PPIO. Employees hired prior to January 1, 2002 receive their frozen traditional benefit as well as their cash balance benefit. Employees hired from January 1, 2002 to March 1, 2005 receive only the cash balance benefit. The Supplemental Cash Balance Plan and Supplemental Executive Retirement Plan (the “Supplemental Plan”) provide a benefit to which the participant would be entitled under the PPIO but which is subject to caps imposed by IRS regulations. Employees hired on or after March 1, 2005 are not eligible to participate in the PPIO or the Supplemental Plan.

		Number of Years	Present Value of	Payments During
		Credited Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)

Frank J. Coyne	PPIO	9	94,469	—
	Supplemental Plan	9	1,433,441	—

Mark V. Anquillare	PPIO	16	168,385	—
	Supplemental Plan	16	99,879	—

Scott G. Stephenson	PPIO	7	90,848	—
	Supplemental Plan	7	249,177	—

Kenneth E. Thompson		NA	NA	NA

Richard Boehning	PPIO	10	867,347	—
	Supplemental Plan	10	1,163,069	—

Kenneth G. Geraghty	PPIO	7	41,737	65,570
	Supplemental Plan	7	64,364	—

Nonqualified Deferred Compensation Table

The following table sets forth information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance
	Contributions	Contributions	Earnings	Withdrawals/	at end of
	in Last FY	in Last FY	in Last FY	Distributions	Last FY
Name	($)	($)	($)	($)	($)

Frank J. Coyne	—	—	—	—	—
Mark V. Anquillare	—	—	—	—	—
Scott G. Stephenson	—	—	—	—	—
Kenneth E. Thompson	—	—	—	—	—
Richard Boehning	—	—	—	—	—
Kenneth G. Geraghty	—	—	54,242	—	1,215,357

2007 Potential Payments upon Termination or Change in Control

There are no agreements or arrangements in place applicable to the NEOs relating to payments upon termination or change of control, other than severance payments upon termination (other than for cause) available to all salaried employees.

We expect that, prior to completing this offering, we will enter into an employment agreement with Frank J. Coyne that will incorporate provisions for payments to be made upon termination of his employment. Payments will be due in the event Mr. Coyne’s employment is involuntarily terminated by the Company without cause, or is voluntarily terminated by Mr. Coyne for “good reason,” which will be defined in the agreement.

We expect the agreement to provide that, upon a qualifying termination event, Mr. Coyne will be entitled to:

(i)	a pro rata STI award;

(ii)	a severance payment equal to his base salary plus target bonus amount multiplied by the lesser of (a) the number of years remaining in the term of his employment contract or (b) two;

(iii)	continuation of health benefits (at his expense) for 18 months; and

(iv)	immediate vesting of any remaining unvested options.

The amount of the pro rata bonus will be at target level if the termination of employment occurs following a change of control, and will otherwise be determined by the Compensation Committee at the end of the year based on Company performance. The severance and pro-rata bonus amounts will be payable in cash, in a lump sum. Receipt of these benefits is conditioned upon Mr. Coyne executing a general release of claims against the Company, and complying with confidentiality, non-compete and nonsolicitation agreements for a period of 24 months. If this agreement had been in place at December 31, 2007, in the event of a qualifying termination Mr. Coyne would be entitled to cash payments totaling $4,500,000.

In addition, we expect that, prior to completion of this Offering, the Company will enter into Severance Agreements with the other NEOs currently employed by the Company. These agreements will incorporate provisions for payments to be made to the NEOs upon termination of their employment. Payments will be due in the event the executive’s employment is involuntarily terminated by the Company without cause, or is voluntarily terminated by the executive for “good reason,” which will be defined in the agreements, within a two-year period following a “change of control.”

We expect these agreements to provide that, upon a qualifying termination event, a NEO (other than Mr. Coyne) will be entitled to:

(i)	a pro rata STI award;

(ii)	a severance payment equal to the executive’s base salary plus target bonus amount times two;

(iii)	continuation of health benefits (at the executives expense) for 18 months; and

(iv)	immediate vesting of any remaining unvested options.

The severance and pro rata bonus amounts will be payable in cash, in a lump sum. Receipt of these benefits is conditioned upon the executive executing a general release of claims against the Company, and complying with confidentiality, non-compete and nonsolicitation agreements for a period of 24 months. If these agreements had been in place at December 31, 2007, in the event of a qualifying termination Mr. Stephenson would be entitled to cash payments totaling $1,470,000, Mr. Anquillare would be entitled to cash payments totaling $945,000, and Mr. Thompson would be entitled to cash payments totaling $1,260,000.

Mr. Geraghty received $99,310 severance in connection with the termination if his employment on March 8, 2007. The unvested portion of LTI awards previously granted to Mr. Geraghty lapsed upon termination of his employment.

Verisk Analytics, Inc. 2008 Equity Incentive Plan

We expect to adopt the Verisk Analytics, Inc. 2008 Equity Incentive Plan, or the Incentive Plan, prior to the consummation of this offering. The Incentive Plan will replace the Insurance Services Office, Inc. 1996 Incentive Plan, or the 1996 Plan, pursuant to which LTI awards are currently granted. The purposes of the Incentive Plan will be (i) to advance the interests of the Company by attracting and retaining high caliber employees and other key individuals, (ii) to continue to align the interests of recipients of LTI awards with the interest of the Company’s stockholders by increasing the proprietary interest of such recipients in our growth and success as measured by the value of our stock and (iii) to motivate award recipients to act in the long-term best interests of our stockholders.

Shares Available.             shares of our Class A common stock may be subject to awards under the Incentive Plan, or the Plan Share Limit, subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, split-up, extraordinary dividend or distribution, spin-off, warrants or rights offering to purchase common stock at a price substantially below fair market value, or other similar event. If, with respect to any award such award is cancelled, forfeited, or terminates or expires unexercised, or if shares are tendered or withheld from an award to pay the option price or satisfy a tax withholding obligation, such shares may again be issued under the Incentive Plan.

Eligibility.  All employees eligible for LTI awards under the 1996 Plan will be eligible for awards under the Incentive Plan.

Administration.  The administration of the Incentive Plan will be overseen by the Compensation Committee. The Compensation Committee will have the authority to interpret the Incentive Plan and make all determinations necessary or desirable for the administration of the Incentive Plan. The Compensation Committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards.  Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights, or SARs, (iii) restricted stock, (iv) restricted stock units, (v) performance grants (vi) other share based award and (vii) cash. Such awards may be for partial-year, annual or multi-year periods.

Options are rights to purchase a specified number of shares of our Class A common stock at a price fixed by our Compensation Committee, but not less than fair market value of our Class A common stock on the date of grant. Options generally expire no later than 10 years after the date of grant. Options will become exercisable at such time and in such installments as our Compensation Committee will determine, and the Compensation Committee will determine the period of time, if any, after termination of employment, death, or disability during which options may be exercised.

An SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our Class A common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which the SAR is exercised. Our Compensation Committee will have the authority to determine whether the amount to be paid upon exercise of an SAR will be paid in cash, Class A common stock (including restricted stock) or a combination of cash and Class A common stock.

Restricted stock consists of shares of our Class A common stock subject to a restriction on transfer during a period of time or until performance measures are satisfied, as established by our Compensation Committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder will have all rights as a stockholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock. However, our Compensation Committee may determine that distributions with respect to shares of common stock will be deposited with the Company and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

A restricted stock unit is a right to receive a specified number of shares of our Class A common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our Compensation Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the Compensation Committee, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our Class A common stock subject to the award. Prior to the settlement of a restricted stock unit award in our Class A common stock, the award recipient will have no rights as a stockholder of our Company with respect to our Class A common stock subject to the award.

Performance grants are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our Compensation Committee. Performance periods can be partial-year, annual or multi-year periods, as determined by our Compensation Committee. Performance measures that may be used include (without limitation) one or more of the following: the attainment by a share of Class A common stock of a specified value within or for a specified period of time, earnings per share, earnings before interest expense and taxes, return to stockholders (including dividends), return on equity, earnings, revenues, cash flow or cost reduction goals, operating profit, pretax return on total capital, economic value added or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, the Company, a subsidiary, or an affiliate, or any business unit or division thereof, or may relate to results obtained relative to a specific industry or a specific index. Payment may be made in the form of cash, Class A common stock, restricted stock, restricted stock units or a combination thereof, as specified by our Compensation Committee.

Annual incentive awards are generally cash awards based on the degree to which certain of any or all of a combination of individual, team, department, division, subsidiary, group or corporate performance objectives are met or not met. Our Compensation Committee may establish the terms and provisions, including performance objectives, for any annual incentive award.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Compensation Committee may determine.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indebtedness of Directors and Management

As of the date of this offering, we do not have any loans outstanding with any director or executive officer. Prior to this offering, we loaned money to certain of our directors and employees, including certain executive officers, to enable them to exercise their options to purchase our Class A common stock. These loans were made pursuant to promissory notes and stock pledge agreements, whereby the director or employee pledged shares issued upon the exercise of the options in order to secure repayment of the loan amount. In addition to the shares pledged as collateral, the Company would have full recourse to the personal assets of the borrower in the event of default.

The loans were made in an amount equal to the purchase price of the Class A common stock and, in some cases, the amount of income tax payable upon exercise of the option. The loans had terms ranging from three to nine years and interest rates based on the Internal Revenue Service applicable federal rates. Payments of the principal and interest were deferred until the end of the loan terms.

The following table sets forth information concerning the indebtedness owed by our directors and executive officers over the previous three years. The amounts noted at each date below represent the largest aggregate amount of indebtedness outstanding at any time during that period, except that the amounts for August 12, 2008 represent the amount outstanding on that date.

	Year Ended	Year Ended	Year Ended	As of
	December 31, 2005	December 31, 2006	December 31, 2007	September 30, 2008
	(In thousands)

Frank J. Coyne	$—	$6,449	$—	$—
Scott G. Stephenson	5,003	5,160	5,323	—
Mark V. Anquillare	487	503	519	—
Carole J. Banfield	3,466	4,193	4,930	—
Vincent Cialdella	528	766	1,428	—
Kevin B. Thompson	313	—	—	—
Glen A. Dell	1,930	2,496	3,107	—
Henry J. Feinberg	1,665	1,727	1,791	—
John F. Lehman	1,930	1,991	2,054	—
Arthur J. Rothkopf	1,801	1,862	1,921	—
Barbara D. Stewart	—	438	457	—
David B. Wright	467	489	511	—
Kenneth G. Geraghty(1)	7,206	8,716	10,588	—

(1)	Mr. Geraghty was Chief Financial Officer of the Company until termination of his employment effective March 8, 2007.

Since January 1, 2005, certain of our loans outstanding with our directors and executive officers have been repaid. On January 20, 2005, January 2, 2007 and April 2, 2007, Frank J. Coyne repaid loans in the amounts of $7.7 million, $3.8 million and $2.5 million, plus interest of $0.4 million $0.2 million and 0.1 million, respectively. On April 4, 2008, Henry J. Feinberg repaid a loan in the amount of $1.5 million, plus interest of $0.3 million. On April 15, 2005 and April 26, 2006, Kevin B. Thompson repaid loans in the amounts of $0.4 million and $0.3 million, plus interest of $33 thousand and $13 thousand, respectively. On January 2, 2008, Kenneth G. Geraghty repaid loans in the amounts of $9.6 million, plus interest of $1.0 million.

Share Repurchases

Pursuant to the terms of the 1996 Plan, holders of our Class A common stock, including directors and executive officers, had a right to require us to repurchase their shares at the then-current value on the date of repurchase. This right terminates upon completion of this offering. Since January 1, 2005, we have repurchased 270,955 shares of Class A common stock from our ESOP for an aggregate amount of $169 million. As specified in the 1996 Plan, the price per share paid for such repurchases, which ranged from $417 to $867 per share, was equal to the value of our Class A common stock as most recently established prior to the date of each repurchase pursuant to our ESOP. Since January 1, 2005, we have repurchased Class A common stock from our directors, executive officers and holders of greater than five percent of our Class A common stock for the following aggregate amounts:

	Year Ended	Year Ended	Year Ended	Six Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	June 30, 2008
	(In thousands)

Frank J. Coyne	$70,262	$26,931	$16,436	$—
Carole J. Banfield	3,838	2,511	8,060	5,447
Vincent Cialdella	55	838	413	15
Kevin B. Thompson	546	1,971	2,525	—
Glen A. Dell	1,374	594	612	—
Henry J. Feinberg	—	—	—	13,417
Kenneth G. Geraghty(1)	417	—	916	62,993
Fred R. Marcon(2)	1,086	10,438	6,019	83,256

(1)	Mr. Geraghty was our Chief Financial Officer until termination of his employment effective March 8, 2007.

(2)	Mr. Marcon was our Chairman and Chief Executive Officer and was the beneficial owner of greater that 5% of our Class A common stock

We have also, from time to time, repurchased shares of our Class B common stock. Since January 1, 2005, we have not repurchased any Class B common stock from any stockholder that owns greater than five percent of our Class B common stock.

Customer Relationships

The stockholders who own greater than five percent of our Class B common stock purchase solutions from both our Risk Assessment and Decision Analytics segments. They purchase our solutions in the ordinary course of business pursuant to agreements on terms substantially similar and not more favorable to those in our agreements with other customers purchasing the same solutions. The agreements provide them with a non-exclusive non-transferable license to use our solutions and are in effect until the customer chooses to discontinue the use our solutions. Our customers provide us with data in connection with some of the solutions they purchase from us. Stockholders who own greater than five percent of our Class B common stock provide us with data in connection with those solutions on terms substantially similar and not more favorable to those under which our other customers supply us similar data.

We received fees from the Hartford Financial Services Group, Inc. of $15.1 million, $16.0 million and $16.4 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $6.9 million for the six months ended June 30, 2008. We received fees from The Travelers Companies, Inc. of $27.3 million, $29.3 million and $31.0 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $15.4 million for the six months ended June 30, 2008. Samuel G. Liss, one of our Class B directors, is Executive Vice President of Strategic Development and Executive Vice President of Financial, Professional and International Insurance at The Travelers Companies. We received fees from CNA Financial Corporation of $10.7 million, $9.7 million and $9.3 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $5.2 million for the six months ended June 30, 2008. Stephen W. Lilienthal, one of our

Class B directors, is Chairman of the Board and Chief Executive Officer of CNA Financial Corporation. We received fees from American Financial Group, Inc. of $3.9 million, $4.3 million and $4.5 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $2.8 million for the six months ended June 30, 2008. We received fees from American International Group, Inc. of $16.9 million, $18.9 million and $16.7 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $9.1 million for the six months ended June 30, 2008. We received fees from ACE Group Holdings, Inc. of $5.4 million, $5.6 million and $6.4 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $3.7 million for the six months ended June 30, 2008.

We also purchase insurance coverage in the ordinary course of business from certain of our stockholders who own greater than five percent of our Class B common stock. We paid insurance coverage premiums to CNA Financial Corporation of $0.3 million and $0.3 million for the years ended December 31, 2006 and 2007, respectively, and $0.1 million for the six months ended June 30, 2008. We paid insurance coverage premiums to American International Group, Inc. of $1.5 million and $0.5 million for the years ended December 31, 2005 and 2007, respectively, and $0.3 million for the six months ended June 30, 2008. We paid insurance coverage premiums to ACE Group Holdings, Inc. of $0.3 million for the year ended December 31, 2005.

Letter Agreements

We have entered into letter agreements with each of our directors and executive officers whereby they have agreed that 50% of their Class A common stock (minus any shares sold in this offering) not previously sold in a registered public offering may not be sold until 18 months after the closing of this offering and the remaining percentage of their shares not previously sold in a registered public offering may not be sold until 30 months after the closing of this offering. In addition, our directors and executive officers have agreed that during the time periods described above, they will not execute any hedging agreement or swap or any other arrangement that transfers or disposes of, directly or indirectly, any of their shares or any securities convertible into or exercisable or exchangeable for such stock or any of the economic consequences of ownership of their shares, whether settled in cash or stock. Any of our directors or executive officers having reached the age of 70 will no longer be restricted from selling their shares pursuant to such letter agreements.

Family Relationships

We employ Michael Coyne as President of our Urix subsidiary. From March 27, 2006 to March 9, 2008 we employed Mr. Coyne as chief operating officer of DXCG, Inc., a predecessor to Urix. Mr. Coyne received salary and bonus of $137,923, $172,877 and $226,615 in the aggregate for each of the years ended December 31, 2005, 2006 and 2007, respectively, and received options to purchase 760 shares of our Class A common stock in 2007. Mr. Coyne is the son of Frank J. Coyne, our Chairman of the Board of Directors, President and Chief Executive Officer. We believe that the compensation paid to Mr. Coyne was comparable with compensation paid to other employees with similar levels of responsibility and years of service.

We employ Christine Pia as Associate Counsel in our Law Department. Ms. Pia received salary of $55,288 and $146,535 for the five months ended December 31, 2006 and the year ended December 2007, respectively. Ms. Pia is the daughter of Frank J. Coyne, our Chairman of the Board of Directors, President and Chief Executive Officer. We believe that the compensation paid to Ms. Pia was comparable with compensation paid to other employees with similar levels of responsibility and years of service.

ESOP

We established an ESOP funded with intercompany debt that includes 401(k), ESOP and profit sharing components to provide employees with equity participation. The ESOP owns greater than five percent of our Class A common stock. We make quarterly cash contributions to the plan equal to the debt service requirements. As the debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participant eligible compensation. The amount of our ESOP costs recognized for the years ended December 31, 2005, 2006 and 2007 were $13.6 million, $18.5 million and $5.2 million, respectively, and for the six months ended June 30, 2008 was $11.6 million.

Voting rights with respect to shares of our Class A common stock owned by the ESOP are exercised by the trustee of the ESOP. Prior to the completion of this offering, in the case of a corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or sale of substantially all assets, the trustee was required to vote shares allocated to an ESOP participant’s account as directed by the ESOP participant. For shares of stock not allocated to a participant’s account, and for all other corporate matters, the shares were voted in accordance with the discretion of the trustee. Upon completion of this offering, the trustee will vote shares allocated to an ESOP participants’ account as directed by the ESOP participant for all matters submitted to a vote of our Class A stockholders. Shares of stock not allocated to a participant’s account will continue to be voted in accordance with the discretion of the trustee.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons. Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the corporate secretary any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The corporate secretary will then promptly communicate that information to the board of directors or the designated board committee. No related person transaction will be consummated without the approval or ratification of the board of directors or any committee of the board of directors consisting exclusively of disinterested directors. The board of directors has initially designated the Nominating and Corporate Governance Committee to approve any related person transaction. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of          , 2008, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	each of the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Shares Being Offered.”

In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of          , 2008. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on           shares of Class A common stock and shares of Class B common stock outstanding as of          , 2008. Unless otherwise indicated, the address for each listed stockholder is: c/o Verisk Analytics, Inc., 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Shares Beneficially
Owned After the Offering(1)
	Class of our	Shares Beneficially Owned Before		Number	Common Stock
Name and Address of	Common	the Offering		of Shares	Beneficially
Beneficial Owner	Stock	Number	Percent	Being Offered	Owned	Percent

Principal Stockholders:
Employee Stock Ownership Plan
The Hartford Financial Services Group, Inc.
The Travelers Companies, Inc.
CNA Financial Corporation
American Financial Group, Inc.
American International Group, Inc.
ACE Group Holdings, Inc.
Directors and Executive Officers:
Frank J. Coyne
Scott G. Stephenson
Mark V. Anquillare
Kenneth E. Thompson
Carole J. Banfield
Vincent Cialdella
Kevin B. Thompson
J. Hyatt Brown
Glen A. Dell
Henry J. Feinberg
Christopher M. Foskett

Shares Beneficially
Owned After the Offering(1)
	Class of our	Shares Beneficially Owned Before		Number	Common Stock
Name and Address of	Common	the Offering		of Shares	Beneficially
Beneficial Owner	Stock	Number	Percent	Being Offered	Owned	Percent

Constantine P. Iordanou
John F. Lehman, Jr.
Stephen W. Lilienthal
Samuel G. Liss
Andrew G. Mills
Arthur J. Rothkopf
Barbara D. Stewart
David B. Wright
All 19 directors and executive officers as a group

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

Following this offering, our authorized capital stock will consist of 1,200,000,000 shares of Class A common stock, par value $0.001 per share, 800,000,000 shares of Class B common stock, par value $0.001 per share, sub-divided into the following two series of Class B common stock: (1) 400,000,000 shares of Class B (Series 1) common stock and (2) 400,000,000 shares of Class B (Series 2) common stock, and 80,000,000 shares of preferred stock, par value $0.001 per share.

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and the descriptions are qualified by reference to those documents. Please refer to the more detailed provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the Securities and Exchange Commission as exhibits to our registration statement and applicable law.

Common Stock

Voting Rights

Holders of our common stock have the sole right and power to vote on all matters on which a vote of stockholders is to be taken, except as provided by statute or resolution of our board of directors in connection with the issuance of preferred stock in accordance with our Amended and Restated Certificate of Incorporation. The holders of Class A common stock and Class B common stock generally have identical rights, except that only holders of Class A common stock are entitled to vote on the election of Class A directors and only holders of Class B common stock are entitled to vote on the election of Class B directors.

From the consummation of this offering of our Class A common stock until the earlier of (a) the 30-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, the amendment of certain of the provisions in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the votes cast thereon by the outstanding shares of each of the Class A common stock and the Class B common stock, voting separately as a class. These provisions include certain of the limitations described below under “— Dividend Rights,” “— Liquidation Rights,” “— Transfer Restrictions,” “— Conversion,” “— Beneficial Ownership Limitations” and “Anti-Takeover Effects of Delaware Law — Staggered Boards.” From and after the earlier of the events described above, the amendment of the provisions described below under “— Beneficial Ownership Limitations” in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the voting power of the outstanding shares of common stock.

Dividend Rights

Our Class A common stock and Class B common stock will share equally (on a per share basis) in any dividend declared by our board of directors, subject to any preferential or other rights of any outstanding preferred stock and to the distinction that any stock dividends will be paid in shares of Class A common stock to the holders of our Class A common stock and in shares of Class B common stock to the holders of our Class B common stock.

Liquidation Rights

Upon liquidation, dissolution or winding up, our Class A common stock and Class B common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

Transfer Restrictions

Shares of our Class B (Series 1) common stock are not transferable until 18 months after the date of this prospectus. Shares of our Class B (Series 2) common stock are not transferable until 30 months after the date of this prospectus. Upon the consummation of this offering, the above described limitations on transfer are, however, subject to the following exceptions:

•	any transfer to us by any person or entity;

•	any transfer of any shares of Class B common stock of either series to any other holder of Class B common stock or its affiliate;

•	any transfer of any shares of Class B common stock of any applicable series to an affiliate of such holder; and

•	any transfer by a holder of Class B common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions.

Our board of directors may approve exceptions to the limitation on transfers of our Class B common stock in their sole discretion, in connection with the sale of such Class B common stock in a public offering registered with the Securities and Exchange Commission or in such other limited circumstances as our board of directors may determine. Any Class B common stock sold to the public will first be converted to Class A common stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B (Series 1) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 18 months after the date of this prospectus. Each share of Class B (Series 2) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock 30 months after the date of this prospectus. The conversion rate applicable to any conversion of shares of our Class B common stock shall always be one-to-one (i.e., one share of Class B common stock will, upon transfer, be converted into one share of Class A common stock).

Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

No conversions of shares of Class B common stock will be effected prior to the expiration of the transfer restrictions described under “— Transfer Restrictions,” although our board of directors may make exceptions to such transfer restrictions.

Beneficial Ownership Limitations

Our amended and restated certificate of incorporation will prohibit any insurance company from beneficially owning more than ten percent of the aggregate outstanding shares of our common stock. If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void. In this context an insurance company means any insurance company whose primary activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies or any other entity controlling, controlled by or under common ownership, management or control with such insurer or reinsurer

Preferred Stock

The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer the our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Advance Notice of Proposals and Nominations

Our bylaws establish advance notice procedures with regard to stockholders’ proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of its stockholders. These procedures provide that notice of such stockholders’ proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Limits on Written Consents

Our amended and restated certificate of incorporation prohibits stockholder action by written consent.

Limits on Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our board of directors, the chairman of the board, the Chief Executive Officer, the President or our Secretary.

Staggered Boards

Our board of directors is divided into three classes serving staggered terms. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation. From the date of this prospectus until the earlier of (a) the 30-month anniversary of the date of this prospectus or (b) the date on which there are no shares of Class B common stock issued and outstanding, our board of directors will consist of between 11 and 13 directors, and will be comprised as follows:

•	between eight to ten Class A directors; and

•	three Class B directors.

Vacancies on our board of directors among the Class A directors will be filled by a majority of the remaining Class A directors and vacancies among the Class B directors will be filled by a majority of the remaining Class B directors.

From and after the earlier of the events described above, there will no longer be Class B directors, and each director will be elected for a three-year term by the holders of a plurality of the votes cast by the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the election of the directors.

Listing

We expect to list our Class A common stock on the New York Stock Exchange under the symbol “          .”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, or other disposition of common stock.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances or to non U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, partnership and other pass-through entities, stockholders or beneficiaries of non-U.S. holders, broker-dealers, persons subject to the alternative minimum tax, persons that receive the common stock of the Company as compensation, or persons that hold the common stock of the Company as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment. Furthermore, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. To the extent the distributions exceed the current and accumulated earnings and profits of the Company, such distributions will constitute a return of capital and will first reduce a holder’s adjusted tax basis in its common stock and, thereafter, will be treated as capital gain. Distributions that constitute dividends for U.S. federal income tax purposes that are paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Effectively connected dividends, net of certain deductions and credits, will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate provided by any applicable income tax treaty).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income treaty providing otherwise, or

•	the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. This information also may be made available to the tax authorities in the non-U.S. holder’s country of residence. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty generally should also satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-United States Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of Class A common stock outstanding, assuming no exercise of any options and warrants outstanding as of          , 2008, and shares of Class B common stock outstanding. Of these shares,           shares of Class A common stock, (or           shares of Class A common stock if the underwriters exercise their over-allotment option in full), sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of Class A common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

In addition, immediately following this offering, our existing stockholders will hold           shares of our Class B (series 1) common stock (or           shares if the underwriters exercise their over-allotment option in full), each of which will, on the 18-month anniversary of the date of this prospectus, be automatically converted for shares of our Class A common stock on a one-for-one basis. Also, immediately following this offering, our existing stockholders will hold           shares of our Class B (series 2) common stock (or           shares if the underwriters exercise their over-allotment option in full), each of which will, on the 30-month anniversary of the date of this prospectus, be automatically converted for shares of our Class A common stock on a one-for-one basis. Any shares of Class A common stock issuable upon conversion of such shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares of Class A Common Stock	Date

On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of          , 2008, options to purchase a total of           shares of Class A common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional          shares of Class A common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2008 Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders, who hold an aggregate of approximately           shares of our Class A common stock and           shares of our Class B common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated. We have also agreed not to waive the provision of our certificate of incorporation relating to restrictions on transfer for a period of 180 days from the date of this prospectus without first obtaining the written consent of the representatives.

Of the shares to be released,           shares will be eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated may in their sole discretion choose to release any or all of these shares from these restrictions prior to the 180-day period.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Under the terms and subject to the conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares indicated below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Total

The underwriters have agreed to purchase all of the shares of Class A common stock if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if transferred to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities to the extent set forth in the underwriting agreement.

Over-allotment Option

Some of the selling stockholders have granted the underwriters options to purchase up to           additional shares of our Class A common stock, at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares from the selling stockholders proportionate to that underwriter’s initial amount reflected in the above table.

Commissions and Discounts

The underwriters propose to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the per share initial public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Our expenses related to the offering, not including the underwriting discount, are estimated to be $     .

Lock-up Agreements

We and substantially all our stockholders have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Class A common stock or securities convertible or exchangeable into our Class A common stock for at least 180 days after the date of this prospectus without first obtaining the written consent of the representatives. We have also agreed not to waive the provision of our certificate of incorporation relating to restrictions on transfer for a period of 180 days from the date of this prospectus.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event, unless such extension is waived by the representatives.

These lockup agreements also apply to Class A common stock or securities convertible or exchangeable into our Class A common stock or securities convertible or exchangeable into our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “          .”

Offering Price Determination

Before the offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us, the representatives of the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will be:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable with us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business; and

•	the factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

Discretionary Sales

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may elect to reduce any short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may sell more shares than could be covered by exercising all of the over-allotment option, in which case they would have to cover these sales through open market purchases. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase our Class A common stock in the open market to reduce the underwriters’ short position or to stabilize the price of such Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus Delivery

In connection with this offering, prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online. Depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than this prospectus in electronic format, the information concerning any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of this prospectus or the registration statement, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter. Investors should not rely on such information.

Other Relationships

Each of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and they will in the future receive, customary fees and commissions for these transactions.

Sales in Other Jurisdictions

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior content of the manager for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and (ii) the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in such Relevant Member State.

We have been advised by the underwriters that:

•	they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by them in relation to our common stock in, from or otherwise involving the United Kingdom; they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by them in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	they and each of their affiliates have not (i) offered or sold and will not offer or sell in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in their possession for the purposes of issue, and will not issue or have in their possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of common stock offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is representing the underwriters.

EXPERTS

The consolidated financial statements of Insurance Services Office, Inc. as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs referring to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R)). Such financial statements and financial statement schedule have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Verisk Analytics, Inc. as of June 30, 2008 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Xactware, Inc. at December 31, 2005 and 2004, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, please refer to the copy of such document, as each statement is qualified in all respects by such reference. You may read and copy the registration statement, including the exhibits and schedules at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an internet site at www.verisk.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement.

VERISK ANALYTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Insurance Services Office, Inc. Condensed Consolidated Financial Statements as of June 30, 2008 and for the Six Months Ended June 30, 2007 and 2008 (unaudited)
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Changes in Stockholders’ Deficit	F-4
Condensed Consolidated Statements of Cash Flows	F-5
Notes to Condensed Consolidated Financial Statements	F-7
Verisk Analytics, Inc. Financial Statement as of June 30, 2008
Report of Independent Registered Public Accounting Firm	F-28
Balance Sheet as of June 30, 2008	F-29
Notes to Financial Statement	F-30
Insurance Services Office, Inc. Consolidated Financial Statements as of December 31, 2006 and 2007 and for the Years Ended December 31, 2005, 2006 and 2007
Report of Independent Registered Public Accounting Firm	F-31
Consolidated Balance Sheets	F-32
Consolidated Statements of Operations	F-33
Consolidated Statements of Changes in Stockholders’ Deficit	F-34
Consolidated Statements of Cash Flows	F-35
Notes to Consolidated Financial Statements	F-37
Xactware Consolidated Financial Statements as of June 30, 2006 and for the Six Months Ended June 30, 2005 and 2006 (unaudited)
Consolidated Balance Sheets	F-83
Consolidated Statements of Income	F-84
Consolidated Statements of Cash Flows	F-85
Notes to Consolidated Financial Statements	F-86
Xactware Consolidated Financial Statements as of December 31, 2005 and for the Years Ended December 31, 2005 and 2004
Report of Independent Auditors	F-91
Consolidated Balance Sheets	F-92
Consolidated Statements of Income	F-93
Consolidated Statements of Stockholders’ Equity	F-94
Consolidated Statements of Cash Flows	F-95
Notes to Consolidated Financial Statements	F-96

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2007 and June 30, 2008

		June 30,
	December 31,	2008
	2007	unaudited
	(In thousands, except for share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$24,049	$50,835
Available-for-sale securities	28,350	6,434
Accounts receivable, net (including amounts from related parties of $949 and $2,452, respectively)	86,488	90,364
Notes receivable from stockholders	347	9,879
Prepaid expenses	7,609	14,751
Deferred income taxes	22,654	22,654
Federal and state taxes receivable	3,003	14,148
Other current assets	8,525	15,556

Total current assets	181,025	224,621
Noncurrent assets:
Fixed assets, net	85,436	88,190
Intangible assets, net	141,160	119,214
Goodwill	339,891	362,354
Notes receivable from stockholders	12,356	—
Deferred income taxes	55,679	69,820
Other assets	12,936	2,640

Total assets	$828,483	$866,839

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$78,234	$65,259
Acquisition related liabilities	100,300	11,850
Short-term debt	35,171	190,192
Pension and postretirement benefits, current	4,636	4,733
Fees received in advance (including amounts from related parties of $5,817 and $10,821, respectively)	127,907	177,058

Total current liabilities	346,248	449,092
Noncurrent liabilities:
Long-term debt	403,159	451,990
Pension benefits	17,637	51,556
Postretirement benefits	23,894	23,044
Other liabilities	62,085	63,817

Total liabilities	853,023	1,039,499
Redeemable common stock:
Class A redeemable common stock, stated at redemption value, $.01 par value; 6,700,000 shares authorized; 2,922,253 and 2,999,939 shares issued and 1,163,066 and 946,518 outstanding as of December 31, 2007 and June 30, 2008, respectively	1,217,942	1,058,631
Class A unearned KSOP shares	(4,129)	(3,751)
Notes receivable from stockholders	(42,625)	(48,593)

Total redeemable common stock	1,171,188	1,006,287
Commitments and contingencies
Stockholders’ deficit :
Class B common stock, $.01 par value; 20,000,000 shares authorized; 10,004,500 shares issued and 2,873,412 and 2,863,742 outstanding as of December 31, 2007 and June 30, 2008, respectively	100	100
Accumulated other comprehensive loss	(8,699)	(29,915)
Accumulated deficit	(508,136)	(465,138)
Class B common stock, treasury stock, 7,131,088 and 7,140,758 shares in 2007 and 2008, respectively	(678,993)	(683,994)

Total stockholders’ deficit	(1,195,728)	(1,178,947)

Total liabilities and stockholders’ deficit	$828,483	$866,839

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Six Months Ended June 30, 2007 and 2008

	June 30,	June 30,
	2007	2008
	(In thousands, except for share and per share data)

Revenues (including revenues from related parties of $43,156 and $43,189 for 2007 and 2008, respectively)	$399,988	$437,690
Expenses:
Cost of revenues (exclusive of items shown separately below)	176,502	190,678
Selling, general and administrative	55,600	59,028
Depreciation and amortization of fixed assets	15,498	16,424
Amortization of intangible assets	17,240	14,937

Total expenses	264,840	281,067

Operating income	135,148	156,623
Other income/(expense):
Investment income	4,392	1,617
Realized gains/(losses) on securities, net	592	(1,286)
Interest expense	(11,474)	(14,173)
Other expense	(21)	(14)

Total other expense, net	(6,511)	(13,856)

Income from continuing operations before income taxes	128,637	142,767
Provision for income taxes	(52,432)	(61,818)

Income from continuing operations	76,205	80,949

Loss from discontinued operations, net of tax benefit of $423 in 2007	(1,302)	—

Net income	$74,903	$80,949

Basic income/(loss) per share of Class A and Class B:
Income from continuing operations	$18.69	$21.73
Loss from discontinued operations	(0.32)	—

Net income per share	$18.37	$21.73

Diluted income/(loss) per share of Class A and Class B:
Income from continuing operations	$17.97	$20.87
Loss from discontinued operations	(0.31)	—

Net income per share	$17.66	$20.87

Weighted average shares outstanding:
Basic	4,077,259	3,724,876

Diluted	4,240,053	3,877,906

Pro forma basic income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations
Loss from discontinued operations

Pro forma net income per share

Pro forma diluted income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations
Loss from discontinued operations

Pro forma net income per share

Weighted average shares used in pro forma per share amounts:
Basic

Diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)
For the Year Ended December 31, 2007 and the Six Months Ended June 30, 2008

		Accumulated
		Other				Total
	Accumulated	Comprehensive	Class B Common Stock		Treasury	Stockholders’
	Deficit	Loss	Shares	Par Value	Stock	Deficit
	(In thousands, except for share data)

Balance, January 1, 2007	$(457,557)	$(16,017)	10,004,500	$100	$(642,883)	$(1,116,357)
Comprehensive income:
Net income	150,374	—	—	—	—	150,374
Other comprehensive gains	—	7,318	—	—	—	7,318

Comprehensive income	—	—	—	—	—	157,692
Treasury stock acquired — Class B common stock	—	—	—	—	(36,110)	(36,110)
Stock options exercised for 72,083 shares (including tax benefit of $12,798)	(36,655)	—	—	—	—	(36,655)
Cumulative effect adjustment to adopt FIN No. 48	(10,338)	—	—	—	—	(10,338)
Increase in redemption value of Class A common stock	(153,960)	—	—	—	—	(153,960)

Balance, December 31, 2007	$(508,136)	$(8,699)	10,004,500	$100	$(678,993)	$(1,195,728)

Comprehensive income:
Net income	80,949	—	—	—	—	80,949
Other comprehensive losses	—	(21,216)	—	—	—	(21,216)

Comprehensive income	—	—	—	—	—	59,733
Treasury stock acquired — Class B common stock	—	—	—	—	(5,001)	(5,001)
Stock options exercised for 77,686 shares (including tax benefit of $17,032)	(10,660)	—	—	—	—	(10,660)
Decrease in redemption value of Class A common stock	(27,291)	—	—	—	—	(27,291)

Balance, June 30, 2008	$(465,138)	$(29,915)	10,004,500	$100	$(683,994)	$(1,178,947)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended June 30, 2007 and 2008

	June 30,	June 30,
	2007	2008
	(In thousands)

Cash flows from operating activities:
Net income	$74,903	$80,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	15,546	16,424
Amortization of intangible assets	17,240	14,937
Allowance for doubtful accounts	1,006	1,093
KSOP compensation expense	10,899	11,564
Acquisition related compensation expense	2,426	550
Stock-based compensation	3,756	4,621
Non-cash charges associated with other employee compensation plans	1,387	2,327
Accrued interest on notes receivable from stockholders	(1,129)	(980)
Non-cash charges associated with the valuation of covered call options	291	—
Realized (gains)/losses on securities	(592)	1,286
Other operating	—	30
Loss on disposal of fixed assets	1,416	—
Excess tax benefits from stock options exercised	(12,428)	(17,032)
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	(4,170)	(4,937)
Federal and state taxes receivable	6,294	5,352
Prepaid expenses and other assets	(5,182)	(4,426)
Accounts payable and accrued liabilities	(15,888)	(16,088)
Acquisition related liabilities	(14,007)	(2,200)
Fees received in advance	34,777	49,151
Other liabilities	591	(692)

Net cash provided by operating activities	117,136	141,929

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (UNAUDITED)
For the Six Months Ended June 30, 2007 and 2008

	June 30, 2007	June 30, 2008
	(In thousands)

Cash flows from investing activities:
Acquisitions	(713)	(41)
Earnout payments	(2,590)	(98,100)
Proceeds from release of contingent escrows	86	549
Acquisition related escrow distributions	—	(3,320)
Purchases of available-for-sale securities	(41,571)	(78)
Proceeds from sales of available-for-sale securities	20,016	21,457
Purchases of fixed assets	(23,050)	(17,810)
Proceeds from repayment of notes receivable from stockholders	37	184
Issuance of notes receivable from stockholders	(1,618)	(1,243)

Net cash used in investing activities	(49,403)	(98,402)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	150,000
Proceeds from issuance of short-term debt	55,000	70,000
Redemption of Class A common stock	(89,900)	(232,144)
Repurchase of Class B common stock	(2,506)	(5,001)
Repayment of short-term debt	(102,564)	(17,587)
Excess tax benefits from stock options exercised	12,428	17,032
Proceeds from exercises of stock options	348	941

Net cash used in financing activities	(127,194)	(16,759)

Effect of exchange rate changes	135	18

(Decrease)/increase in cash and cash equivalents	(59,326)	26,786
Cash and cash equivalents, beginning of period	99,152	24,049

Cash and cash equivalents, end of period	$39,826	$50,835

Supplemental disclosures:
Taxes paid	$45,715	$55,127
Interest paid	$11,634	$12,609
Non-cash investing and financing activities:
Loans made to directors and officers in connection with the exercise of stock options	$13,190	$20,148

Redemption of Class A common stock used to repay notes receivable from stockholders	$20,874	$18,663

Redemption of Class A common stock used to fund the exercise of stock options	$2,752	$2,827

KSOP stock redemption funded in the prior year	$2,643	$—

Purchase of fixed assets funded through capital lease	$566	$1,368

Accrual of acquisition related liabilities	$49,293	$11,300

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization:

Insurance Services Office, Inc. and its consolidated subsidiaries (the “Company”) enable risk-bearing businesses to better understand and manage their risks. The Company provides its customers proprietary data that, combined with analytic methods, creates embedded decision support solutions. The Company is one of the largest aggregators and providers of data pertaining to U.S. property and casualty (“P&C”) or P&C insurance risks. The Company offers solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance. The Company provides solutions, including data, statistical models or tailored analytics, all designed to allow clients to make more logical decisions.

The Company was formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, the Company has broadened its data assets, entered new markets, placed a greater emphasis on analytics, and pursued strategic acquisitions.

On June 27, 2008, the Company’s stockholders approved certain corporate governance changes necessary to allow the Company to proceed with a proposed initial public offering (“IPO”). Immediately prior to the completion of the proposed IPO, the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of the Company will be exchanged by the current stockholders for the common stock of Verisk Analytics, Inc. (“Verisk”) on a one-for-one basis. Verisk, formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc.

All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to Verisk, without modification to the terms of the options other than such options will be exercisable for Class A common stock of Verisk. Class A common stock of Verisk will not be redeemable by the holder and only Class A common stock will be offered to the public.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-1 common stock and the remaining 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-2 common stock. Each share of Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 30 months after the date of the IPO. In conjunction with the IPO, Verisk plans to effect a stock split of both classes of common stock. The strike price of stock options will be adjusted based on the effect of the stock split.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include acquisition purchase price allocations, the fair value of goodwill, the realization of deferred tax assets, acquisition related liabilities, fair value of stock based compensation, liabilities for pension and postretirement benefits, fair value of the Company’s common stock, and the estimate for the allowance for doubtful accounts. Actual results may ultimately differ from those estimates.

The condensed consolidated financial statements as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 in the opinion of management, include all adjustments, consisting only of normal

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

recurring accruals, to present fairly the Company’s financial position, results of operations and cash flows. The operating results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year. The financial statements and related notes for the six months ended June 30, 2008 have been prepared on the same basis as and should be read in conjunction with the consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission. The Company believes the disclosures made are adequate to keep the information presented from being misleading.

Recent Accounting Pronouncements

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, (“EITF No. 06-11”), that an entity should recognize a realized tax benefit associated with dividends on affected securities charged to retained earnings as an increase in Additional Paid in Capital (“APIC”). The amount recognized in APIC should be included in the APIC pool. When an entity’s estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the statement of operations. The amount reclassified is limited to the APIC pool balance on the reclassification date. EITF No. 06-11 applies prospectively to the income tax benefits of dividends declared on affected securities. The adoption of EITF No. 06-11, effective January 1, 2008, did not have an impact on the financial statements as the Company does not currently pay dividends on its common stock.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS No. 141(R)”). FAS No. 141(R) replaces FAS No. 141, Business Combinations (“FAS No. 141”). FAS No. 141(R) primarily requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. This replaces FAS No. 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Generally, FAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for tax provisions which apply to business combinations regardless of acquisition date. The majority of the impact of adopting FAS No. 141(R) will be dependent on the business combinations that the Company may pursue and complete after its effective date. The Company is currently evaluating any impact related to the accounting for tax contingencies for business combinations completed prior to the effective date and the related impact on the consolidated financial statements.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, (“FAS No. 160”). FAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. FAS No. 160 is effective for the Company on January 1, 2009 except the presentation and disclosure requirements, which are required to be applied retrospectively for all periods presented. Earlier adoption of FAS No. 160 is prohibited. The Company is currently evaluating the impact that the adoption of FAS No. 160 will have on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS No. 157-2”), which delays the effective date of FAS No. 157, Fair Value

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Instruments, for non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Non-financial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities. The Company is currently assessing the impact the adoption of FSP FAS No. 157-2 for non-recurring non-financial assets and liabilities will have, if any, on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FAS No. 133 (“FAS No. 161”). FAS No. 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding their impact on financial position, financial performance, and cash flows. To achieve this increased transparency, FAS No. 161 requires the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; the disclosure of derivative features that are credit risk-related; and cross-referencing within the footnotes. FAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently assessing the impact the adoption of FAS No. 161 will have, if any, on its consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets (“FAS No. 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), and other U.S. GAAP. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is evaluating the potential impact, if any, the adoption of FSP No. 142-3 will have on its consolidated financial statements.

3.	Concentration of Credit Risk:

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, available-for-sale securities and accounts receivable, which are generally not collateralized. The Company maintains its cash and cash equivalents with higher credit quality financial institutions in order to limit the amount of credit exposure. The total cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) to a maximum amount of $100 per bank. At June 30, 2008, the Company had cash balances on deposit with five banks that exceeded the balance insured by the FDIC limit by approximately $38,764. At June 30, 2008 the Company also had cash on deposit with foreign banks of approximately $11,592.

The Company considers the concentration of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. The Company’s top fifty customers for the six months ended June 30, 2007 and June 30, 2008, represent approximately 45% and 43% of revenue, respectively, with no individual customer accounting for more than 4% of revenue during the six month periods ended June 30, 2007 and 2008. No individual customer comprised more than 10% of accounts receivable as of December 31, 2007 and June 30, 2008.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

4.	Accounts Receivables:

Accounts receivables consist of the following:

	December 31,	June 30,
	2007	2008

Billed receivables	$88,370	$93,977
Unbilled receivables	6,365	3,808

Total receivables	94,735	97,785
Less allowance for doubtful accounts	(8,247)	(7,421)

Accounts receivable, net	$86,488	$90,364

5.	Notes Receivable from Stockholders:

Notes receivable from stockholders consists of recourse loans issued by the Company to directors and senior management in connection with exercising stock options. These loans for the exercise price are classified as a component of “Redeemable common stock” on the accompanying condensed consolidated balance sheets. These loans may also include loans for the tax liability and accrued interest incurred in connection with exercising stock options and these loans are included in “Notes receivable from stockholders” as a component of total assets on the accompanying condensed consolidated balance sheets. As of December 31, 2007 and June 30, 2008 approximately $55,328 and $58,472, respectively, of notes receivable from stockholders were outstanding. These notes were issued at rates approximating market rates of interest. Payments of principal and interest related to the notes are generally deferred until the end of the loan terms, which range from three to nine years. Interest income on notes receivable from stockholders was $1,129 and $980 during the six months ended June 30, 2007 and 2008, respectively. At December 31, 2007 and June 30, 2008, $2,776 and $2,872, respectively, of notes receivable from stockholders had maturities of one year or less. As of June 30, 2008 the Company reclassified an additional $8,582 of notes receivable from stockholders from long-term to current as the loan program was terminated and the outstanding loans repaid in August 2008, with the exception of $722.

6.	Investments:

The following is a summary of available-for-sale securities:

		Gross	Gross
		Unrealized	Unrealized
December 31, 2007	Cost	Gains	Losses	Fair Value

Registered investment companies	$29,036	$—	$(686)	$28,350

		Gross	Gross
		Unrealized	Unrealized
June 30, 2008	Cost	Gains	Losses	Fair Value

Registered investment companies	$6,370	$64	$—	$6,434

Proceeds from sales of investments were $20,016 and $21,457 for the six month periods ended June 30, 2007 and 2008, respectively. Realized gains and losses on registered investment companies for the six month periods ended June 30, 2007 and 2008 were $592 and ($1,286), respectively.

Investment income during the six months ended June 30, 2007 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $2,850, $1,129 and $164, respectively. Investment income during the six months ended

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

June 30, 2008 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $494, $980, and $143, respectively.

From time to time, the Company has entered into certain derivative transactions involving covered call options on underlying investments held by the Company. As of June 30, 2007, the fair value of the derivative liability associated with the covered call options was $291, which was recognized as a reduction to “Investment income” in the accompanying condensed consolidated statement of operations for the six months ended June 30, 2007. The gain on call premiums of $540 was recognized as investment income for the six months ended June 30, 2007. The Company did not enter into any derivative transactions during the six months ended June 30, 2008.

7.	Fair Value Measurements:

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157, Fair Value Measurements, (“FAS No. 157”), which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. In February 2008, the FASB delayed the effective date of FAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at least annually. Therefore, effective January 1, 2008 the Company has adopted the provisions of FAS No. 157 only for its financial assets and liabilities recognized or disclosed at fair value on a recurring basis.

To increase consistency and comparability in fair value measures, FAS No. 157 establishes a three-level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data, and unobservable data (e.g., a company’s own data). FAS No. 157 requires disclosures detailing the extent to which companies’ measure assets and liabilities at fair value, the methods and assumptions used to measure fair value, and the effect of fair value measurements on earnings. In accordance with FAS No. 157, the Company applied the following fair value hierarchy:

Level 1 — Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments.

Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

The following table summarizes fair value measurements by level at June 30, 2008 for assets and other balances measured at fair value on a recurring basis:

		Quoted Prices
		in Active Markets	Significant Other	Significant
	June 30,	for Identical	Observable	Unobservable
	2008	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Available-for-sale securities(1)	$6,434	$6,434	$—	$—
Redeemable common stock(2)	1,058,631	—	—	1,058,631

(1)	Available-for-sale equity securities are valued using quoted market prices multiplied by the number of shares owned.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(2)	The fair value of the Company’s Class A redeemable common stock is established for purposes of the ISO 401(K) Savings and Employee Stock Ownership Plan (the “KSOP”) on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered the fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan. See Note 12 for a description of the valuation process and a reconciliation of the beginning and ending balance for the redeemable common stock for the six months ended June 30, 2008.

Effective January 1, 2008, the Company adopted FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS No. 159”). FAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. The Company has elected not to apply the fair value option to its eligible financial assets and liabilities, and accordingly, the adoption of FAS No. 159 had no impact on the consolidated financial statements.

8.	Goodwill and Intangible Assets:

The following is a summary of the change in goodwill from December 31, 2007 through June 30, 2008, both in total and as allocated to the Company’s operating segments:

	Risk	Decision
	Assessment	Analytics	Total

Goodwill at December 31, 2007	$27,908	$311,983	$339,891
Escrow distribution	—	3,320	3,320
Accrual of acquisition related liabilities	—	11,300	11,300
Finalization of purchase accounting	—	7,843	7,843

Goodwill at June 30, 2008	$27,908	$334,446	$362,354

As of June 30, 2008, the Company finalized the purchase price allocation associated with the acquisitions of HealthCare, Insight, LLC (“HCI”) and NIA Consulting, LTD (“NIA”). The finalization of the purchase accounting for HCI resulted in a reduction primarily of customer-related intangible assets and corresponding increase to goodwill of $7,009, and the final working capital adjustment of $825. The finalization of the purchase accounting for NIA, which includes the final working capital and other adjustments resulted in an increase to goodwill of $9.

In April 2008, the Company paid $98,100 for Xactware contingent payments previously recorded within “Acquisition related liabilities.” Certain other acquisitions include contingent payment provisions that are not related to continuing employment and are payable upon the achievement of certain financial results for 2008. As of June 30, 2008, based on estimated 2008 operating results, the Company has recorded an increase to goodwill and a corresponding increase to “Acquisition related liabilities” of $11,300 for contingent payments that are probable.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

As of December 31, 2007 and June 30, 2008, the Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted
	Average		Accumulated
December 31, 2007	Useful Life	Cost	Amortization	Net

Technology-based	5 years	$164,317	$(80,419)	$83,898
Marketing-related	4 years	25,846	(13,667)	12,179
Contract-based	6 years	6,555	(5,596)	959
Customer-related	13 years	57,906	(13,782)	44,124

Total intangible assets		$254,624	$(113,464)	$141,160

	Weighted
	Average		Accumulated
June 30, 2008	Useful Life	Cost	Amortization	Net

Technology-based	5 years	$164,128	$(90,345)	$73,783
Marketing-related	4 years	25,846	(15,818)	10,028
Contract-based	6 years	6,555	(5,843)	712
Customer-related	13 years	51,086	(16,395)	34,691

Total intangible assets		$247,615	$(128,401)	$119,214

Consolidated amortization expense related to intangible assets for the six month periods ended June 30, 2007 and 2008, was approximately $17,240 and $14,937, respectively. Estimated amortization expense through 2012 and thereafter for intangible assets subject to amortization is as follows:

Year	Amount

2008 (remainder of)	$14,212
2009	27,232
2010	22,034
2011	15,816
2012	13,675
Thereafter	26,245

9.	Acquisitions and Discontinued Operations:

On January 11, 2007, the Company acquired the remaining 20% of the stock of National Equipment Register (“NER”), resulting in 100% ownership, in order to more closely align operations with existing businesses. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007 and 2008. NER is a provider of solutions to increase the recovery rate of stolen equipment and reduce the costs associated with theft for owners and insurers.

On March 23, 2007, the Company acquired the rights, title, the name, trade name, and service mark, “Rex Depot” and other intangible assets of Smith Sekelsky Web Products, LLC. The assets associated with this acquisition further enhance the capability of the Company’s appraisal software offerings.

In 2007, the Company discontinued operations of its claims consulting business located in New Hope, PA and the United Kingdom. The results for this business were accounted for as discontinued operations in the condensed consolidated financial statements for the six months ended June 30, 2007. There was no impact of discontinued operations on the results of operations for the six months ended June 30, 2008. The summarized,

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

combined statements of income from discontinued operations for the six months ended June 30, 2007 is as follows:

June 30,
2007

Revenues	$1,650

Loss from discontinued operations before income taxes	$(1,725)
Income tax benefit	423

Loss from discontinued operations, net of tax benefit	$(1,302)

Depreciation expense related to the discontinued operations for the six months ended June 30, 2007 was $48.

10.	Income Taxes:

The Company’s annual estimated effective tax rate for fiscal year 2007 is 40.0% compared to the estimated effective tax rate for fiscal year 2008 of 42.3%.

Effective January 1, 2007, the Company adopted FIN No. 48, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold.

Included in the total unrecognized tax benefits of $32,030 at June 30, 2008 was $24,368 that, if recognized, would have a favorable effect on the Company’s effective tax rate. The remaining unrecognized tax benefits would not affect the Company’s effective tax rate. The Company’s practice is to recognize interest and penalties associated with income taxes as a component of income tax expense. At December 31, 2007 and June 30, 2008, approximately $7,033 and $8,371, respectively, was accrued in the Company’s condensed consolidated balance sheet for the payment of interest and penalties associated with income taxes. The Company files federal income tax returns in the U.S. and various state, local and foreign income tax returns. All of the U.S. federal, state and local income tax returns filed by the Company are subject to examination by the Internal Revenue Service and the state and local tax authorities until the expiration of the relevant statute of limitations.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

11.	Debt:

The following table presents short-term and long-term debt by issuance:

	Issuance	Maturity	December 31,	June 30,
	Date	Date	2007	2008

Short-term debt:
Bank of America	10/25/2007	4/25/2008	$15,000	$—
Bank of America	4/25/2008	7/25/2008	—	15,000
Bank of America	6/16/2008	7/16/2008	—	10,000
JPMorgan Chase	12/31/2007	1/3/2008	15,000	—
JPMorgan Chase	6/30/2008	7/30/2008	—	20,000
JPMorgan Chase	6/27/2008	7/11/2008	—	20,000
Citibank	6/13/2008	7/14/2008	—	20,000
Prudential: 4.46% Series D senior notes	6/14/2005	6/13/2009	—	100,000
Capital lease obligations	Various	Various	4,408	4,734
Other	Various	Various	763	458

Short-term debt			$35,171	$190,192

Long-term debt:
Prudential senior notes:
4.46% Series D senior notes	6/14/2005	6/13/2009	$100,000	$—
4.60% Series E senior notes	6/14/2005	6/13/2011	50,000	50,000
6.00% Series F senior notes	8/8/2006	8/8/2011	25,000	25,000
6.13% Series G senior notes	8/8/2006	8/8/2013	75,000	75,000
5.84% Series H senior notes	10/26/2007	10/26/2013	17,500	17,500
5.84% Series H senior notes	10/26/2007	10/26/2015	17,500	17,500
6.28% Series I senior notes	4/29/2008	4/29/2013	—	15,000
6.28% Series I senior notes	4/29/2008	4/29/2015	—	85,000
Principal senior notes:
6.03% Series A senior notes	8/8/2006	8/8/2011	50,000	50,000
6.16% Series B senior notes	8/8/2006	8/8/2013	25,000	25,000
New York Life senior notes:
5.87% Series A senior notes	3/16/2007	10/26/2013	17,500	17,500
5.87% Series A senior notes	3/16/2007	10/26/2015	17,500	17,500
6.35% Series B senior notes	4/29/2008	4/29/2015	—	50,000
Other obligations:
Capital lease obligations	Various	Various	7,299	6,145
Other	Various	Various	860	845

Long-term debt			$403,159	$451,990

Accrued interest associated with the Company’s outstanding master shelf debt obligations was $2,548 and $4,138 as of December 31, 2007 and June 30, 2008, respectively. Consolidated interest expense associated

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

with the Company’s outstanding master shelf debt obligations was $11,474 and $14,173 for the six month periods ended June 30, 2007 and 2008, respectively.

During the six months ended June 30, 2008, the Company utilized additional short-term borrowings from revolving credit facilities with Bank of America, JPMorgan Chase and Citibank to repurchase Class A common stock. As of June 30, 2008, the interest on the outstanding borrowings under the revolving credit facilities with Bank of America, JPMorgan Chase and Citibank is payable monthly at weighted average rates of 4.24%, 3.63% and 3.78%, respectively.

The Company had $85,000 of short-term borrowings that matured in July 2008. The Company repaid $30,000 of their outstanding short-term debt balance in July 2008. The Company renewed $55,000 of the short-term debt at various interest rates ranging from 2.65% to 3.14%. These borrowings mature at various times ranging from August 1, 2008 through October 13, 2008.

12.	Redeemable Common Stock:

On November 18, 1996, the Company authorized 6,700,000 shares of Class A redeemable common stock. The Class A stock is reserved for the use in incentive plans for key employees and directors under the Option Plan, and for issuance to the ISO 401(k) Savings and Employee Stock Ownership Plan (the “KSOP”). The Class A stock has voting rights to elect nine of the thirteen members of the board of directors. The Company’s Certificate of Incorporation limits those who may own Class A stock to current and former employees or directors, the KSOP and trusts by or for the benefit of immediate family members of employees and former employees.

Under the terms of the Option Plan, Class A stock resulting from exercised options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value at the date of the redemption request of the Class A stock. For options granted in 2002 through 2004, the Company has the ability to defer the cash settlement of the redemption up to one year. For options granted after 2004, the Company has the ability to defer the cash settlement of the redemption for up to two years. Under the terms of the KSOP, eligible participants may elect to diversify 100% of their 401(k) and up to 35% of their ESOP contributions that were made in the form of Class A stock. In addition, upon retirement or termination participants in the KSOP are required to liquidate their ownership in Class A common stock. Since the Class A stock distributed under the Option Plan and KSOP is subject to the restrictions above, the participant currently has the right to require the Company to repurchase stock based on the then current fair value of the Class A stock.

The fair value of the Company’s Class A redeemable common stock is established for purposes of the KSOP on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan.

The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general and the condition of the specific industries in which the Company operates, the financial condition of the business, the Company’s ability to generate free cash flow, and goodwill or other intangible asset value. The determination of the fair market value employs both a comparable public company analysis, which examines the valuation multiples of companies deemed comparable, in whole or in part, to the Company and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The Company regularly assesses the underlying assumptions used in the valuation methodologies. As a result, the Company has utilized this quarterly fair value for all its Class A redeemable common stock transactions, as required by terms of the KSOP and the Insurance Services Office, Inc. 1996 Incentive Plan.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The Company follows SEC Accounting Series Release (“ASR”) No. 268, Presentation in Financial Statements of Preferred Redeemable Stock (“ASR No. 268”). ASR No. 268 requires the Company to record Class A stock and vested stock options at full redemption value at each balance sheet date as the redemption of these securities is not solely within the control of the Company. Redemption value for the Class A stock is determined quarterly for purposes of the KSOP. At December 31, 2007 and June 30, 2008, the fair value was $862 and $892 per share, respectively. The redemption value of the Class A stock at December 31, 2007 and June 30, 2008 totaled $1,217,942 and $1,058,631, respectively, which includes $215,380 and $213,896, respectively of aggregate intrinsic value of outstanding unexercised vested stock options.

During the six month periods ended June 30, 2007 and 2008, 151,702 and 294,234 Class A shares were redeemed by the Company at a weighted average price of $762.25 and $862.01 per share, respectively. Included in Class A repurchased shares were $13,345 and $20,157 for shares primarily utilized to satisfy minimum tax withholdings on options exercised during the six month periods ended June 30, 2007 and 2008, respectively.

Subsequent changes to the redemption value of the securities is charged first to retained earnings; once retained earnings is depleted, then to additional paid-in-capital, if additional paid-in-capital is also depleted, then to accumulated deficit. During the six months ended June 30, 2008 the balance of redeemable common stock decreased by $159,311 primarily due to the redemptions discussed above. Additional information regarding the changes in redeemable common stock for the six months ended June 30, 2008 is provided in the table below.

					Notes	Total
	Class A Redeemable Common Stock				Receivable	Redeemable
	Outstanding	Redemption	Unearned	Additional	from	Common
	Shares	Value	KSOP	Paid in Capital	Stockholders	Stock

Balance, January 1, 2008	1,163,066	$1,217,942	$(4,129)	$—	$(42,625)	$1,171,188
Redemption of Class A common stock	(294,234)	(253,635)	—	—	14,180	(239,455)
KSOP shares earned	—	—	378	11,186	—	11,564
Stock based compensation				4,621		4,621
Stock options exercised (including tax benefit of $17,032)	77,686	67,033	—	(15,807)	(20,148)	31,078
Increase in redemption value of Class A common stock	—	27,291	—	—	—	27,291

Balance, June 30, 2008	946,518	$1,058,631	$(3,751)	$—	$(48,593)	$1,006,287

13.	Stockholders’ Deficit:

On November 18, 1996, the Company authorized 20,000,000 Class B shares. The Class B shares have the same rights as Class A shares with respect to dividends and economic ownership, but have voting rights to elect three of the thirteen directors. The thirteenth seat on the board of directors is held by the chief executive officer of the Company. The Company repurchased 5,475 and 9,670 Class B shares during the six month periods ended June 30, 2007 and 2008 at an average price of $457.78 and $517.20 per share, respectively.

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, less the weighted average ESOP shares of common stock that have not been committed to be released. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding using the

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

treasury stock method, if the dilutive potential common shares, such as stock options, had been issued. The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations for the six month periods ended June 30, 2007 and 2008:

	2007	2008

Numerator used in basic and diluted EPS:
Income from continuing operations	$76,205	$80,949
Loss from discontinued operations, net of tax benefit	(1,302)	—

Net income	$74,903	$80,949

Denominator:
Weighted average number of common shares used in basic EPS	4,077,259	3,724,876
Effect of dilutive shares:
Potential Class A redeemable common stock issuable upon the exercise of stock options	162,794	153,030

Weighted average number of common shares and dilutive potential common shares used in diluted EPS	4,240,053	3,877,906

Basic EPS:
Income from continuing operations	$18.69	$21.73
Loss from discontinued operations, net of tax benefit	(0.32)	—

Basic EPS	$18.37	$21.73

Diluted EPS:
Income from continuing operations	$17.97	$20.87
Loss from discontinued operations, net of tax benefit	(0.31)	—

Diluted EPS	$17.66	$20.87

The potential shares of common stock that were excluded from diluted earnings per share were 99,170 and 102,511 for the six month periods ended June 30, 2007 and 2008, respectively, because the effect of including these potential shares was antidilutive.

Unaudited pro forma net income/(loss) per share is presented for additional information only. As disclosed in “Note 1 — Organization”, Verisk Analytics, Inc. (“Verisk”) will become the new holding company of Insurance Services Office, Inc. In connection with the initial public offering, the stock of Insurance Services Office, Inc. be exchanged for the stock of Verisk and Verisk plans to affect a stock split of its common stock. Pro forma net income/(loss) per share is computed as if this stock split occurred at the beginning of 2007.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Accumulated Other Comprehensive Loss

The following is a summary of accumulated other comprehensive loss:

	December 31,	June 30,
	2007	2008

Unrealized (losses)/gains on investments	$(412)	$36
Unrealized foreign currency gains	154	172
Pension and postretirement unfunded liability adjustment	(8,441)	(30,123)

Accumulated other comprehensive loss	$(8,699)	$(29,915)

The before tax and after tax amounts for these categories, and the related tax benefit (expense) included in other comprehensive loss are summarized below:

		Tax
		Benefit
June 30, 2007	Before Tax	(Expense)	After Tax

Unrealized holding gains on investments arising during the year	$962	$(375)	$587
Reclassification adjustment for amounts included in net income	(843)	329	(514)
Unrealized foreign currency gains	135	—	135
Pension and postretirement unfunded liability adjustment	8,320	(2,799)	5,521

Total other comprehensive gain	$8,574	$(2,845)	$5,729

June 30, 2008

Unrealized holding losses on investments arising during the year	$(370)	$146	$(224)
Reclassification adjustment for amounts included in net income	1,120	(448)	672
Unrealized foreign currency gains	18	—	18
Pension and postretirement unfunded liability adjustment	(35,589)	13,907	(21,682)

Total other comprehensive loss	$(34,821)	$13,605	$(21,216)

14.	Stock Option Plan:

During 1998, the Company adopted the Insurance Services Office, Inc. 1996 Incentive Plan (the “Option Plan”). The Option Plan provides for the granting of options to key employees and directors of the Company. Options granted have varying exercise dates within four years after grant date and expire after ten years. Stock obtained through the exercise of options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value of the Class A common stock. For options granted in 2002 through 2004, the Company has the ability to defer the redemption for one year. For options granted after 2004, the Company has the ability to defer the redemption for up to two years. During the six months ended June 30, 2008 and the year ended December 31, 2007, stock options granted had an exercise price equal to fair value of the Class A common stock on date of grant. There are 1,992,795 shares of Class A common stock approved for issuance under the plan, of which up to 18,010 options to purchase shares were authorized for future grants at June 30, 2008. Cash received from stock option exercises for the six months ended June 30, 2008 was $1,209.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

A summary of option activity under the Option Plan as of June 30, 2008, and changes from the year ended December 31, 2007 is presented below:

		Weighted	Aggregate
	Number	Average	Intrinsic
	of Options	Exercise Price	Value

Outstanding at December 31, 2007	496,753	$320.46	$269,012

Granted	56,990	$862.00
Exercised	(77,686)	$302.94	$43,499

Cancelled or expired	(8,688)	$687.64

Outstanding at June 30, 2008	467,369	$382.58	$238,087

Options exercisable at June 30, 2008	329,583	$243.01	$213,896

Exercise prices for options outstanding and exercisable at June 30, 2008 ranged from $71 to $862 as outlined in the following table:

	Stock Options Outstanding			Stock Options Exercisable
	Weighted-			Weighted-
	Average	Stock	Weighted-	Average	Stock	Weighted-
Range of	Remaining	Options	Average	Remaining	Options	Average
Exercise Prices	Contractual Life	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price

$ 71 to $110	2.3	77,079	$106.43	2.3	77,079	$106.43
$116 to $148	4.6	45,352	$141.90	4.6	45,352	$141.90
$155 to $231	4.9	113,875	$180.27	4.9	113,875	$180.27
$240 to $445	6.8	88,860	$415.87	6.8	66,720	$411.41
$482 to $681	7.7	42,601	$593.15	7.7	17,621	$603.57
$755 to $862	9.2	99,602	$817.38	8.6	8,936	$765.57

		467,369			329,583

During the six months ended June 30, 2008, the Company granted the following stock options with exercise prices and Black-Scholes values as follows:

	Number of	Fair Value		Black-Scholes
	Stock Options	of Common	Exercise	Value of
Grant Dates	Granted	Stock(1)	Price	Options

March 1, 2008	56,990	$862.00	$862.00	$204.72

(1)	The fair value for these shares is the current valuation in effect for the KSOP. This fair value is also utilized for all Class A share transactions for the Insurance Services Office, Inc. 1996 Incentive Plan.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The fair value of the stock options granted during the six months ended June 30, 2008 was estimated on the date of grant using a Black-Scholes option valuation model that used the assumptions noted in the following table.

June 30, 2008

Option pricing model	Black-Scholes
Expected volatility	28.15%
Risk-free interest rate	2.50%
Expected term in years	5.1
Dividend yield	1.90%
Weighted average grant date fair value per stock option	$204.72

The expected term (estimated period of time outstanding) for awards granted subsequent to January 1, 2008 was estimated based on studies of historical experience and projected exercise behavior. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity award. Expected volatility for awards prior to January 1, 2008 was based on historical volatility for a period equal to the stock option’s expected term, ending on the day of grant, and calculated on a quarterly basis for purposes of the KSOP. For awards granted after January 1, 2008, the volatility factor was based on an average of the historical stock prices of a group of the Company’s peers over the most recent period commensurate with the expected term of the stock option award. The expected dividends yield was based on the Company’s expected annual dividend rate on the date of grant.

The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the requisite service period, and may impact the timing of expense recognized over the requisite service period.

As of June 30, 2008, there was $24,477 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 3.01 years. The total grant date fair value of shares vested during the six month periods ended June 30, 2007 and 2008 was $3,940 and $5,526, respectively.

15.	Pension and Postretirement Benefits:

Prior to January 1, 2002, the Company maintained a qualified defined benefit pension plan for substantially all of its employees through membership in the Pension Plan for Insurance Organizations (the “Pension Plan”), a multiple-employer trust. The Company has applied the projected unit credit cost method for its pension plan, which attributes an equal portion of total projected benefits to each year of employee service. Effective January 1, 2002, the Company amended the Pension Plan to determine future benefits using a cash balance formula. Under the cash balance formula, each participant has an account which is credited annually based on salary rates determined by years of service, as well as the interest earned on their previous year-end cash balance. Prior to December 31, 2001, pension plan benefits were based on years of service and the average of the five highest consecutive years’ earnings of the last ten years. Effective March 1, 2005, the Company established the Profit Sharing Plan, a defined contribution plan, to replace the Pension Plan for all eligible employees hired on or after March 1, 2005. The Company also has a non-qualified supplemental cash balance plan (“SERP”) for certain employees. The SERP is funded from the general assets of the Company.

The Company also provides certain healthcare and life insurance benefits for both active and retired employees. The Postretirement Health and Life Insurance Plan (“the Postretirement Plan”) is contributory,

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

requiring participants to pay a stated percentage of the premium for coverage. As of October 1, 2001, the Postretirement Plan was amended to freeze benefits for current retirees and certain other employees at the January 1, 2002 level. Also, as of October 1, 2001, the Postretirement Plan had a curtailment, which eliminated retiree life insurance for all active employees and healthcare benefits for almost all future retirees, effective January 1, 2002.

The components of the net periodic benefit cost for the Pension Plan and the Postretirement Plan are as follows:

	For the Six Months Ended June 30,
	Pension Benefits		Postretirement Plan
	2007	2008	2007	2008

Service cost	$4,076	$3,876	$—	$—
Interest cost	10,476	10,844	834	850
Amortization of transition obligation	—	—	82	100
Recognized net actuarial loss	—	—	2	—
Expected return on plan assets	(13,730)	(13,720)	—	—
Amortization of prior year service cost	(400)	(400)	—	—
Amortization of net actuarial loss	286	250	—	—

Net periodic expense	$708	$850	$918	$950

Employer contributions	$88	$2,405	$2,255	$1,816

Payments to the Pension Plan and the Postretirement Plan are consistent with the amounts disclosed as of December 31, 2007.

16.	Segment Reporting:

The Company has two operating segments, Risk Assessment and Decision Analytics. These designations have been made as the discrete operating results are reviewed by the Company’s chief decision maker to assess profitability. The Company does not allocate investment income, interest income, interest expense or income tax expense, since these items are not considered in evaluating the segment’s overall operating performance. The Company does not evaluate the financial performance of each segment based on assets.

Risk Assessment:  The Company is the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. The Company’s databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. The Company uses this data to create policy language and proprietary risk classifications that are industry standards and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  The Company develops solutions that its customers use to analyze the four key processes in managing risk: ‘prediction of loss,’ ‘selection and pricing of risk,’ ‘detection and prevention of fraud’ and ‘quantification of loss.’ The Company’s combination of algorithms and analytic methods incorporates its proprietary data to generate solutions in each of these four categories.

In most cases, the Company’s customers integrate the solutions into their models, formulas or underwriting criteria in order to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. The Company develops catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. The Company also develops

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

solutions that allow customers to quantify costs after loss events occur. Fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, mortgage and healthcare sectors.

The following table provides the Company’s revenue and operating income performance by reportable segment for the six month periods ended June 30, 2007 and 2008:

	June 30, 2007
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$244,556	$155,432	$399,988
Expenses:
Cost of revenues	104,917	71,585	176,502
Selling, general, and administrative	34,820	20,780	55,600

Segment EBITDA	104,819	63,067	167,886
Depreciation and amortization of fixed assets	9,541	5,957	15,498
Amortization of intangible assets	572	16,668	17,240

Operating income	94,706	40,442	135,148

Unallocated expenses:
Investment income			4,392
Realized gains on securities, net			592
Interest expense			(11,474)
Other expense			(21)

Consolidated income from continuing operations before income taxes			$128,637

Capital expenditures	$12,185	$10,865	$23,050

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	June 30, 2008
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$253,356	$184,334	$437,690
Expenses:
Cost of revenues	103,140	87,538	190,678
Selling, general, and administrative	36,716	22,312	59,028

Segment EBITDA	113,500	74,484	187,984
Depreciation and amortization of fixed assets	9,278	7,146	16,424
Amortization of intangible assets	427	14,510	14,937

Operating income	103,795	52,828	156,623

Unallocated expenses:
Investment income			1,617
Realized losses on securities, net			(1,286)
Interest expense			(14,173)
Other expense			(14)

Consolidated income from continuing operations before income taxes			$142,767

Capital expenditures	$6,481	$11,329	$17,810

Operating segment revenue by type of service is provided below:

	June 30,	June 30,
	2007	2008

Risk Assessment:
Industry standard insurance programs	157,045	165,719
Property-specific rating and underwriting information	63,786	63,344
Statistical agency and data services	13,643	13,820
Actuarial services	10,082	10,473

Total Risk Assessment	$244,556	$253,356

Decision Analytics:
Fraud identification and detection solutions	$88,532	$102,858
Loss prediction solutions	38,025	46,260
Loss quantification solutions	28,875	35,216

Total Decision Analytics	$155,432	$184,334

17.	Research and Development Costs:

Research and development costs, which primarily relate to the personnel and related overhead costs incurred in developing new products and services, are expensed as incurred. Such costs were $4,096 and $4,535 for the six month periods ended June 30, 2007 and 2008, respectively, and were included in selling, general and administrative expenses.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

18.	Related Parties:

The Company considers its Class A and Class B stockholders that own more than 5% of the outstanding stock within the respective class to be related parties as defined within FAS No. 57, Related Party Disclosures. At June 30, 2008, there were six Class B stockholders each owning more than 5% of the outstanding Class B common stock. Two of these six Class B stockholders have employees who serve on the Company’s board of directors.

The Company incurred expenses associated with the payment of insurance coverage premiums to certain of the largest stockholders aggregating $350 and $408 for the six month periods ended June 30, 2007 and 2008, respectively. These expenses are included in “Cost of revenues” and “Selling, general and administrative” in the condensed consolidated statements of operations.

19.	Commitments and Contingencies:

The Company is a party to legal proceedings with respect to a variety of matters in the ordinary course of business. Including those matters described below, the Company is unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company’s results of operations, financial position, or cash flows. This is primarily because many of these cases remain in their early stages and only limited discovery has taken place. Although the Company believes it has strong defenses for the proceedings described below, the Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. The Company is among the named defendants. Plaintiffs allege that certain software products, including our Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries. On August 18, 2008, the Company was voluntarily dismissed from the case with prejudice.

The Company has entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements has been granted final approval by the court and together they resolve the claims asserted in this case against us with respect to the above insurance companies, who settled the claims against them as well. A provision was recorded in 2006 for this proceeding and the total amount we paid in 2008 with respect to these settlements was less than $2 million. A fourth defendant, The Automobile Club of California, that is alleged to have used Claims Outcome Advisor has not settled. Plaintiffs have agreed to dismiss us from the case with prejudice once a discovery dispute relating to certain documents is resolved.

Xactware Litigation

The following two lawsuits have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by our Xactware subsidiary (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against the Company and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. Plaintiffs have moved to certify a class with respect to the fraud and breach of contract claims which the defendants will oppose.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against the Company and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against us other than fraud. The court has stayed the proceedings pending an appraisal of the lead plaintiffs’ insurance claims.

The third lawsuit, Louisiana ex rel. Foti v. Allstate Ins. Co., is a putative parens patriae action filed by the Louisiana Attorney General in November 2007 in Louisiana state court against numerous insurance companies, the Company, and other solution providers, and consultants. The complaint contains allegations of an antitrust conspiracy among the defendants with respect to the payment of insurance claims for property damage and seeks the forfeiture of any illegal profits and treble damages. Defendants removed the case to the Eastern District of Louisiana. A motion to remand the case to state court was denied by the district court. That decision was affirmed by the United States Court of Appeals for the Fifth Circuit. Defendants have filed a motion to dismiss and plaintiffs are opposing the motion.

At this time it is not possible to determine the ultimate resolution of, or estimate the liability related to, these matters. No provision for losses has been provided in connection with the Xactware litigation.

iiX Litigation

In March 2007, our Insurance Information Exchange, or iiX, subsidiary, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained such personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $2,500 for each instance of a violation of DPPA, punitive damages and the destruction of any illegally obtained personal information. The Company has filed a motion to dismiss the complaint based on failure to state a claim and lack of standing and a decision on that motion is pending.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

20.	Subsequent Events:

The Company provided full recourse loans, callable at the Company’s discretion, to directors and senior management in connection with exercising their stock options. As of June 30, 2008, the “Notes receivable from stockholders” included within “Total assets” in the accompanying condensed consolidated balance sheet have been reclassified to current after the Company received Board approval for corporate governance changes necessary to allow the Company to proceed with a proposed IPO. As of August 7, 2008, this loan program has been terminated and the loans were called by the Company. All of the notes receivable classified as assets and classified as components of “Total redeemable common stock” have subsequently been repaid, with the exception of $722, which will be repaid by October 2008.

**************

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Verisk Analytics, Inc.
Jersey City, New Jersey

We have audited the accompanying balance sheet for Verisk Analytics, Inc. (the “Company”) as of June 30, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Verisk Analytics, Inc. at June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

August 12, 2008

VERISK ANALYTICS, INC.

BALANCE SHEET
June 30, 2008

ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—
Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued	$1
Additional paid-in capital	999

Total stockholders’ equity	$1,000

Total liabilities and stockholders’ equity	$1,000

The accompanying notes are an integral part of this financial statement.

VERISK ANALYTICS, INC.

NOTES TO FINANCIAL STATEMENT

1.	Organization:

On June 27, 2008, the Company’s stockholders approved certain corporate governance changes necessary to allow the Company to proceed with a proposed initial public offering (“IPO”). Immediately prior to the completion of the proposed IPO, the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of the Company will be exchanged by the current stockholders for the common stock of Verisk Analytics, Inc. (“Verisk”) on a one-for-one basis. Verisk, formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc.

All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to Verisk, without modification to the terms of the options other than such options will be exercisable for Class A common stock of Verisk. Class A common stock of Verisk will not be redeemable by the holder and only Class A common stock will be offered to the public.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-1 common stock and the remaining 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-2 common stock. Each share of Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 30 months after the date of the IPO. In conjunction with the IPO, Verisk plans to effect a stock split of both classes of common stock. The strike price of stock options will be adjusted based on the effect of the stock split.

2.	Basis of Presentation:

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

3.	Commitments and Contingencies:

The Company does not have any commitments and contingencies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Insurance Services Office, Inc.
Jersey City, New Jersey

We have audited the accompanying consolidated balance sheets of Insurance Services Office, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006.

/s/  Deloitte & Touche LLP

Parsippany, New Jersey
August 12, 2008

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2007

	2006	2007
	(In thousands, except for share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$99,152	$24,049
Available-for-sale securities	7,257	28,350
Accounts receivable, net (including amounts from related parties of $1,364 and $949, respectively)	91,725	86,488
Notes receivable from stockholders’	4,271	347
Prepaid expenses	8,929	7,609
Deferred income taxes	19,019	22,654
Federal and state taxes receivable	5,449	3,003
Other current assets	13,191	8,525

Total current assets	248,993	181,025
Noncurrent assets:
Fixed assets, net	70,470	85,436
Intangible assets, net	139,718	141,160
Goodwill	224,680	339,891
Notes receivable from stockholders’	11,883	12,356
Deferred income taxes	37,294	55,679
Other assets	11,693	12,936

Total assets	$744,731	$828,483

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$66,710	$78,234
Acquisition related liabilities	13,414	100,300
Short-term debt	120,851	35,171
Pension and postretirement benefits, current	4,324	4,636
Fees received in advance (including amounts from related parties of $8,677 and $5,817, respectively)	124,136	127,907

Total current liabilities	329,435	346,248
Noncurrent liabilities:
Long-term debt	327,847	403,159
Pension benefits	29,185	17,637
Postretirement benefits	26,525	23,894
Other liabilities	22,163	62,085

Total liabilities	735,155	853,023
Redeemable common stock
Class A redeemable common stock, stated at redemption value, $.01 par value; 6,700,000 shares authorized; 2,849,885 and 2,922,253 shares issued and 1,347,540 and 1,163,066 outstanding in 2006 and 2007, respectively	1,183,049	1,217,942
Unearned Class A common stock KSOP shares	(4,913)	(4,129)
Notes receivable from stockholders’	(52,203)	(42,625)

Total redeemable common stock	1,125,933	1,171,188
Commitments and contingencies
Stockholders’ deficit:
Class B common stock, $.01 par value; 20,000,000 shares authorized; 10,004,500 shares issued and 2,945,900 and 2,873,412 outstanding in 2006 and 2007, respectively	100	100
Accumulated other comprehensive loss	(16,017)	(8,699)
Accumulated deficit	(457,557)	(508,136)
Class B common stock, treasury stock, 7,058,600 and 7,131,088 shares in 2006 and 2007, respectively	(642,883)	(678,993)

Total stockholders’ deficit	(1,116,357)	(1,195,728)

Total liabilities and stockholders’ deficit	$744,731	$828,483

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
	(In thousands, except for share
	and per share data)

Revenues (includes revenues from related parties of $79,269, $83,919 and $84,891 for 2005, 2006 and 2007, respectively)	$645,660	$730,133	$802,195
Expenses:
Cost of revenues (exclusive of items shown separately below)	294,911	331,804	357,191
Selling, general and administrative	88,723	100,124	107,576
Depreciation and amortization of fixed assets	22,024	28,007	31,745
Amortization of intangible assets	19,800	26,854	33,916

Total expenses	425,458	486,789	530,428

Operating income	220,202	243,344	271,767
Other income/(expense):
Investment income	2,919	6,585	8,442
Realized gains (losses) on securities, net	27	(375)	857
Interest expense	(10,465)	(16,668)	(22,928)
Other income (expense)	(14)	(109)	9

Total other expense, net	(7,533)	(10,567)	(13,620)

Income from continuing operations before income taxes	212,669	232,777	258,147
Provision for income taxes	(85,722)	(86,921)	(103,184)

Income from continuing operations	126,947	145,856	154,963

Loss from discontinued operations, net of tax benefit of $721, $712 and $1,496 in 2005, 2006 and 2007, respectively	(2,574)	(1,805)	(4,589)

Net income	$124,373	$144,051	$150,374

Basic income/(loss) per share of Class A and Class B:
Income from continuing operations	$29.81	$35.31	$38.58
Loss from discontinued operations	(0.61)	(0.44)	(1.14)

Net income per share	$29.20	$34.87	$37.44

Diluted income/(loss) per share of Class A and Class B:
Income from continuing operations	$28.45	$33.85	$37.03
Loss from discontinued operations	(0.58)	(0.42)	(1.10)

Net income per share	$27.87	$33.43	$35.93

Weighted average shares outstanding:
Basic	4,258,989	4,130,962	4,016,928

Diluted	4,462,109	4,308,976	4,185,151

Pro forma basic income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations
Loss from discontinued operations

Pro forma net income per share

Pro forma diluted income/(loss) per share of Class A and Class B (unaudited):
Income from continuing operations
Loss from discontinued operations

Pro forma net income per share

Weighted average shares used in pro forma per share amounts (unaudited):
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For The Years Ended December 31, 2005, 2006 and 2007

		Accumulated
		Other				Total
	Accumulated	Comprehensive	Class B Common Stock		Treasury	Stockholders’
	Deficit	Income (Loss)	Shares	Par Value	Stock	Deficit
	(In thousands, except for share data)

Balance, January 1, 2005	$(135,830)	$191	10,004,500	$100	$(602,390)	$(737,929)
Comprehensive income:
Net income	124,373	—	—	—	—	124,373
Other comprehensive losses	—	(2,925)	—	—	—	(2,925)

Comprehensive income	—	—	—	—	—	121,448
Treasury stock acquired — Class B common stock	—	—	—	—	(39,378)	(39,378)
Stock options exercised for 233,608 shares (including tax benefit of $27,852)	(70,854)	—	—	—	—	(70,854)
Increase in redemption value of Class A common stock	(211,581)	—	—		—	(211,581)

Balance, December 31, 2005	$(293,892)	$(2,734)	10,004,500	$100	$(641,768)	$(938,294)

Comprehensive income:
Net income	144,051	—	—	—	—	144,051
Other comprehensive gains	—	2,352	—	—	—	2,352
Comprehensive income	—	—	—	—	—	146,403
Incremental adjustment to adopt FAS No. 158, net of tax of $9,317	—	(15,635)	—	—	—	(15,635)
Treasury stock acquired — Class B common stock	—	—	—	—	(1,115)	(1,115)
Stock options exercised for 179,967 shares (including tax benefit of $31,964)	(81,516)	—	—	—	—	(81,516)
Increase in redemption value of Class A common stock	(226,200)	—	—	—	—	(226,200)

Balance, December 31, 2006	$(457,557)	$(16,017)	10,004,500	$100	$(642,883)	$(1,116,357)

Comprehensive income:
Net income	150,374	—	—	—	—	150,374
Other comprehensive gains	—	7,318	—	—	—	7,318

Comprehensive income	—	—	—	—	—	157,692
						—
Treasury stock acquired — Class B common stock	—	—	—	—	(36,110)	(36,110)
Stock options exercised for 72,083 shares (including tax benefit of $12,798)	(36,655)	—	—	—	—	(36,655)
Cumulative effect adjustment to adopt FIN No. 48	(10,338)	—	—	—	—	(10,338)
Increase in redemption value of Class A common stock	(153,960)	—	—	—	—	(153,960)

Balance, December 31, 2007	$(508,136)	$(8,699)	10,004,500	$100	$(678,993)	$(1,195,728)

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
	(In thousands)

Cash flows from operating activities:
Net income	$124,373	$144,051	$150,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	22,123	28,119	31,843
Amortization of intangible assets	19,800	26,854	33,916
KSOP compensation expense	13,793	18,779	22,247
Stock-based compensation	4,094	6,148	8,244
Non-cash charges associated with other employee compensation plans	601	1,909	2,182
Goodwill impairment	1,500	—	1,744
Accrued interest on notes receivable from stockholders’	(1,516)	(2,190)	(2,454)
Realized (gains) losses on securities	(27)	375	(857)
Deferred income taxes	(7,776)	(11,848)	(5,698)
Other operating	185	216	298
Loss on disposal of fixed assets	—	2,374	1,791
Excess tax benefits from exercised stock options	(27,852)	(31,964)	(12,798)
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	(12,263)	(3,987)	7,194
Prepaid expenses and other assets	(3,486)	(1,751)	2,213
Federal and state taxes receivable	25,938	19,262	13,062
Accounts payable and accrued liabilities	9,656	(7,014)	(8,294)
Fees received in advance	3,682	27,219	3,751
Other liabilities	1,246	6,947	(237)

Net cash provided by operating activities	174,071	223,499	248,521

The accompanying notes are an integral part of these consolidated financial statements.

INSURANCE SERVICES OFFICE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2005, 2006 and 2007

	2005	2006	2007
	(In thousands)

Cash flows from investing activities:
Acquisitions, net of cash acquired of $3,466, $532 and $120, respectively	(59,249)	(201,617)	(50,658)
Earnout payments	(10,771)	—	(3,191)
Proceeds from release of contingent escrows	2,024	297	3,039
Escrow funding associated with acquisitions	(14,354)	(14,600)	(4,375)
Purchases of available-for-sale securities	(496)	(35,081)	(44,101)
Proceeds from sales and maturities of available-for-sale securities	402	34,893	22,872
Purchases of fixed assets	(24,019)	(25,742)	(32,941)
Proceeds from receipt of notes receivable from stockholders’	4	—	301
Issuance of notes receivable from stockholders’	(985)	(1,602)	(1,777)

Net cash used in investing activities	(107,444)	(243,452)	(110,831)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	15,000	15,000	30,000
Proceeds from issuance of long-term debt	220,000	175,000	85,000
Redemption of Class A common stock	(141,857)	(126,857)	(168,660)
Repurchase of Class B common stock	(39,378)	(1,115)	(36,110)
Proceeds from issuance of Class A common stock	100	—	—
Repayment of short-term debt	(172,884)	(18,356)	(136,008)
Excess tax benefits from exercised stock options	27,852	31,964	12,798
Proceeds from exercised stock options	213	271	389

Net cash (used in) provided by financing activities	(90,954)	75,907	(212,591)
Effect of exchange rate changes	(551)	376	(202)

(Decrease) increase in cash and cash equivalents	(24,878)	56,330	(75,103)
Cash and cash equivalents, beginning of year	67,700	42,822	99,152

Cash and cash equivalents, end of year	$42,822	$99,152	$24,049

Supplemental disclosures:
Taxes paid	$66,841	$78,800	$94,258

Interest paid	$9,814	$14,901	$22,752

Non-cash investing and financing activities:
Loans made to directors and officers in connection with the exercise of stock options	$(12,573)	$(24,438)	$(15,130)

Stock redemptions used to repay notes receivable from stockholders’ maturities and to exercise stock options	$32,720	$13,854	$35,429

KSOP stock redemption funded in the prior year	$—	$10,001	$2,643

Deferred tax (liability) asset established on date of acquisition	$(8,918)	$7,542	$24

Capital lease obligations	$8,712	$—	$9,554

Capital expenditures included in accounts payable and accrued liabilities	$—	$—	$4,688

Increase in goodwill due to acquisition related liabilities	$1,000	$4,362	$98,343

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization:

Insurance Services Office, Inc. and its consolidated subsidiaries (the “Company”) enable risk-bearing businesses to better understand and manage their risks. The Company provides its customers proprietary data that, combined with analytic methods, creates embedded decision support solutions. The Company is one of the largest aggregators and providers of data pertaining to U.S. property and casualty (“P&C”) insurance risks. The Company offers solutions for detecting fraud in the U.S. P&C insurance, mortgage and healthcare industries and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance. The Company provides solutions, including data, statistical models or tailored analytics, all designed to allow clients to make more logical decisions.

The Company was formed in 1971 as an advisory and rating organization for the P&C insurance industry to provide statistical and actuarial services, to develop insurance programs and to assist insurance companies in meeting state regulatory requirements. Over the past decade, the Company has broadened its data assets, entered new markets, placed a greater emphasis on analytics, and pursued strategic acquisitions.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include acquisition purchase price allocations, the fair value of goodwill, the realization of deferred tax assets, acquisition related liabilities, fair value of stock based compensation, liabilities for pension and postretirement benefits, fair value of the Company’s common stock, and the estimate for the allowance for doubtful accounts. Actual results may ultimately differ from those estimates. Reclassifications from “Accounts payable and accrued liabilities” to “Acquisition related liabilities”, and from “Noncurrent pension benefits” to “Pension and postretirement benefits, current” in an amount of $254 have been made in the 2006 consolidated balance sheet to conform to the 2007 presentation. Significant accounting policies include the following:

(a) Intercompany Accounts and Transactions

The consolidated financial statements include the accounts of Insurance Services Office, Inc. and subsidiaries. All intercompany accounts and transactions have been eliminated.

(b) Revenue Recognition

The following describes the Company’s primary types of revenues and the applicable revenue recognition policies. The Company’s revenues are primarily derived from sales of services and revenue is recognized as services are performed and information is delivered to our customers. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and/or price is fixed or determinable and collectability is reasonably assured.

Industry Standard Insurance Programs, Statistical Agent and Data Services, and Actuarial Services

Industry standard insurance programs, statistical agent and data services and actuarial services are sold to participating insurance company customers under annual agreements covering a calendar year where the price is determined at the inception of the agreement. In accordance with SEC Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB No. 104”), the Company

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognizes revenue ratably over the term of these annual agreements, as services are performed and continuous access to information is provided over the entire term of the agreements.

Property-Specific Rating and Underwriting Information

The Company provides property specific rating information through reports issued for specific commercial properties, for which revenue is recognized when the report is delivered to the customer, assuming all other revenue recognition criteria are met.

In addition, the Company provides hosting or software solutions that provide continuous access to information about the properties being insured and underwriting information in the form of standard policy forms to be used by customers. As the customer has a contractual right to take possession of the software without significant penalty, revenues from these arrangements are recognized in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions (“SOP No. 97-2”). The Company recognizes software license revenue when the arrangement does not require significant production, customization, or modification of the software and the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, fees are fixed or determinable, and collections are probable. These software arrangements include post-contract customer support (“PCS”). Currently, the Company recognizes software license revenue ratably over the duration of the annual license term as vendor specific objective evidence (“VSOE”) of PCS the only remaining undelivered element, cannot be established in accordance with SOP No. 97-2.

Fraud Identification and Detection Solutions

Fraud identification and detection solutions are comprised of transaction-based fees recognized as information is delivered to customers, assuming all other revenue recognition criteria have been met.

Loss Prediction

Loss prediction solutions consist of term-based software licenses and revenues are recognized in accordance with SOP No. 97-2. These software arrangements include PCS, which includes unspecified upgrades on a when and if available basis. The Company recognizes software license revenue ratably over the duration of the annual license term as VSOE of PCS, the only remaining undelivered element, cannot be established in accordance with SOP No. 97-2.

The Company also provides software hosting arrangements to customers whereby the customer does not have the right to take possession of the software. Revenues from these contracts are recognized in accordance with EITF No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware (“EITF No. 00-03”). As these arrangements include PCS throughout the hosting term, revenues from these multiple element arrangements are recognized in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF No. 00-21”). The Company recognizes revenue ratably over the duration of the license term, which range from one to five years, since the elements do not have stand alone value.

Loss Quantification Solutions

Loss quantification solutions consist of term-based software subscription licenses and revenues are recognized in accordance with SOP No. 97-2. These software arrangements include PCS,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which includes unspecified upgrades on a when and if available basis. Customers are billed for access on a monthly basis and the Company recognizes revenue accordingly.

With respect to an insignificant percentage of revenues, the Company uses contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For these elements, revenue is recognized in accordance with SOP No. 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, using the percentage-of-completion method, which requires the use of estimates. In such instances, management is required to estimate the input measures, based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. The Company considers the contract substantially complete when there is compliance with all performance specifications and there are no remaining costs or potential risk.

(c) Fees Received in Advance

The Company invoices its customers in annual, quarterly, monthly, or milestone installments. Amounts billed and collected in advance of contract terms are recorded as a fees received in advance on the balance sheet and are recognized as the services are performed and the applicable revenue recognition criteria are met.

(d) Fixed Assets

Property and equipment, internal-use software and finite-lived intangibles are stated at cost less accumulated depreciation and amortization which are computed on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

The Company’s internal software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with AICPA SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software development costs are amortized on a straight-line basis over a three year period which management believes represents the useful life of these capitalized costs.

In accordance with FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company reviews its long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets’ undiscounted cash flows, the Company estimates an impairment loss by taking the difference between the carrying value and fair value of the assets.

(e) Capital and Operating Leases

The Company leases various property, plant and equipment. Leased property is accounted for under FAS No. 13, Accounting for Leases (“FAS No. 13”). Accordingly, leased property that meets certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of assets under capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life (principally 3 to 4 years for computer equipment and automobiles).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All other leases are accounted for as operating leases. Rent expense for operating leases, which may have rent escalation provisions or rent holidays, are recorded on a straight-line basis over the non-cancelable bases lease period in accordance with FAS No. 13. The initial lease term generally includes the build-out period, where no rent payments are typically due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease.

(f) Investments

The Company’s investments at December 31, 2006 and 2007 included registered investment companies, private equity securities, and U.S. common stock. All investments with readily determinable market values are classified as available-for-sale as defined in FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. While these investments are not held with the specific intention to sell them, they may be sold to support the Company’s investment strategies. All available-for-sale investments are carried at fair value. The cost of all investments sold is based on the specific identification method. Dividend income is accrued on the ex-dividend date.

The Company performs periodic reviews of its investment portfolio when individual holdings have experienced a decline in fair value below their respective cost. The Company considers a number of factors in the evaluation of whether a decline in value is other-than-temporary including: (a) the financial condition and near term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. Where the decline is deemed to be other-than-temporary, a charge is recorded to realized investment losses and a new cost basis is established for the investment.

In November 2005, the Financial Accounting Standard Board (“FASB”) released Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company adopted these new pronouncements for its other-than-temporary impairment analysis as of January 1, 2006. The adoption of these did not have a significant impact on the financial position or results of operations of the Company.

The Company’s investments in private equity securities are included in “Other Assets.” Those securities are carried at cost, as the Company owns less than 20% and does not otherwise have the ability to exercise significant influence. These securities are written down to their estimated realizable value, when management considers there is an other-than-temporary decline in value, based on financial information received and the business prospects of the entity.

(g) Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and acquisition related liabilities are approximately equal to their carrying amounts because of the short-term maturity of these instruments. The fair value of stockholders’ note receivables was estimated at $65,002 and $55,553 and is based on the Applicable Federal Rates as published by the Internal Revenue Service as of December 31, 2006 and 2007, respectively. The fair value of the long-term debt was estimated at $329,725 and $407,784 and is based on an estimate of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rates available to the Company for debt with similar features as of December 31, 2006 and 2007, respectively.

(h) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is generally recorded at the invoiced amount. The allowance for doubtful accounts is estimated based on an analysis of the aging of the accounts receivable, historical write-offs, customer payment patterns, individual customer creditworthiness, current economic trends, and/or establishment of specific reserves for customers in adverse financial condition. The Company reassesses the adequacy of the allowance for doubtful accounts on a periodic basis.

(i) Foreign Currency

The Company has determined local currencies are the functional currencies of the foreign operations. The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange and statement of income items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in stockholders’ deficit.

(j) Stock Based Compensation

The Company follows FAS No. 123(R), Share-Based Payment (“FAS No. 123(R)”). FAS No. 123(R) is a revision of FAS No. 123, as amended, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Under FAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the options granted, and is recognized as expense over the requisite service period. On January 1, 2005, the Company adopted FAS No. 123(R) using a prospective approach, as required under FAS No. 123(R). Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption.

FAS No. 123(R) requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (the “substantive vesting period”). The Company’s 1996 Incentive Plan Stock Option Agreement (the “Option Plan”) provides an accelerated vesting for awards provided to employees who retire at the minimum age of 62 and completes at least five years of prior service. For these awards the Company follows the substantive vesting period approach.

The fair value of the stock options granted is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The expected term (estimated period of time outstanding) was estimated using the simplified method as defined in SAB No. 107, in which the expected term equals the average of graded vesting term and the contractual term. The risk-free interest rate is based on the yield of U.S. Treasury zero coupon securities with a maturity equal to the expected term of the equity award. Expected volatility was based on historical volatility for a period equal to the stock option’s expected term, ending on the day of grant, and calculated on a quarterly basis as determined for purposes of the KSOP. The Company estimates the expected volatility based on the fair value of its Class A common shares as determined quarterly. These values are utilized by the Company to provide liquidity to stockholders under the provisions of the Company’s defined contribution plan and Option Plan. The expected dividend yield has not been included in the fair value calculation as the Company has not and does not expect to pay dividends. The Company estimates expected forfeitures of equity awards at the date of grant and recognizes compensation expense only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Changes in the forfeiture assumptions may impact the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total amount of expense ultimately recognized over the requisite service period, and may impact the timing of expense recognized over the requisite service period.

	2005	2006	2007

Option pricing model	Black-Scholes	Black-Scholes	Black-Scholes
Expected volatility	13.77%	13.53%	13.40%
Risk-free interest rate	4.08%	4.59%	4.54%
Expected term in years	6.13	6.18	6.19
Dividend yield	—	—	—

The per option weighted average grant date fair value of stock options granted during 2005, 2006 and 2007 was $103.94, $167.49 and $210.69, respectively. Stock-based compensation expense in 2005 caused income before income taxes to decrease by $4,094 and net income to decrease by $2,432. Stock-based compensation expense in 2006 caused income before income taxes to decrease by $6,148 and net income to decrease by $3,846. Stock-based compensation expense in 2007 caused income before income taxes to decrease by $8,244 and net income to decrease by $4,988.

(k) Research and development costs

Research and development costs, which primarily relate to the personnel and related overhead costs incurred in developing new services for our customers, are expensed as incurred. Such costs were $5,191, $7,007 and $8,944 in 2005, 2006 and 2007, respectively, and were included in selling, general and administrative expenses.

(l) Income Taxes

The Company accounts for income taxes under the asset and liability method under FAS No. 109, Accounting for Income Taxes (“FAS No. 109”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

In July 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FAS No. 109. FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more-likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the provisions of FIN No. 48, on January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized approximately a $10,338 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007, balance of accumulated deficit. The balance sheet line items impacted by this increase are as follows:

Increase in non-current deferred income taxes	$13,933
Increase in federal and state taxes receivable	$7,620
Increase in other liabilities	$31,891
Increase in accumulated deficit	$10,338

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within “Other liabilities” on the accompanying consolidated balance sheets.

Prior to adopting FIN No. 48, the Company’s policy was to maintain tax contingency liabilities for potential audit issues. The tax contingency liabilities were based on an estimate of the probable amount of additional taxes that may be due in the future. Any additional taxes due would be determined only upon completion of current and future federal state and international tax audits. At December 31, 2006, the Company had $7,620 of tax contingency liabilities included in “Foreign and state taxes receivable.”

(l) Earnings Per Share

Basic and diluted earnings per share (“EPS”) are determined in accordance with FAS No. 128, Earnings per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. Basic EPS excludes all dilutive common stock equivalents. It is based upon the weighted average number of common shares outstanding during the period. Diluted EPS, as calculated using the treasury stock method, reflects the potential dilution that would occur if the Company’s dilutive outstanding stock options were exercised. For purposes of calculating earnings per share, Class A and Class B common shares are combined since both classes have identical rights to earnings.

(m) Pension and Postretirement Benefits

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS No. 158”). FAS No. 158 requires the recognition of the funded status of a benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period, but which are not included as components of periodic benefit cost and the measurement of defined benefit plan assets and obligations as of the balance sheet date. The Company adopted FAS No. 158 as of December 31, 2006. See “Note 17 — Pension and Postretirement Benefits” for additional disclosures required by FAS No. 158 and the effects of adoption.

(n) Product Warranty Obligations

The Company provides warranty coverage for certain of its products. The Company recognizes a product warranty obligation when claims are probable and can be reasonably estimated. As of December 31, 2006 and 2007, product warranty obligations were not significant.

In the ordinary course of business, the Company enters into numerous agreements that contain standard indemnities whereby the Company indemnifies another party for breaches of confidentiality, infringement of intellectual property or gross negligence. Such indemnifications are primarily granted under licensing of computer software. Most agreements contain provisions to limit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the maximum potential amount of future payments that the Company could be required to make under these indemnifications, however the Company is not able to develop an estimate of the maximum potential amount of future payments to be made under these indemnifications as the triggering events are not subject to predictability.

(o) Loss contingencies

The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates are based on management’s judgment. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

(p) Recent Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. This statement enhances existing guidance for measuring assets and liabilities using fair value, such as emphasizing that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007; however, the FASB provided a one-year deferral for implementation of this standard for non-financial assets and liabilities. The adoption of FAS No. 157 will not have a material impact on how we measure fair value, but will require additional disclosures.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which delays the effective date of FAS No. 157 for non-recurring non-financial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Non-financial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities. The Company is currently assessing the impact the adoption of FSP FAS 157-2 for non-recurring non-financial assets and liabilities will have, if any, on its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets & Financial Liabilities — Including an Amendment of FAS No. 115 (“FAS No. 159”). FAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. FAS No. 159 was effective for the Company on January 1, 2008 and it did not elect the fair value option for any of its qualifying financial instruments.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, (“EITF No. 06-11”), that an entity should recognize a realized tax benefit associated with dividends on affected securities charged to retained earnings as an increase in Additional Paid in Capital (“APIC”). The amount recognized in APIC should be included in the APIC pool. When an entity’s estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the statement of operations. The amount reclassified is limited to the APIC pool balance on the reclassification date. EITF No. 06-11 applies prospectively to the income tax benefits of dividends declared on affected securities. The adoption of EITF No. 06-11, effective January 1, 2008, did not have an impact on the financial statements as the Company does not currently pay dividends on its common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS No. 141(R)”). FAS No. 141(R) replaces FAS No. 141, Business Combinations (“FAS No. 141”). FAS No. 141(R) primarily requires an acquirer to recognize the assets acquired and the liabilities assumed, measured at their fair values as of that date. This replaces FAS No. 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Generally, FAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of adopting FAS No. 141(R) will be dependent on the business combinations that the Company may pursue and complete after its effective date.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, (“FAS No. 160”). FAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. FAS No. 160 is effective for the Company on January 1, 2009 except the presentation and disclosure requirements which are required to be applied retrospectively for all periods presented. Earlier adoption of FAS No. 160 is prohibited. The Company is currently evaluating the impact that the adoption of FAS No. 160 will have on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FAS No. 133 (“FAS No. 161”). FAS No. 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding their impact on financial position, financial performance, and cash flows. To achieve this increased transparency, FAS No. 161 requires the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; the disclosure of derivative features that are credit risk-related; and cross-referencing within the footnotes. FAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently assessing the impact the adoption of FAS No. 161 will have, if any, on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets (“FAS No. 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), and other U.S. GAAP.  FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is evaluating the potential impact, if any, the adoption of FSP No. 142-3 will have on its consolidated financial statements.

3.	Concentration of Credit Risk:

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, available for sale securities and accounts receivable, which are generally not collateralized. The Company maintains its cash and cash equivalents with higher credit quality financial institutions in order to limit the amount of credit exposure. The total cash balances are insured by the Federal Deposit Insurance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation (“FDIC”) to a maximum amount of $100 per bank. At December 31, 2007, the Company had cash balances on deposit with five banks that exceeded the balance insured by the FDIC limit by approximately $11,567. At December 31, 2007, the Company also had cash on deposit with foreign banks of approximately $8,385.

The Company considers the concentration of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. The Company’s top fifty customers for the year ended December 31, 2007, represent approximately 44% of revenue, with no individual customer accounting for more than 4% of revenue. No individual customer comprised more than 10% of accounts receivable at December 31, 2006 and 2007.

4.	Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks, money market funds, commercial paper and other liquid instruments with original maturities of 90 days or less at the time of purchase.

5.	Accounts Receivables:

Accounts receivables consist of the following at December 31:

	2006	2007

Billed receivables	$90,366	$88,370
Unbilled receivables	6,632	6,365

Total receivables	96,998	94,735
Less allowance for doubtful accounts	(5,273)	(8,247)

Accounts receivable, net	$91,725	$86,488

6.	Notes Receivable from Stockholders:

Notes receivable from stockholders consists of recourse loans issued by the Company to directors and senior management in connection with exercising stock options. These loans for the exercise price are classified as a component of “Redeemable common stock” on the accompanying consolidated balance sheets. These loans may also include loans for the tax liability and accrued interest incurred in connection with exercising stock options are included in “Notes receivable from stockholders”’ as a component of total assets on the accompanying consolidated balance sheets. As of December 31, 2006 and 2007, approximately $68,357 and $55,328, respectively, of notes receivable from stockholders were outstanding. At December 31, 2006 and 2007, $9,913 and $2,776, respectively, of notes receivable from stockholders were due within one year. These notes were issued at rates approximating market rates of interest. Payments of principal and interest related to these notes are generally deferred until the end of the loan terms, which range from three to nine years. Interest income on notes receivable from shareholders was $1,516, $2,190 and $2,454 during the years ended December 31, 2005, 2006 and 2007, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Investments:

The following is a summary of available-for-sale securities at December 31:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2006
U.S. common stock	$15	$—	$—	$15
Registered investment companies	6,736	506	—	7,242

Total available-for-sale securities	$6,751	$506	$—	$7,257

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2007
Registered investment companies	$29,036	$—	$(686)	$28,350

Noncurrent other assets include private equity securities for which no readily determinable market value exists. At December 31, 2006, and 2007, the carrying value which approximated the estimated fair value of such securities was approximately $200 and $0, respectively.

Proceeds from sales and maturities of investments were $402, $34,893 and $22,872 for 2005, 2006 and 2007, respectively. Realized gains, including write downs related to other-than-temporary impairments of available-for-sale securities and noncurrent other assets were as follows:

	2005	2006	2007

Gross realized gains on U.S. common stock	$—	$—	$135
Gross realized gains on registered investment companies	27	114	922
Impairment of U.S. common stock	—	(205)	—
Impairment of private equity securities	—	(284)	(200)

Realized gains (losses) on securities, net	$27	$(375)	$857

Investment income in 2005 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $1,306, $1,516, and $96, respectively. Investment income in 2006 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $3,315, $2,190, and $424, respectively. Investment income in 2007 includes interest income from cash and cash equivalents, interest income from notes receivable from stockholders, and dividend income from investments of $4,096, $2,456, and $435, respectively.

From time to time, the Company has entered into certain derivative transactions involving the sale of covered call options on underlying investments held by the Company. As of December 31, 2006 and 2007, these call options either expired or were exercised. The gain on the call premiums of $656 and $1,455 was recognized as investment income in 2006 and 2007, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Fixed Assets:

The following is a summary of fixed assets at December 31:

			Accumulated
			Depreciation and
	Useful Life	Cost	Amortization	Net

2006
Furniture and office equipment	3-10 years	$77,372	$(56,252)	$21,120
Leasehold improvements	Lease term	23,573	(6,271)	17,302
Purchased software	3 years	25,663	(20,759)	4,904
Software development costs	3 years	58,047	(38,048)	19,999
Leased equipment	3-4 years	21,093	(13,948)	7,145

Total fixed assets		$205,748	$(135,278)	$70,470

2007
Furniture and office equipment	3-10 years	$102,745	$(67,687)	$35,058
Leasehold improvements	Lease term	24,049	(7,876)	16,173
Purchased software	3 years	30,918	(25,431)	5,487
Software development costs	3 years	69,758	(45,632)	24,126
Leased equipment	3-4 years	17,080	(12,488)	4,592

Total fixed assets		$244,550	$(159,114)	$85,436

Consolidated depreciation and amortization expense on fixed assets for the years ended December 31, 2005, 2006 and 2007, was approximately $22,024, $28,007 and $31,745, of which $5,281, $6,403 and $7,584 related to capitalized software development costs, respectively. Leased equipment includes amounts held under capital leases for automobiles, computer software, and computer equipment.

9.	Goodwill and Intangible Assets:

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives and are not amortized. Intangible assets determined to have finite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually as of June 30, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when fair value is lower than carrying value, the carrying value of these assets is reduced to fair value. For the years ended December 31, 2005, 2006, and 2007, the Company recorded an impairment charge of $1,500, $0, and $1,744, respectively, included in “Loss from discontinued operations, net of tax” in the consolidated statements of operations.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the change in goodwill for the years ended December 31, 2006 and 2007, both in total and as allocated to the Company’s operating segments:

	Risk	Decision
	Assessment	Analytics	Total

Goodwill at December 31, 2005	$23,303	$126,295	$149,598
Current year acquisitions	—	69,328	69,328
Earnout related payments	4,362	8,934	13,296
Reclassifications to deferred income taxes	—	(7,542)	(7,542)

Goodwill at December 31, 2006	27,665	197,015	224,680
Current year acquisitions	—	14,157	14,157
Earnout related payments	243	102,555	102,798
Impairment charge	—	(1,744)	(1,744)

Goodwill at December 31, 2007	$27,908	$311,983	$339,891

As of December 31, 2006 and 2007, the Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted
	Average		Accumulated
	Useful Life	Cost	Amortization	Net

2006
Technology-based	6 years	$157,946	$(55,869)	$102,077
Marketing-related	4 years	16,990	(10,678)	6,312
Contract-based	6 years	6,555	(4,641)	1,914
Customer-related	9 years	37,775	(8,360)	29,415

Total intangible assets		$219,266	$(79,548)	$139,718

	Weighted
	Average		Accumulated
	Useful Life	Cost	Amortization	Net

2007
Technology-based	5 years	$164,317	$(80,419)	$83,898
Marketing-related	4 years	25,846	(13,667)	12,179
Contract-based	6 years	6,555	(5,596)	959
Customer-related	13 years	57,906	(13,782)	44,124

Total intangible assets		$254,624	$(113,464)	$141,160

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated amortization expense related to intangible assets for the years ended December 31, 2005, 2006 and 2007, was approximately $19,800, $26,854 and $33,916, respectively. Estimated amortization expense through 2012 and thereafter for intangible assets subject to amortization is as follows:

Year	Amount

2008	$30,025
2009	$27,920
2010	$22,721
2011	$16,455
2012	$14,319
Thereafter	$29,720

10.	Acquisitions and Discontinued Operations:

2007 Acquisitions

In 2007, the Company acquired five entities for an aggregate cash purchase price of approximately $50,538 and funded indemnity and contingent payment escrows totaling $3,344 and $1,031, respectively. At December 31, 2007, the current and long-term portions of these escrows amounted to $3,513 and $900 and have been included in “Other current assets” and “Other assets”, respectively. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding contingency escrows, was allocated to assets acquired based on their estimated fair values as of the acquisition dates. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the five entities purchased in 2007 is as follows:

On January 11, 2007, the Company acquired the remaining 20% of the stock of National Equipment Register (“NER”), resulting in 100% ownership, in order to more closely align operations with existing businesses. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financials results for 2007 and 2008. NER is a provider of solutions to increase the recovery rate of stolen equipment and reduce the costs associated with theft for owners and insurers.

On March 23, 2007, the Company acquired the rights, title, and interest of the name, trade name, and service mark, “Rex Depot” and other intangible assets of Smith Sekelsky Web Products, LLC. The assets associated with this acquisition further enhance the capability of the Company’s appraisal software offerings.

On October 3, 2007, the Company acquired 100% of the net assets of HealthCare Insight, LLC (“HCI”), a Salt Lake City, UT based company whose solutions enable healthcare claims payors to prevent fraud, abuse, and overpayment. The acquisition of HCI further supports the Company’s objective as the leading provider of data, analytics, and decision-support solutions for healthcare claims payors. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2008. HCI combines automated modeling and profiling of claims with the enhanced accuracy available through clinical validation.

On October 12, 2007, the Company acquired 100% of the net assets of NIA Consulting, LTD (“NIA”), a Mason, TX based company, which is a leading provider of fraud detection and forensic audit services for the home mortgage and mortgage insurance industries. Adding NIA and its proprietary database to the Company’s fraud protection solution strengthens the Company’s search capacity and positions the Company to incorporate more real-world fraud schemes into the Company’s automated solutions. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2008.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 19, 2007, the Company acquired 100% of the net assets of Predicted Solutions, a leading provider of computer software applications and algorithms for commercial and governmental health plans and Medicaid to help health plan administrators detect and recover losses due to fraud, waste and abuse. The acquisition integrates with the Company’s analytic methodology to provide customers with the information needed to ensure their program integrity through better pharmacy and payment analysis.

The allocation of purchase price for the 2007 acquisitions resulted in finite lived intangible assets of $35,358 with no residual value, goodwill of $14,157, and fair value of tangible assets acquired of $581. The goodwill associated with the 2007 acquisitions is included within the Decision Analytics segment. The Company did not assume significant liabilities related to these acquisitions. The goodwill for all acquisitions is expected to be deductible for tax purposes over 15 years. As of December 31, 2007, the Company has not finalized the working capital adjustments related to the HCI and NIA acquisitions due to the timeframe established within the agreements relative to timing of year-end reporting.

The amounts assigned to intangible assets by type for the 2007 acquisitions are summarized in the table below:

	Weighted Average
	Useful Life	Total

Technology-based	4 years	$6,371
Marketing-related	4 years	8,856
Customer-related	19 years	20,131

Total intangible assets		$35,358

2006 Acquisitions

In 2006, the Company acquired four entities for an aggregate cash purchase price of approximately $202,149, of which $187,956 relates to Xactware, and funded indemnity and contingent payment escrows totaling $11,100 and $3,500, respectively. At December 31, 2006, the current and long-term portions of these escrows amounted to $4,100 and $10,500 and have been included in “Other current assets” and “Other assets”, respectively. At December 31, 2007, the current and long-term portions of these escrows amounted to $543 and $10,700 and have been included in “Other current assets” and “Other assets”, respectively. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding contingency escrows, was allocated to assets acquired based on their estimated fair values as of the dates of acquisition. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the four entities purchased in 2006 follows:

On March 28, 2006, the Company acquired 100% of the net assets of RegsData, Inc. (“RegsData”), a Milford, CT based provider of automated mortgage-licensing compliance services allowing the ability to manage and monitor third-party relationships and provide a comprehensive solution for the mortgage industry. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for the trailing 15-month period ending June 30, 2007.

On August 8, 2006, the Company acquired 100% of the net assets of Xactware, Inc. (“Xactware”), an Orem, UT based provider of repair estimation and data analysis to assist property insurance carriers and their business partners in adjusting property claims, thus delivering more comprehensive products and services to the Company’s property insurance claims customers. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007 and 2008.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 23, 2006, the Company acquired 100% of the net assets of Domus Systems, Inc. (“Domus”), an Agoura Hills, CA based provider of automated compliance and reporting services to the affordable-housing industry. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007.

On October 11, 2006, the Company acquired 100% of the net assets of Urix LLC (“Urix”), a Cheshire, CT based provider of cutting-edge healthcare and employer reporting solutions. Urix is a leading developer of web-based healthcare analytic solutions that are both scalable and cost-effective on a national level. The purchase includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions that occurred in 2006. The goodwill associated with the 2006 acquisitions is included in the Decision Analytics segment.

	Xactware	All other	Total

Current assets	$7,061	$926	$7,987
Property and equipment	2,320	107	2,427
Other assets	11	—	11
Intangible assets	121,603	7,234	128,837
Goodwill	63,309	6,019	69,328

Total assets acquired	194,304	14,286	208,590
Current liabilities	6,348	93	6,441

Total liabilities assumed	6,348	93	6,441

Net assets acquired	$187,956	$14,193	$202,149

Supplemental information on an unaudited pro forma basis is presented below as if the acquisition of Xactware occurred at the beginning of the years 2005 and 2006. The pro forma information presented below is based on estimates and assumptions, which the Company believes are reasonable and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had this acquisition been completed at the beginning of 2005 and 2006. The unaudited pro forma information includes intangible asset amortization charges and incremental borrowing costs as result of the acquisition, net of related tax impacts, estimated using the Company’s effective tax rate for continuing operations for each period.

	2005	2006
	(unaudited)

Pro forma revenues	$686,851	$761,192
Pro forma net income	$122,901	$148,009
Pro forma basic income per share of Class A and Class B	$28.86	$35.83
Pro forma diluted income per share of Class A and Class B	$27.54	$34.35

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts assigned to intangible assets by type for the 2006 acquisitions are summarized in the table below:

	Weighted Average
	Useful Life	Xactware	All other	Total

Technology-based	6 years	$94,604	$5,221	$99,825
Marketing-related	3 years	4,640	1,074	5,714
Customer-related	12 years	22,359	939	23,298

Total intangible assets		$121,603	$7,234	$128,837

As of December 31, 2006, the Company had estimated the allocation of purchase price to goodwill and deferred taxes for the RegsData, Xactware, Domus Systems and Urix acquisitions. In 2007, the Company finalized the RegsData, Xactware, Domus Systems and Urix purchase allocations. The goodwill for all acquisitions is expected to be deductible for tax purposes over 15 years. The acquired intangible assets have useful lives ranging from 2 to 14 years with no residual value.

2005 Acquisitions

In 2005, the Company acquired three entities within the Decision Analytics segment for an aggregate cash purchase price of approximately $62,715 and funded contingency escrows totaling $14,354. These acquisitions were accounted for under the purchase method. Accordingly, the purchase price, excluding contingency escrows, was allocated to assets acquired based on their estimated fair values as of the dates of acquisition. Each entity’s operating results have been included in the Company’s consolidated results from the respective dates of acquisition. A description of the three entities purchased in 2005 follows:

In 2005, the Company made two acquisitions in order to expand its decision analytics services into the mortgage industry. On January 14, 2005, the Company entered into an agreement and plan of merger to purchase 100% of the stock of Appintelligence, Inc. (“Appintelligence”), a Weldon Spring, MO based provider of data integrity, fraud prevention and risk assessment and mitigation tools, designed to maximize loss mitigation and recovery efforts for lenders in the mortgage industry.

On March 31, 2005, the Company entered into an agreement and plan of merger to purchase 100% of the stock of Sysdome, Inc. (“Sysdome”), a Calabasas, CA based provider of fraud-detection and decision-support tools, enabling mortgage professionals to detect identity and property fraud quickly and accurately.

On August 10, 2005, the Company acquired 100% of the net assets of eLiens, a College Station, TX based provider of fast, easy, and economical lien holder and mortgagee notification services to insurance carriers. This acquisition utilized the Company’s expertise of data management for the insurance industry.

As of December 31, 2005, the Company had estimated the allocation of purchase price for deferred taxes and goodwill for the Appintelligence, Sysdome and eLiens acquisitions. In 2006, the Company finalized the Appintelligence, Sysdome and eLiens purchase allocations, resulting in a reallocation of $7,542 from goodwill to deferred taxes. Goodwill and intangible assets recognized in these transactions amounted to approximately $39,663 and $29,343, respectively. The goodwill for Appintelligence and Sysdome is not expected to be deductible for tax purposes, while goodwill for eLiens of $2,816 is expected to be deductible over 15 years. The acquired intangible assets have useful lives ranging from 1 to 7 years with no residual value.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition Contingent Payments

The annual aggregate maximum contingent payment, subject to the achievement of certain predetermined financial results, for the year ending December 31, 2008 would be $240,931, of which $191,800 relates to Xactware. A condition of the additional payments for certain of the acquisitions, is the continued employment of key employees resulting in the treatment of such additional payments as compensation expense. Compensation expense related to earn out payments for fiscal 2005, 2006 and 2007 was $9,734, $9,027 and $3,605, respectively. Based on the actual results of operations and agreements which required the continuing employment of key employees the Company was required to make payments of $13,414 and $2,200, in 2006 and 2007, respectively. For Xactware, contingent payments were not related to continuing employment of key employees, and as such the amount due of $98,100 was treated as additional purchase price. These amounts, which are included in “Acquisition related liabilities” in the accompanying consolidated balance sheet were paid the year after they were accrued.

Acquisition Contingent Escrows

Pursuant to the related acquisition agreements, the Company has funded various escrow accounts to satisfy pre-acquisition indemnity and tax claims arising subsequent to the acquisition date, as well as a portion of the contingent payments. The future additional payments that may be required pursuant to the terms of the purchase agreements are not reflected as liabilities in the accompanying consolidated balance sheets, as the final payments are contingent on future events. At December 31, 2006 and 2007, the current portion of the escrow amounted to $11,465 and $5,767 respectively, and has been included in “Other current assets.” The indemnification portion of these escrows were $600 and $4,083 at December 31, 2006 and 2007, respectively. At December 31, 2006 and 2007, the noncurrent portion of the escrow, all of which are indemnification escrows, amounted to $10,510 and $11,596, of which $10,000 relates to Xactware, and has been included in “Other assets” at December 31, 2006 and 2007.

Discontinued Operations

As of December 31, 2007, the Company discontinued operations of its claims consulting business located in New Hope, PA and the United Kingdom. The results for this business were accounted for as discontinued operations in the consolidated financial statements for each of the years in the three year period ended December 31, 2007. Within the 2007 pre-tax loss are $2,786 of expenses directly related to the exit activity, which primarily consist of goodwill impairment of $1,744, other current asset write-off of $445, fixed asset disposals of $265, and employee separation costs of $119. The summarized, combined statements of operations from discontinued operations for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007

Revenues	$4,249	$4,456	$2,352

Pre-tax loss	$(3,295)	$(2,517)	$(6,085)
Tax benefit	721	712	1,496

Loss from discontinued operations, net of tax	$(2,574)	$(1,805)	$(4,589)

Depreciation expenses related to the discontinued operations for years ending 2005, 2006 and 2007 were $99, $112 and $98, respectively.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Income Taxes:

The tax effects of significant items comprising the Company’s deferred tax assets, as of December 31 is as follows:

	2006	2007

Employee wages, pensions and other benefits	$12,633	$18,118
Postretirement benefits	11,923	11,231
Fixed assets	(4,700)	(3,281)
Deferred revenue adjustment	4,632	7,391
Deferred rent adjustment	3,289	3,598
Net operating loss carryover	5,768	6,383
Pension and postretirement unfunded liability adjustment	9,947	5,621
Adjustment for unrealized (gains) losses	(189)	274
State tax adjustments	—	15,686
Goodwill amortization	13,159	8,586
Other	1,995	6,260
Valuation allowance	(2,144)	(1,534)

Net deferred tax assets	$56,313	$78,333

As a result of certain realization requirements of FAS No. 123(R), the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2007 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $13,436 if and when such deferred tax assets are ultimately realized. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

As of December 31, 2007, a deferred tax asset in the amount of $24 was recorded in connection with the acquisition of HCI. As of December 31, 2006, deferred tax assets in the amount of $823 and $6,719 were recorded in connection with the acquisition of AppIntelligence and Sysdome, respectively. The ultimate realization of the deferred tax assets depends on the Company’s ability to generate sufficient taxable income in the future. The Company has provided for a valuation allowance against the deferred tax asset associated with the capital loss carryforwards expiring in 2012 and the net operating losses of certain foreign subsidiaries. The Company’s net operating loss carryforwards expire as follows:

2008–2015	$78.8 million
2016–2020	0.6 million
2021–2027	31.4 million

$110.8 million

A valuation allowance has been established based on management’s evaluation of the likelihood of utilizing the capital loss carryforwards before they expire. Management has determined that the generation of future foreign taxable income to realize the deferred tax assets is uncertain. Other than these items, management has determined, based on the Company’s historical operating performance, that taxable income of the Company will more likely than not be sufficient to fully realize the deferred tax assets.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provision for the years ended December 31 is as follows:

	2005	2006	2007

Current:
Federal and foreign	$82,723	$86,297	$96,277
State and local	10,718	12,663	17,843

	$93,441	$98,960	$114,120

Deferred:
Federal and foreign	$(5,944)	$(9,800)	$(7,041)
State and local	(1,775)	(2,239)	(3,895)

	$(7,719)	$(12,039)	$(10,936)

Provision for income taxes	$85,722	$86,921	$103,184

The Company’s income tax benefit for discontinued operations for fiscal 2005, 2006 and 2007 was $721, $712 and $1,496, respectively.

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate is as follows for the years ended December 31:

	2005	2006	2007

Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.7%	2.9%	3.2%
Non-deductible KSOP expenses	2.1%	2.7%	2.9%
State tax adjustments	(0.1)%	(3.1)%	(0.3)%
Other	0.6%	(0.2)%	(0.8)%

Effective tax rate for continuing operations	40.3%	37.3%	40.0%

Effective January 1, 2007, the Company adopted FIN No. 48, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For each tax position, the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Unrecognized tax benefit at January 1, 2007	$27,052
Gross increase in tax positions in prior period	—
Gross decrease in tax positions in prior period	—
Gross increase in tax positions in current period	7,662
Settlements	—
Lapse of statute of limitations	(2,684)

Unrecognized tax benefit, December 31, 2007	$32,030

Included in the total unrecognized tax benefits of $32,030 was $24,368 that, if recognized, would have a favorable effect on the Company’s effective tax rate. The remaining unrecognized tax benefits would

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not affect the Company’s effective tax rate. The Company’s practice is to recognize interest and penalties associated with income taxes as a component of income tax expense. At January 1, 2007 and December 31, 2007, approximately $4,879 and $7,033, respectively, was accrued in the Company’s consolidated balance sheet for the payment of interest and penalties associated with income taxes. The Company’s unrecognized tax benefits largely include state exposures from allocation of income between jurisdictions, not filing a state tax return, the methods of filing state tax returns, and the utilization of tax credits. The Company does not expect an increase in unrecognized benefits related to state tax exposures within the coming year. In addition, the Company believes that it is reasonably possible that approximately $3,394 of its currently remaining unrecognized tax positions, each of which is individually insignificant, may be recognized by the end of 2008 as a result of a lapse of the statute of limitations.

The Company is subject to taxation in the U.S. (for both Federal and multiple states) and in certain foreign jurisdictions. The Company’s 2004, 2005 and 2006 tax years are subject to examination by the U.S. and foreign tax authorities. With some exceptions, the Company is no longer subject to U.S. Federal, state or foreign examinations by tax authorities for tax years before 2004.

12.	Composition of Certain Financial Statement Captions:

The following table presents the components of “Other current assets,” “Accounts payable and accrued liabilities” and “Other liabilities” at December 31:

	2006	2007

Other current assets:
Acquisition contingent escrows	$11,465	$5,767
Other current assets	1,726	2,758

Total other current assets	$13,191	$8,525

Accounts payable and accrued liabilities:
Accrued salaries, benefits and other related costs	$43,175	$48,417
Other current liabilities	23,535	29,817

Total accounts payable and accrued liabilities	$66,710	$78,234

Other liabilities:
Unrecognized tax benefits	$—	$39,023
Deferred rent	10,044	11,028
Other liabilities	12,119	12,034

Total other liabilities	$22,163	$62,085

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Debt:

The following table presents short-term and long-term debt by issuance:

			As of December 31,
	Issuance Date	Maturity Date	2006	2007

Short-term debt:
Prudential senior notes:
4.11% Series B senior notes	6/10/2004	6/10/2007	$60,000	$—
4.12% Series C senior notes	6/28/2004	6/28/2007	40,000	—
Bank of America	10/25/2006	4/25/2007	15,000	—
Bank of America	10/25/2007	4/25/2008	—	15,000
JPMorgan Chase	12/31/2007	1/3/2008	—	15,000
Capital lease obligations	Various	Various	5,463	4,408
Other	Various	Various	388	763

Short-term debt			$120,851	$35,171

Long-term debt:
Prudential senior notes:
4.46% Series D senior notes	6/14/2005	6/13/2009	$100,000	$100,000
4.60% Series E senior notes	6/14/2005	6/13/2011	50,000	50,000
6.00% Series F senior notes	8/8/2006	8/8/2011	25,000	25,000
6.13% Series G senior notes	8/8/2006	8/8/2013	75,000	75,000
5.84% Series H senior notes	10/26/2007	10/26/2013	—	17,500
5.84% Series H senior notes	10/26/2007	10/26/2015	—	17,500
Principal senior notes:
6.03% Series A senior notes	8/8/2006	8/8/2011	50,000	50,000
6.16% Series B senior notes	8/8/2006	8/8/2013	25,000	25,000
New York Life senior notes:
5.87% Series A senior notes	3/16/2007	10/26/2013	—	17,500
5.87% Series A senior notes	3/16/2007	10/26/2015	—	17,500
Other obligations:
Capital lease obligations	Various	Various	1,814	7,299
Other	Various	Various	1,033	860

Long-term debt			$327,847	$403,159

Accrued interest associated with the Company’s outstanding debt obligations was $2,239 and $2,548 as of December 2006 and 2007, respectively. Consolidated interest expense associated with the Company’s outstanding debt obligations was $10,238, $16,184, and $22,590 for the years ended December 31, 2005, 2006, and 2007, respectively.

Prudential Master Shelf Agreement

On June 13, 2003, the Company authorized the issuance of senior promissory notes (“Prudential Shelf Notes”) under an uncommitted master shelf agreement with Prudential Capital Group (“Prudential”) in the aggregate principal amount of $200,000. On February 1, 2005, the Company amended the shelf agreement to increase the authorization of additional senior promissory notes in the aggregate principal amount by

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$150,000. On February 1, 2007, the Company amended the shelf agreement to increase the authorization of additional senior promissory notes in the aggregate principal amount by $100,000. Prudential Shelf Notes may be issued and sold until the earliest of (i) February 28, 2010 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate Prudential Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Prudential Shelf Notes, not to exceed five years. The Prudential Shelf Note agreement is uncommitted with a one time facility fee of $50. The net proceeds from the notes were utilized to repurchase Class B Company stock, to repay certain maturing notes and revolving credit facilities, and to fund acquisitions. Interest on the notes is payable quarterly.

Principal Master Shelf Agreement

On July 10, 2006, the Company authorized the issuance of senior promissory notes (“Principal Shelf Notes”) under an uncommitted master shelf agreement with Principal Global Investors, LLC (“Principal”) in the aggregate principal amount of $75,000. Principal Shelf Notes may be issued and sold until the earliest of (i) July 10, 2009 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate Principal Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Principal Shelf Notes, not to exceed five years. The Principal Shelf Note is uncommitted with a one time facility fee of $25, no fees for the first issuance, and fees in the amount equal to 0.125% of the aggregate principal amount for subsequent issuances. The net proceeds from the notes issued were utilized to fund acquisitions. Interest on the notes is payable quarterly.

As of December 31, 2006 and 2007, $75,000 was outstanding under this agreement. The Principal Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios.

New York Life Master Shelf Agreement

On March 16, 2007, the Company authorized the issuance of senior promissory notes (“New York Life Shelf Notes”) under an uncommitted master shelf agreement with New York Life in the aggregate principal amount of $100,000. New York Life Shelf Notes may be issued and sold until the earliest of (i) March 16, 2010 (ii) the thirtieth day after receiving written notice to terminate; or (iii) the last closing day after which there is no remaining facility available. Interest is payable at a fixed rate or variable floating rate. Fixed rate New York Life Shelf Notes are subject to final maturities not to exceed ten years and, in the case of floating rate Shelf Notes, not to exceed five years. The New York Life Shelf Note is uncommitted with no fees for the first issuance, and fees in the amount equal to 0.125% of the aggregate principal amount for subsequent issuances. The net proceeds from the notes issued were utilized to fund acquisitions. Interest on the notes is payable quarterly.

As of December 31, 2007, $35,000 was outstanding under this agreement. The New York Life Shelf Notes contain covenants that, among other things, require the Company to maintain certain leverage and fixed charge ratios.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Maturities

The following table reflects the Company’s debt maturities:

Year	Amount

2008	$35,171
2009	104,272
2010	3,548
2011	125,305
2012	34
2013 and thereafter	170,000

Revolving Credit Facilities

The following table presents the revolving credit facilities outstanding at December 31:

			Maximum
	Effective	Expiration	Available		Interest	Borrowings
Description	Date	Date	Committed	Uncommitted	Rate	Outstanding

2006:
JPMorgan Chase	9/30/2006	9/30/2007	$25,000	$50,000	LIBOR + .65%	$—
Bank of America	9/30/2006	9/30/2007	10,000	40,000	LIBOR + .75%	15,000
Citibank	10/1/2006	10/31/2007	20,000	30,000	PRIME −1.0%	—
Morgan Stanley	8/29/2006	8/28/2007	—	50,000	Determined at the time of borrowing	—

Total			$55,000	$170,000		$15,000

2007:
JPMorgan Chase	10/1/2007	9/30/2008	$25,000	$50,000	LIBOR + .65%	$15,000
Bank of America	9/30/2007	9/30/2008	10,000	50,000	LIBOR + .65%	15,000
Citibank	10/31/2007	10/29/2008	20,000	30,000	LIBOR + .65%	—
Morgan Stanley	8/29/2007	8/28/2008	—	50,000	Determined at the time of borrowing	—

			$55,000	$180,000		$30,000

In 2006, the Company amended its uncommitted master shelf agreements and revolving credit facilities to have four of its 100% owned subsidiaries, including ISO Claims Services, Inc., ISO Investment Holdings, Inc., AIR Worldwide Corporation, and ISO Services, Inc., fully and unconditionally, and jointly and severally guarantee all of its obligations under the credit facilities. In connection with this amendment, a sharing agreement was created between the Company and a syndicate of lenders in consideration of the exercise of set-off rights in connection with the guaranties. On September 30, 2007, the Company renegotiated the Bank of America credit facility to increase the availability to $60,000 and extend the maturity through September 2008.

The Bank of America committed line has an annual facility fee of $25 and interest on outstanding borrowings is payable monthly, at a rate of 5.59% at December 31, 2007. As of December 31, 2007 and 2006, $15,000 of borrowings was outstanding under this credit facility.

In October 2005, the Company renegotiated the revolving credit facility with JPMorganChase to increase the availability to $75,000. Interest on outstanding borrowings is payable monthly, at a rate of 4.90% at December 31, 2007. The committed line has an annual facility fee of 0.10% of the unused portion and

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest on outstanding borrowings is payable monthly. On September 30, 2007, the Company renegotiated the facility to extend the maturity through September 30, 2008. As of December 31, 2007, $15,000 of borrowings was outstanding under this credit facility.

On January 23, 2006, the Company entered into a $50,000 revolving credit agreement with Citibank, of which $20,000 is committed. Interest is payable monthly at the Prime rate minus 1%. The Company has the option on the commitment termination date to convert the revolver to a one year term loan at a cost of a 10 basis point fee on the converted amount. On October 31, 2007, the agreement was amended to change the interest rate and extend the maturity until October 29, 2008.

In August 2006, the Company entered into a $50,000 revolving credit facility with Morgan Stanley Bank. Interest is payable monthly at a rate to be determined at the time of borrowing. On August 29, 2007, the Company renegotiated the facility to extend the maturity through August 28, 2008.

14.	Redeemable Common Stock:

On November 18, 1996, the Company authorized 6,700,000 Class A shares. The Class A shares are reserved for the use in incentive plans for key employees and directors under the Option Plan, and for issuance to the KSOP. The Class A shares have voting rights to elect nine of the thirteen members of the board of directors. The Company’s Certificate of Incorporation limits those who may own Class A shares to current and former employees or directors, the KSOP and trusts by or for the benefit of immediate family members of employees and former employees.

Under the terms of the Option Plan, Class A shares resulting from exercised options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value at the date of the redemption request of the Class A shares. For options granted in 2002 through 2004, the Company has the ability to defer the cash settlement of the redemption up to one year. For options granted after 2004, the Company has the ability to defer the cash settlement of the redemption for up to two years. Under the terms of the KSOP, eligible participants may elect to diversify 100% of their 401(k) and up to 35% of their ESOP contributions that were made in the form of Class A stock. In addition, upon retirement or termination participants in the KSOP are required to liquidate their ownership in Class A common shares. Since the Class A shares distributed under the Option Plan and KSOP is subject to the restrictions above, the participant has the right to require the Company to repurchase shares based on the then current fair value of the Class A shares.

The fair value of the Company’s Class A redeemable common stock is established for purposes of the KSOP on the final day of the quarter and such price is utilized for all share transactions in the subsequent quarter. The current valuation in effect for the KSOP is also considered fair value for Class A redeemable common stock and related transactions within the Insurance Services Office, Inc. 1996 Incentive Plan.

The valuation methodology is based on a variety of qualitative and quantitative factors including the nature of the business and history of the enterprise, the economic outlook in general and the condition of the specific industries in which the Company operates, the financial condition of the business, the Company’s ability to generate free cash flow, and goodwill or other intangible asset value. The determination of the fair market value employs both a comparable public company analysis, which examines the valuation multiples of companies deemed comparable, in whole or in part, to the Company and a discounted cash flow analysis that determines a present value of the projected future cash flows of the business. The Company regularly assesses the underlying assumptions used in the valuation methodologies. As a result, the Company has utilized this quarterly fair value for all its Class A redeemable common stock transactions, as required by terms of the KSOP and the Insurance Services Office, Inc. 1996 Incentive Plan.

The Company follows SEC Accounting Series Release (“ASR”) No. 268, Presentation in Financial Statements of Preferred Redeemable Stock (“ASR No. 268”). ASR No. 268 requires the Company to record

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A shares and vested stock options at full redemption value at each balance sheet date as the redemption of these securities is not solely within the control of the Company. Redemption value for the Class A shares is determined quarterly for purposes of the KSOP. At December 31, 2006 and 2007, the fair value was $755 and $862 per Class A share, respectively. The redemption value of the Class A shares at December 31, 2006 and 2007 totaled $1,183,049 and $1,217,942, respectively, which includes $165,656 and $215,380, respectively, of aggregate intrinsic value of outstanding unexercised vested stock options.

During 2005, 2006, and 2007, 405,743, 253,000, and 256,842 Class A shares were redeemed by the Company at an average price per share of $430.26, $595.70, $803.73, respectively. Included in Class A shares redeemed were $86,271, $45,042 and $16,096 for shares utilized to satisfy minimum tax withholdings on options exercised during the years ended December 31, 2005, 2006, and 2007 respectively.

Subsequent changes to the redemption value of the securities is charged first to retained earnings; once retained earnings is depleted, then to additional paid-in-capital, if additional paid-in-capital is also depleted, then to accumulated deficit. During the years ended December 31, 2005, 2006 and 2007, the increases in redemption value of redeemable common stock totaled $178,881, $239,195 and $34,893, respectively. Additional information regarding the changes in redeemable common stock for the years ended December 31, 2005, 2006 and 2007 are provided in the table below.

					Notes	Total
	Class A Redeemable Common Stock				Receivable	Redeemable
		Redemption	Unearned	Additional	from	Common
	Shares	Value	KSOP	Pain-in-Capital	Stockholders’	Stock

Balance, January 1, 2005	2,435,584	$764,973	$(6,561)	$—	$(35,880)	$722,532
Redemption of Class A common stock	—	(88,305)	—		11,411	(76,894)
KSOP shares earned	—	—	838	12,955	—	13,793
Stock based compensation				4,094		4,094
Stock options exercised	233,608	10,484	—	27,852	(12,573)	25,763
Other stock issuances	494	220	—		—	220
Increase in redemption value of Class A common stock	—	256,482	—	(44,901)	—	211,581

Balance, December 31, 2005	2,669,686	$943,854	$(5,723)	$—	$(37,042)	$901,089

Redemption of Class A common stock	—	(105,670)	—		9,277	(96,393)
KSOP shares earned	—	—	810	17,969	—	18,779
Stock based compensation				6,148		6,148
Stock options exercised	179,967	62,435	—	31,964	(24,438)	69,961
Other stock issuances	232	149	—		—	149
Increase in redemption value of Class A common stock	—	282,281	—	$(56,081)	—	226,200

Balance, December 31, 2006	2,849,885	$1,183,049	$(4,913)	$—	$(52,203)	$1,125,933

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Notes	Total
	Class A Redeemable Common Stock				Receivable	Redeemable
		Redemption	Unearned	Additional	from	Common
	Shares	Value	KSOP	Pain-in-Capital	Stockholders’	Stock

Redemption of Class A common stock	—	(190,336)	—		24,708	(165,628)
KSOP shares earned	—	—	784	21,463	—	22,247
Stock based compensation				8,244		8,244
Stock options exercised	72,083	28,526	—	12,798	(15,130)	26,194
Other stock issuances	285	238	—		—	238
Increase in redemption value of Class A common stock	—	196,465	—	(42,505)	—	153,960

Balance, December 31, 2007	2,922,253	$1,217,942	$(4,129)	$—	$(42,625)	$1,171,188

15.	Stockholders’ Deficit:

On November 18, 1996, the Company authorized 20,000,000 Class B shares. The Class B shares have the same rights as Class A shares with respect to dividends and economic ownership, but have voting rights to elect three of the thirteen directors. The thirteenth seat on the board of directors is held by the chief executive officer of the Company. The Company repurchased 161,837, 2,895, and 72,488 Class B shares in 2005, 2006, and 2007 at an average price of $243.32, $385.20, and $498.15 per share, respectively.

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, less the weighted average ESOP shares of common stock that have not been committed to be released. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding using the treasury stock method, if the dilutive potential common shares, such as stock awards and stock options, had been issued.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the years ended

	December 31,	December 31,	December 31,
	2005	2006	2007

Numerator used in basic and diluted EPS:
Income from continuing operations	$126,947	$145,856	$154,963
Loss from discontinued operations, net of tax benefit	(2,574)	(1,805)	(4,589)

Net income	$124,373	$144,051	$150,374

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,	December 31,
	2005	2006	2007

Denominator:
Weighted average number of common shares used in basic EPS	4,258,989	4,130,962	4,016,928
Effect of dilutive shares:
Potential Class A redeemable common stock issuable upon exercise of stock options	203,120	178,014	168,223

Weighted average number of common shares and dilutive potential common shares used in diluted EPS	4,462,109	4,308,976	4,185,151

Basic EPS:
Income from continuing operations	$29.81	$35.31	$38.58
Loss from discontinued operations, net of tax benefit	(0.61)	(0.44)	(1.14)

Basic EPS	$29.20	$34.87	$37.44

Diluted EPS:
Income from continuing operation	$28.45	$33.85	$37.03
Loss from discontinued operations, net of tax benefit	(0.58)	(0.42)	(1.10)

Diluted EPS	$27.87	$33.43	$35.93

The potential shares of common stock that were excluded from diluted earnings per share were 119,857, 66,570 and 60,661 for 2005, 2006 and 2007, respectively, because the effect of including these potential shares was antidilutive.

Unaudited pro forma net income (loss) per share is presented for additional information only. As disclosed in “Note 21 — Subsequent Events,” Verisk Analytics, Inc. (“Verisk”) will become the new holding company of Insurance Services Office, Inc. In connection with the initial public offering, the stock of Insurance Services Office, Inc. will convert to stock of Verisk and Verisk plans to affect a stock split of its common stock. Pro forma net income (loss) per share is computed as if this stock split occurred at the beginning of 2007.

Accumulated Other Comprehensive Loss

The following is a summary of accumulated other comprehensive loss at December 31:

	2006	2007

Unrealized gains (losses) on investments	$318	$(412)
Unrealized foreign currency gains	357	154
Pension and postretirement unfunded liability adjustment	(16,692)	(8,441)

Accumulated other comprehensive loss	$(16,017)	$(8,699)

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The before tax and after tax amounts for these categories, and the related tax benefit (expense) included in other comprehensive loss are summarized below:

		Tax Benefit
2005	Before Tax	(Expense)	After Tax

Unrealized holding gains on investments arising during the year	$176	$(70)	$106
Reclassification adjustment for amounts included in net income	(27)	9	(18)
Unrealized foreign currency losses	(549)	—	(549)
Minimum pension liability adjustment	(4,126)	1,662	(2,464)

Total other comprehensive loss	$(4,526)	$1,601	$(2,925)

2006
Unrealized holding gains on investments arising during the year	$467	$(176)	$291
Reclassification adjustment for amounts included in net income	91	(34)	57
Unrealized foreign currency gain	376	—	376
Minimum pension liability adjustment	2,814	(1,186)	1,628

Total other comprehensive gain	$3,748	$(1,396)	$2,352

2007
Unrealized holding losses on investments arising during the year	$(2,250)	$885	$(1,365)
Reclassification adjustment for amounts included in net income	1,057	(422)	635
Unrealized foreign currency losses	(203)	—	(203)
Pension and postretirement unfunded liability adjustment	12,577	(4,326)	8,251

Total other comprehensive gain	$11,181	$(3,863)	$7,318

16.	Compensation Plans:

KSOP

The Company has established the KSOP for the benefit of eligible employees in the U.S. and Puerto Rico. The KSOP includes both an employee savings component and an employee stock ownership component. The purpose of the combined plan is to enable the Company’s employees to participate in a tax-deferred savings arrangement under Code Sections 401(a) and 401(k), and to provide employee equity participation in the Company through the ESOP accounts.

Under the KSOP, eligible employees may make pre-tax and after-tax cash contributions as a percentage of their compensation, subject to certain limitations under the applicable provisions of the Code. The maximum pre-tax contribution that can be made to the 401(k) account as determined under the provisions of Code Section 401(g) is $14, $15 and $16 for 2005, 2006 and 2007, respectively. Certain eligible participants (age 50 and older) may contribute an additional $4, $5 and $5 on a pre-tax basis for 2005, 2006 and 2007, respectively. After-tax contributions are limited to 10% of a participant’s compensation. The Company provides quarterly matching contributions in ISO Class A common stock. The quarterly matching contributions are equal to 75% of the first 6% of the participant’s contribution.

The Company established the ESOP component as a funding vehicle for the KSOP. This leveraged ESOP acquired 1,143,800 shares of the Company’s Class A common stock at a cost of approximately $33,170 ($29 per share) in January 1997. The ESOP borrowed $33,170 from an unrelated third party to finance the purchase of the ESOP Shares. The common shares were pledged as collateral for its debt. The Company makes annual cash contributions to the KSOP equal to the ESOP’s debt service. As the debt is repaid, shares are released from collateral and are allocated to active employees in proportion to their annual salaries in

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relation to total participant salaries. The Company accounts for its ESOP in accordance with AICPA SOP No. 93-6, Accounting Practices for Certain Employee Stock Ownership Plans (“SOP No. 93-6”). Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in a contra-temporary equity account in the balance sheets. As shares are committed to be released from collateral, the Company reports compensation expense at the current fair value of the shares, and the shares become outstanding for EPS computations.

In 2004, the Company renegotiated the ESOP loan to require interest only payments for the third and fourth quarters of 2004. In December 2004, the Company repaid the ESOP loan and issued a new loan agreement between the Company and the KSOP, thereby extending the allocation of the remaining unreleased shares as of July 1, 2004 through 2013.

In 2005, the Company established the ISO Profit Sharing Plan (the “Profit Sharing Plan”), a defined contribution plan, to replace the pension plan for all eligible employees hired on or after March 1, 2005. The Profit Sharing Plan is a component of the KSOP. Eligible employees will participate in the Profit Sharing Plan if they complete 1,000 hours of service each plan year and are employed on December 31 of that year. The Company will make an annual contribution to the Profit Sharing Plan based on the Company’s performance. Participants vest once they have completed four years and 1,000 hours of service. In 2007, the profit sharing contribution was funded using Class A common stock. In 2005 and 2006, compensation expense related to the Profit Sharing Plan amounted to $99 and $393, respectively, and was contributed to the KSOP in the form of cash.

The KSOP shares as of December 31, were as follows:

	2006	2007

Shares released for ESOP allocation	848,730	865,166
Shares released for 401(k) matching	125,670	135,382
Shares released for the Profit Sharing Plan	—	860
Unreleased shares	169,400	142,392

Total KSOP shares	1,143,800	1,143,800

Fair value of unreleased shares	$127,897	$122,742

The fair value of the Class A shares is determined quarterly as determined for purposes of the KSOP. Upon retirement or termination under the terms of the KSOP, an eligible participant may require the Company to repurchase vested shares based on the then current fair value of the Class A shares. At December 31, 2006 and 2007, the appraised fair value was $755 and $862 per share, respectively. KSOP compensation expense for 2005, 2006 and 2007 was approximately $13,793, $18,779 and $22,247, respectively. At December 31, 2006, the Company pre-funded anticipated KSOP share redemptions and recorded a prepaid asset in the consolidated balance sheets of $2,643.

Stock Option Plan

The Insurance Services Office, Inc. 1996 Incentive Plan (the “Option Plan”) provides for the granting of options to key employees and directors of the Company. Options granted have varying exercise dates within four years after grant date and expire after ten years. Shares obtained through the exercise of stock options that are held by the employee for more than six months and one day may be put to the Company and redeemed at the then current fair value of the Class A shares. For options granted in 2002 through 2004, the Company has the ability to defer the redemption for one year. For options granted after 2004, the Company has the ability to defer the redemption for up to two years. In 2005, stock options granted had an exercise price in excess of the fair value of the stock on the grant date. In 2006 and 2007, stock options granted had an

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise price equal to the fair value of the stock on the grant date. There were 1,992,795 shares of Class A common stock approved for issuance under the plan, of which up to 62,800, 60,000 and 75,000 options to purchase shares were authorized for future grants at December 31, 2005, 2006 and 2007, respectively. Cash received from stock option exercises for the years ended December 31, 2005, 2006 and 2007 was $213, $271 and $389, respectively.

A summary of options outstanding under the Option Plan as of December 31, 2007, and changes during the three years then ended is presented below:

		Weighted	Aggregate
	Number	Average	Intrinsic
	of Options	Exercise Price	Value

Outstanding at January 1, 2005	765,800	$135.40	$215,649

Granted	129,303	$431.03
Exercised	(233,608)	$110.96	$70,854

Cancelled or expired	(14,467)	$247.07

Outstanding at December 31, 2005	647,028	$200.89	$235,589

Granted	69,441	$586.53
Exercised	(179,967)	$144.16	$81,516

Cancelled or expired	(12,734)	$360.11

Outstanding at December 31, 2006	523,768	$267.64	$255,264

Granted	55,979	$760.35
Exercised	(72,083)	$257.46	$36,655

Cancelled or expired	(10,911)	$458.18

Outstanding at December 31, 2007	496,753	$320.46	$269,012

Options exercisable at December 31, 2007	329,503	$208.35	$215,380

Options exercisable at December 31, 2006	287,617	$179.04	$165,656

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s nonvested options as of December 31, 2006 and 2007, and changes during the three years ended December 31, 2005, 2006 and 2007, is presented below:

		Weighted
		Average
	Number	Grant-Date
	of Options	Fair Value

Nonvested balance at January 1, 2005	449,486	$42.71
Granted	129,303	$103.94
Vested	(248,810)	$51.18
Cancelled or expired	(14,467)	$53.39

Nonvested balance at December 31, 2005	315,512	$60.63

Granted	69,441	$167.49
Vested	(136,068)	$54.86
Cancelled or expired	(12,734)	$89.34

Nonvested balance at December 31, 2006	236,151	$93.83

Granted	55,979	$210.69
Vested	(113,969)	$76.89
Cancelled or expired	(10,911)	$117.45

Nonvested balance at December 31, 2007	167,250	$142.94

As of December 31, 2007, there was $18,336 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.44 years. As of December 31, 2007, there are 167,250 nonvested stock options of which 157,485 are expected to vest. The total grant date fair value of shares vested during the years ended December 31, 2005, 2006 and 2007 was $12,734, $7,465 and $8,763, respectively.

Exercise prices for options outstanding and exercisable at December 31, 2007 ranged from $71 to $836 as outlined in the following table:

	Options Outstanding			Options Exercisable
	Weighted-			Weighted-
	Average	Stock	Weighted-	Average	Stock	Weighted-
Range of	Remaining	Options	Average	Remaining	Options	Average
Exercise Prices	Contractual Life	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price

$ 71 to $110	2.9	97,260	$104.45	2.9	97,260	$104.45
$111 to $144	5.2	53,460	$142.01	5.2	53,460	$142.01
$145 to $231	5.5	135,117	$186.53	5.3	109,967	$176.36
$232 to $445	7.3	101,504	$418.50	7.3	53,369	$408.19
$446 to $681	8.2	54,337	$586.88	8.3	13,776	$607.84
$682 to $836	9.1	55,075	$760.11	9.4	1,671	$807.89

		496,753			329,503

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the twelve months ended December 31, 2007, the Company granted the following stock options with exercise prices and Black-Scholes values as follows:

	Number of	Fair Value		Black-Scholes
	Stock Options	of Common	Exercise	Value of
Grant Dates	Granted	Stock(1)	Price	Options

March 1, 2007	52,280	$755.00	$755.00	$208.43
June 30, 2007	300	$836.00	$836.00	$244.81
July 1, 2007	1,315	$836.00	$836.00	$245.91
July 1, 2007	2,084	$836.00	$836.00	$240.26

(1)	The fair value for these shares is the current valuation in effect for the KSOP. This fair value is also utilized for all Class A share transactions for the Insurance Services Office, Inc. 1996 Incentive Plan.

Performance Based Appreciation Awards

In connection with the Company’s acquisition of Applied Insurance Research Inc., Intellicorp, Ltd, AscendantOne, Inc, DxCG, Appintelligence and Sysdome, the Company issued performance based appreciation awards to key employees of these companies. These awards represent the right to receive cash equal to an amount by which each company’s award unit value exceeds the award unit value on the date of grant. Performance is measured on income from continuing operations before investment expense and interest income, income taxes, depreciation and amortization (“EBITDA”). Each company’s award unit value is based on a multiple of EBITDA. Units granted prior to December 31, 2004 vest at 25% per year and expire after ten years. Units granted after December 31, 2004 vest at 25% per year and expire after four years. In 2005, 2006 and 2007, compensation expense related to these units amounted to $721, $1,360 and $2,296, respectively. There were no redemptions in 2005, two redemptions in 2006 totaling $59 and four redemptions in 2007 totaling $342. The liability for these performance based awards of $2,183 and $4,137 at December 31, 2006 and 2007, respectively, is included in accounts payable and accrued liabilities.

Phantom ESOP Plan

In 2001, the Company established the ISO Phantom ESOP (“phantom ESOP”) for eligible employees of the Company’s foreign subsidiaries. Eligible employees will participate in the phantom ESOP if they complete 1,000 hours of service each plan year and are employed on December 31 of that year. The Company provides annual contributions to eligible participants in notional shares based on the value of ISO Class A common stock. Participants vest once they have completed four years and 1,000 hours of service. In 2005, 2006 and 2007, compensation expense related to the phantom ESOP amounted to $601, $608 and $228, respectively. A phantom ESOP liability of $2,153 and $1,785 at December 31, 2006 and 2007, respectively, is included in accounts payable and accrued liabilities.

17.	Pension and Postretirement Benefits:

Prior to January 1, 2002, the Company maintained a qualified defined benefit pension plan for substantially all of its employees through membership in the Pension Plan for Insurance Organizations (the “Pension Plan”), a multiple-employer trust. The Company has applied the projected unit credit cost method for its pension plan, which attributes an equal portion of total projected benefits to each year of employee service. Effective January 1, 2002, the Company amended the Pension Plan to determine future benefits using a cash balance formula. Under the cash balance formula, each participant has an account which is credited annually based on salary rates determined by years of service, as well as the interest earned on their previous year end cash balance. Prior to December 31, 2001, pension plan benefits were based on years of service and the average of the five highest consecutive years’ earnings of the last ten years. Effective March 1, 2005, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company established the Profit Sharing Plan, a defined contribution plan, to replace the Pension Plan for all eligible employees hired on or after March 1, 2005. The Company also has a non-qualified supplemental cash balance plan (“SERP”) for certain employees. The SERP is funded from the general assets of the Company. The SERP liability of $190 and $10,333 is included in short-term pension and postretirement benefits and pension benefits, respectively at December 31, 2007.

The Pension Plan’s funding policy is to contribute annually at an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for federal income tax purposes. The Company contributed $167, $224 and $178 to the SERP in 2005, 2006 and 2007, respectively, and expects to contribute $339 in 2008. There was no minimum required funding for the Pension Plan for the years ended December 31, 2006 and 2007. The Company expects to contribute $5,500 to the Pension Plan in 2008.

The Pension Plan assets consist primarily of investments in various fixed income and equity funds. Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements and credit quality standards, where applicable. Investment managers are prohibited from entering into any speculative hedging transactions. The investment objective is to achieve a maximum total return with strong emphasis on preservation of capital in real terms. The domestic equity portion of the total portfolio should range between 40% and 60%. The international equity portion of the total portfolio should range between 10% and 20%. The fixed income portion of the total portfolio should range between 20% and 40%. The asset allocation at December 31, 2006 and 2007, and target allocation for 2008 by asset category are as follows:

	Percentage of Plan Assets		Target
Asset Category	2006	2007	Allocation

Equity securities	62%	62%	60%
Debt securities	36%	36%	40%
Other	2%	2%	0%

Total	100%	100%	100%

The expected rate of return on plan assets for 2006 and 2007 of 8.25% is determined by examining expected long term rates of return for each asset class.

The Company also provides certain healthcare and life insurance benefits for both active and retired employees. The Postretirement Health and Life Insurance Plan (the “Postretirement Plan”) is contributory, requiring participants to pay a stated percentage of the premium for coverage. As of October 1, 2001, the Postretirement Plan was amended to freeze benefits for current retirees and certain other employees at the January 1, 2002 level. Also, as of October 1, 2001, the Postretirement Plan had a curtailment, which eliminated retiree life insurance for all active employees and healthcare benefits for almost all future retirees, effective January 1, 2002.

As discussed in “Note 2 — Basis of Presentation and Summary of Significant Accounting Policies,” the Company adopted FAS No. 158 as of December 31, 2006. FAS No. 158 requires the recognition of the funded status of a benefit plan pension and other post retirement benefit in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period, but which are not included as components of periodic benefit cost and the measurement of defined benefit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plan assets and obligations as of the balance sheet date. Additional minimum pension liabilities were derecognized upon adoption. The adoption of FAS No. 158 affected the consolidated balance sheet as follows:

December 31, 2006

Decrease in accrued and minimum pension liability	$1,687
Increase in postretirement benefits obligations — current	(4,070)
Decrease in postretirement benefits obligations — noncurrent	679
Increase in pension benefits obligation	(23,248)

Increase in accumulated other comprehensive loss, pre-tax	(24,952)
Increase in deferred income tax	9,317

Increase in accumulated other comprehensive loss, net of tax	$(15,635)

The following tables set forth the changes in the benefit obligations and the plan assets, the unfunded status of the Pension Plan and Postretirement Plan, and the amounts recognized in the Company’s consolidated balance sheets at December 31:

	Pension Plan		Postretirement Plan
	2006	2007	2006	2007

Change in benefit obligation:
Benefit obligation at beginning of year	$373,375	$373,674	$32,561	$30,595
Service cost	8,464	8,152	5	—
Interest cost	20,054	20,952	1,716	1,669
Actuarial (gain) loss	(8,612)	(15,934)	(476)	441
Plan participants’ contributions	—	—	1,894	2,227
Benefits paid	(19,607)	(23,004)	(5,497)	(6,936)
Federal subsidy on benefits paid	—	—	392	344

Benefit obligation at end of year	$373,674	$363,840	$30,595	$28,340

Accumulated benefit obligation at end of year	$350,378	$341,829

Weighted-average assumptions as of December 31, used to determine benefit obligation:
Discount rate	5.75%	6.25%	5.75%	5.75%
Rate of compensation increase	3.75%	4.25%	N/A	N/A
Change in plan assets:
Fair value of plan assets at beginning of year	$338,338	$344,235	$—	$—
Actual return on plan assets, net of expenses	25,280	24,604	—	—
Employer contributions	224	178	3,211	4,365
Plan participants’ contributions	—	—	1,894	2,227
Benefits paid	(19,607)	(23,004)	(5,497)	(6,936)
Subsidies received/receivable	—	—	392	344

Fair value of plan assets at end of year	$344,235	$346,013	$—	$—

Unfunded status at end of year	$(29,439)	$(17,827)	$(30,595)	$(28,340)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pre-tax components affecting accumulated other comprehensive loss as of December 31, 2006 and 2007 are summarized below:

	Pension Plan		Postretirement Plan
	2006	2007	2006	2007

Transition obligation	$—	$—	$997	$831
Prior service benefit	(4,918)	$(4,117)	—	$—
Actuarial losses	28,166	14,515	2,394	2,833

Accumulated other comprehensive loss, pretax	$23,248	$10,398	$3,391	$3,664

The components of net periodic benefit cost are summarized below for the years ended December 31, 2005, 2006 and 2007:

	Pension Plan			Postretirement Plan
	2005	2006	2007	2005	2006	2007

Service cost	$8,413	$8,464	$8,152	$18	$5	$—
Interest cost	19,755	20,054	20,952	1,866	1,716	1,669
Amortization of transition obligation	—	—	—	166	166	166
Recognized net actuarial loss	—	—	—	21	4	2
Expected return on plan assets	(27,219)	(26,430)	(27,458)	—	—	—
Amortization of prior service cost	(801)	(801)	(801)	—	—	—
Amortization of net actuarial loss	607	901	572	—	—	—

Net periodic expense	$755	$2,188	$1,417	$2,071	$1,891	$1,837

The amounts recognized in other comprehensive income at December 31, 2005, 2006 and 2007 are summarized below:

	Pension Plan			Postretirement Plan
	2005	2006	2007	2005	2006	2007

Transition obligation	N/A	N/A	$—	N/A	N/A	$(166)
Amortization of actuarial (gains) losses	N/A	N/A	(572)	N/A	N/A	—
Amortization of prior service benefit	N/A	N/A	801	N/A	N/A	—
Actuarial (gains) losses	N/A	N/A	(13,079)	N/A	N/A	439

Total recognized in other comprehensive income	N/A	N/A	(12,850)	N/A	N/A	273

Total recognized in net periodic expense and other comprehensive income	$755	$2,188	$(11,433)	$2,071	$1,891	$2,110

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated amounts in accumulated other comprehensive loss that is expected to be recognized as components of net periodic benefit cost (credit) during 2008 are summarized below:

	Pension	Postretirement
	Plan	Plan	Total

Transition obligation	$—	$166	$166
Prior service benefit	(801)	—	(801)
Actuarial losses	470	—	470

Total	$(331)	$166	$(165)

The weighted-average assumptions as of January 1, 2005, 2006 and 2007 used to determine net periodic benefit cost and the amount recognized in the accompanying consolidated balance sheets are provided below:

	Pension Plan			Postretirement Plan
	2005	2006	2007	2005	2006	2007

Weighted-average assumptions as of January 1, used to determine net benefit cost:
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	8.50%	8.25%	8.25%	N/A	N/A	N/A
Rate of compensation increase	3.75%	3.75%	3.75%	N/A	N/A	N/A
Amounts recognized in the consolidated balance sheets consist of:
Short-term accrued benefit liability		$(254)	$(190)		$(4,070)	$(4,446)
Accrued benefit liability		(29,185)	(17,637)		(26,525)	(23,894)

Total accrued benefit liability		$(29,439)	$(17,827)		$(30,595)	$(28,340)

The following table presents the estimated future benefit payments for the respective plans. The future benefit payments for the postretirement plan are net of the federal Medicare subsidy.

	Pension	Postretirement
	Plan	Plan

2008	$22,139	$4,574
2009	$23,051	$4,368
2010	$24,184	$4,062
2011	$25,522	$3,722
2012	$26,998	$3,291
2013-2017	$164,039	$11,156

The healthcare cost trend rate for 2007 was 11% gradually decreasing to 5% in 2013. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A 1% change in assumed healthcare cost trend rates would have the following effects:

	1% Decrease	1% Increase

Effect on total of service and interest cost components of net periodic postretirement healthcare benefit cost	$(7)	$4

Effect on the healthcare component of the accumulated postretirement benefit obligation	$(136)	$76

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced the Company’s accumulated postretirement benefit obligation by approximately $11,911 and $9,500 as of December 31, 2006 and 2007, and the net periodic benefit cost by approximately $1,407, $1,315 and $946 in fiscal 2005, 2006 and 2007, respectively.

18.	Segment Reporting

FAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“FAS No. 131”), establishes standards for reporting information about operating segments. FAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s CEO and Chairman of the Board is identified as the chief operating decision maker (“CODM”) as defined by FAS No. 131. To align with the internal management of the Company’s business operations based on product and service offerings, the Company is organized into the following two operating segments:

Risk Assessment:  The Company is a leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. The Company’s databases include cleansed and standardized records describing premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities. The Company uses this data to create policy language and proprietary risk classifications that are industry standards and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  The Company develops solutions that its customers use to analyze the four key processes in managing risk: ‘prediction of loss,’ ‘selection and pricing of risk,’ ‘detection and prevention of fraud’ and ‘quantification of loss.’ The Company’s combination of algorithms and analytic methods incorporates its proprietary data to generate solutions in each of these four categories. In most cases, the Company’s customers integrate the solutions into their models, formulas or underwriting criteria in order to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. The Company develops catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. The Company also develops solutions that allow customers to quantify costs after loss events occur. Fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, mortgage and healthcare sectors.

The two aforementioned operating segments represent the segments for which separate discrete financial information is available and upon which operating results are regularly evaluated by the CODM in order to assess performance and allocate resources. The Company uses segment EBITDA as the profitability measure for making decisions regarding ongoing operations. Segment EBITDA is income from continuing operations before investment income and interest expense, income taxes, depreciation and amortization. Segment EBITDA is used to assess corporate performance and is the measure of operating results and to assess optimal utilization of debt and acquisitions by operating segment. Segment operating expenses consist of direct and indirect costs principally related to personnel, facilities, software license fees, consulting, travel, and third-party information services. Indirect costs are generally allocated to the segments using fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. The Company does not allocate investment income, realized gains/(losses), interest income, interest expense or income tax expense, since these items are not considered in evaluating the segment’s overall operating performance. The CODM does not evaluate the financial performance of each

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segment based on assets. On a geographic basis, no individual country outside of the United States accounted for 1% or more of the Company’s consolidated revenue for the years ending December 31, 2005, 2006 or 2007. No individual country outside of the United States accounted for 1% or more of total consolidated long-term assets as of December 31, 2006 or 2007.

The following table provides the Company’s revenue and operating income performance by reportable segment for the years ended December 31, 2005, 2006 and 2007, as well as a reconciliation to “Income from continuing operations before income taxes” for all years presented in the accompanying consolidated statements of operations:

	2005
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$448,875	$196,785	$645,660
Expenses:
Cost of revenues (exclusive of items shown separately below)	191,516	103,395	294,911
Selling, general, and administrative	61,408	27,315	88,723

Segment EBITDA	195,951	66,075	262,026
Depreciation and amortization of fixed assets	14,373	7,651	22,024
Amortization of intangible assets	3,239	16,561	19,800

Operating income	178,339	41,863	220,202

Unallocated expenses:
Investment income			2,919
Realized gains on securities, net			27
Interest expense			(10,465)
Other expense			(14)

Consolidated income from continuing operations before income taxes			$212,669

Capital expenditures	$24,379	$8,352	$32,731

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$472,634	$257,499	$730,133
Expenses:
Cost of revenues (exclusive of items shown separately below)	203,878	127,926	331,804
Selling, general, and administrative	65,884	34,240	100,124

Segment EBITDA	202,872	95,333	298,205
Depreciation and amortization of fixed assets	17,931	10,076	28,007
Amortization of intangible assets	3,001	23,853	26,854

Operating income	181,940	61,404	243,344

Unallocated expenses:
Investment income			6,585
Realized losses on securities, net			(375)
Interest expense			(16,668)
Other expense			(109)

Consolidated income from continuing operations before income taxes			$232,777

Capital expenditures	$11,753	$13,989	$25,742

	2007
	Risk	Decision
	Assessment	Analytics	Total

Revenues	$485,160	$317,035	$802,195
Expenses:
Cost of revenues (exclusive of items shown separately below)	204,182	153,009	357,191
Selling, general, and administrative	68,198	39,378	107,576

Segment EBITDA	212,780	124,648	337,428
Depreciation and amortization of fixed assets	19,397	12,348	31,745
Amortization of intangible assets	1,047	32,869	33,916

Operating income	192,336	79,431	271,767

Unallocated expenses:
Investment income			8,442
Realized gains on securities, net			857
Interest expense			(22,928)
Other income			9

Consolidated income from continuing operations before income taxes			$258,147

Capital expenditures	$33,059	$14,124	$47,183

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating segment revenue by type of service is provided below:

	For the Years Ended December 31,
	2005	2006	2007

Risk Assessment
Industry standard insurance programs	290,204	303,957	311,087
Property-specific rating and underwriting information	114,467	123,627	126,291
Statistical agency and data services	25,228	25,793	27,282
Actuarial services	18,976	19,257	20,500

Total Risk Assessment	448,875	472,634	485,160
Decision Analytics
Fraud identification and detection solutions	143,258	168,189	172,726
Loss prediction solutions	53,527	67,129	81,110
Loss quantification solutions	—	22,181	63,199

Total Decision Analytics	196,785	257,499	317,035

Total consolidated revenues	$645,660	$730,133	$802,195

19.	Related Parties:

The Company considers its Class A and Class B stockholders that own more than 5% of the outstanding stock within the respective class to be related parties as defined within FAS No. 57 Related Party Disclosures. At December 31, 2007, there were six Class B stockholders each owning more than 5% of the outstanding Class B shares. Two of these six Class B stockholders have employees that serve on the Company’s board of directors.

The Company incurred expenses associated with the payment of insurance coverage premiums to certain of the largest stockholders aggregating $1,911, $487, and $827 in 2005, 2006, and 2007, respectively. These expenses are included in cost of revenues and selling, general and administrative in the consolidated statements of operations.

At December 31, 2007, there were three Class A stockholders each owning more than 5% of the outstanding Class A shares. One of these stockholders had total indebtedness to the Company of $10,588 at December 31, 2007. This indebtedness was repaid subsequent to December 31, 2007. Another of these stockholders is the ESOP. As discussed in Note 16, in December 2004, the Company repaid the prior ESOP loan with an unrelated third party and entered into a loan agreement with the KSOP, which requires quarterly payments through December 31, 2013. As debt is repaid, shares are released to the ESOP to fund 401(k) matching and profit sharing contributions and the remainder is allocated annually to active employees in proportion to their eligible compensation in relation to total participant eligible compensation.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Commitments and Contingencies:

The Company’s operations are conducted on leased premises. Approximate minimum rentals under long-term noncancelable leases for all leased premises, computer equipment and automobiles are as follows:

	Operating	Capital
Years Ending	Leases	Leases

2008	$19,285	$4,818
2009	18,900	4,136
2010	18,215	3,283
2011	18,250	164
2012	17,312	—
2013-2017	75,445	—
2018-2022	42,002	—

Net minimum lease payments	$209,409	$12,401

Less amount representing interest		(694)

Present value of net minimum lease capital payments		$11,707

Most of the leases require payment of property taxes and utilities and, in certain cases, contain renewal options. Operating leases consist of office space. Capital leases consist of computer equipment, office equipment, and leased automobiles. Rent expense on operating leases approximated $19,083, $19,258 and $19,833 in 2005, 2006 and 2007, respectively.

In addition, the Company is a party to legal proceedings with respect to a variety of matters in the ordinary course of business. Including those matters described below, the Company is unable, at the present time, to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company’s results of operations, financial position, or cash flows. This is primarily because many of these cases remain in their early stages and only limited discovery has taken place. Although the Company believes it has strong defenses for the litigations proceedings described below, the Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

Claims Outcome Advisor Litigation

Hensley, et al. v. Computer Sciences Corporation et al. is a putative nationwide class action complaint, filed in February 2005, in Miller County, Arkansas state court. Defendants include numerous insurance companies and providers of software products used by insurers in paying claims. The Company is among the named defendants. Plaintiffs allege that certain software products, including the Company’s Claims Outcome Advisor product and a competing software product sold by Computer Sciences Corporation, improperly estimated the amount to be paid by insurers to their policyholders in connection with claims for bodily injuries. On August 18, 2008, the Company was voluntarily dismissed from the case with prejudice.

The Company has entered into settlement agreements with plaintiffs asserting claims relating to the use of Claims Outcome Advisor by defendants Hanover Insurance Group, Progressive Car Insurance, and Liberty Mutual Insurance Group. Each of these settlements has been granted final approval by the court and together they resolve the claims asserted in this case against the Company with respect to the above insurance companies, who settled the claims against them as well. A provision was recorded in 2006 for this proceeding and the total amount the Company paid in 2008 with respect to these settlements was less than $2 million. A fourth defendant, The Automobile Club of California that is alleged to have used Claims Outcome Advisor

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has not settled. Plaintiffs have agreed to dismiss the Company from the case with prejudice once a discovery dispute relating to certain documents is resolved.

Xactware Litigation

The following two have been filed by or on behalf of groups of Louisiana insurance policyholders who claim, among other things, that certain insurers who used products and price information supplied by the Company’s Xactware subsidiary (and those of another provider) did not fully compensate policyholders for property damage covered under their insurance policies. The plaintiffs seek to recover compensation for their damages in an amount equal to the difference between the amount paid by the defendants and the fair market repair/restoration costs of their damaged property.

Schafer v. State Farm Fire & Cas. Co., et al. is a putative class action pending against the Company and State Farm Fire & Casualty Company filed in March 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. The court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud, which will proceed to the discovery phase along with the remaining claims against State Farm. Plaintiffs have moved to certify a class with respect to the fraud and breach of contract claims which the defendants will oppose.

Mornay v. Travelers Ins. Co., et al. is a putative class action pending against the Company and Travelers Insurance Company filed in November 2007 in the Eastern District of Louisiana. The complaint alleged antitrust violations, breach of contract, negligence, bad faith, and fraud. As in Schafer, the court dismissed the antitrust claim as to both defendants and dismissed all claims against the Company other than fraud. The court has stayed all proceedings pending an appraisal of the lead plaintiffs’ insurance claims.

The third lawsuit, Louisiana ex rel. Foti v. Allstate Ins. Co., is a putative parens patriae action filed by the Louisiana Attorney General filed in November 2007 in Louisiana state court against numerous insurance companies, the Company, and other solution providers, and consultants. The complaint contains allegations of an antitrust conspiracy among the defendants with respect to the payment of insurance claims for property damage and seeks the forfeiture of any illegal profits and treble damages. Defendants removed the case to the Eastern District of Louisiana. A motion to remand the case to state court was denied by the district court and that denial was affirmed by the United States Court of Appeals for the Fifth Circuit. Defendants have filed a motion to dismiss and plaintiffs are opposing the motion.

At this time it is not possible to determine the ultimate resolution of, or estimate the liability related to, these matters. No provision for losses has been provided in connection with the Xactware Litigation.

iiX Litigation

In March 2007, the Company’s Insurance Information Exchange, or iiX, subsidiary, as well as other information providers and insurers in the State of Texas, were served with a summons and class action complaint filed in the United States District Court for the Eastern District of Texas alleging violations of the Driver Privacy Protection Act, or the DPPA. Plaintiffs brought the action on their own behalf and on behalf of all similarly situated individuals whose personal information is contained in any motor vehicle record maintained by the State of Texas and who have not provided express consent to the State of Texas for the distribution of their personal information for purposes not enumerated by the DPPA and whose personal information has been knowingly obtained and used by the defendants. The complaint alleges that the defendants knowingly obtained such personal information and that the obtaining and use of this personal information was not for a purpose authorized by the DPPA. The complaint seeks liquidated damages in the amount of $2,500 for each instance of a violation of DPPA, punitive damages and the destruction of any illegally obtained personal information. The Company has filed a motion to dismiss the complaint based on failure to state a claim and lack of standing and a decision on that motion is pending.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Subsequent Events

On June 27, 2008, the Company’s stockholders approved certain corporate governance changes necessary to allow the Company to proceed with a proposed initial public offering (“IPO”). Immediately prior to the completion of the proposed IPO, the Company will undergo a corporate reorganization whereby the Class A and Class B common stock of the Company will be exchanged by the current stockholders for the common stock of Verisk Analytics, Inc. (“Verisk”) on a one-for-one basis. Verisk, formed on May 23, 2008, was established to serve as the parent holding company of Insurance Services Office, Inc.

All stock options granted under the Insurance Services Office, Inc. 1996 Incentive Plan will be transferred to Verisk, without modification to the terms of the options other than such options will be exercisable for Class A common stock of Verisk. Class A common stock of Verisk will not be redeemable by the holder and only Class A common stock will be offered to the public.

Upon consummation of the IPO, two new series of Class B common stock, Class B (Series 1) common stock (the “Class B-1”) and Class B (Series 2) common stock (the “Class B-2”) will be formed and 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-1 common stock and the remaining 50 percent of each Class B stockholders’ existing Class B common stock will be converted into shares of new Class B-2 common stock. Each share of Class B-1 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 18 months after the date of the IPO. Each share of Class B-2 common stock shall convert automatically, without any action by the stockholder, into one share of Class A common stock 30 months after the date of the IPO. In conjunction with the IPO, Verisk plans to effect a stock split of both classes of common stock. The strike price of stock options will be adjusted based on the effect of the stock split.

The Company provided full recourse loans to directors and senior management in connection with exercising their stock options. This loan program has been terminated and all of such loans have been repaid.

22.	Correction of an Error

In preparation for the initial public offering, the Company undertook a comprehensive review of its revenue recognition policies. As a result of this review conducted subsequent to issuance of the Company’s 2007 consolidated financial statements, it was decided that the revenue recognition for certain license agreements under the provision of SOP No. 97-2 were not correctly applied. As a result, the Company overstated “Revenues” and understated “Fees received in advance” related to these license agreements.

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following financial statement line items were impacted by the correction in the respective periods presented below:

	For the Year Ended December 31, 2005
		Adjustment for
	As Previously	Discontinued	Correction	As
Caption of Consolidated Statement of Operations	Reported	Operations	of Errors	Corrected

Revenues	$651,340	$(4,249)	$(1,431)	$645,660
Operating income	218,275	3,358	(1,431)	220,202
Income from continuing operations before income taxes	210,805	3,295	(1,431)	212,669
Provision for income taxes	(85,534)	(721)	533	(85,722)
Income from continuing operations	125,271	2,574	(898)	126,947
Net income	125,271	—	(898)	124,373
Basic income per share of Class A and Class B from continuing operations	29.41	0.61	(0.21)	29.81
Basic net income per share of Class A and Class B	29.41	—	(0.21)	29.20
Diluted income per share of Class A and Class B from continuing operations	28.08	0.58	(0.21)	28.45
Diluted net income per share of Class A and Class B	28.08	—	(0.21)	27.87

	For the Year Ended December 31, 2006
	As Previously	Correction
Caption of Consolidated Statement of Operations	Reported	of Errors	As Corrected

Revenues	$731,636	$(1,503)	$730,133
Operating income	244,847	(1,503)	243,344
Income from continuing operations before income taxes	234,280	(1,503)	232,777
Provision for income taxes	(87,498)	577	(86,921)
Income from continuing operations	146,782	(926)	145,856
Net income	144,977	(926)	144,051
Basic income per share of Class A and Class B from continuing operations	35.54	(0.23)	35.31
Basic net income per share of Class A and Class B	35.10	(0.23)	34.87
Diluted income per share of Class A and Class B from continuing operations	34.07	(0.22)	33.85
Diluted net income per share of Class A and Class B	33.65	(0.22)	33.43

INSURANCE SERVICES OFFICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended December 31, 2007
	As Previously	Other	Correction	As
Caption of Consolidated Statement of Operations	Reported	Adjustments(1)	of Errors	Corrected

Revenues	$803,700	$—	$(1,505)	$802,195
Operating income	273,272	—	(1,505)	271,767
Income from continuing operations before income taxes	259,652	—	(1,505)	258,147
Provision for income taxes	(102,546)	(1,221)	583	(103,184)
Income from continuing operations	157,106	(1,221)	(922)	154,963
Net income	152,517	(1,221)	(922)	150,374
Basic income per share of Class A and Class B from continuing operations	39.11	(0.30)	(0.23)	38.58
Basic net income per share of Class A and Class B	37.97	(0.30)	(0.23)	37.44
Diluted income per share of Class A and Class B from continuing operations	37.53	(0.28)	(0.22)	37.03
Diluted net income per share of Class A and Class B	36.43	(0.28)	(0.22)	35.93

	As of December 31, 2006
	As Previously	Other	Correction
Caption of Consolidated Balance Sheet	Reported	Adjustments(1)	of Errors	As Corrected

Current deferred income taxes	$14,387	$—	$4,632	$19,019
Total current assets	244,361	—	4,632	248,993
Deferred income taxes	37,315	—	(21)	37,294
Total assets	740,120	—	4,611	744,731
Fees received in advance	112,509	—	11,627	124,136
Total current liabilities	317,554	254	11,627	329,435
Total liabilities	723,528	—	11,627	735,155
Accumulated other comprehensive loss	(15,996)	—	(21)	(16,017)
Retained earnings (accumulated deficit)	729,971	(1,180,533)	(6,995)	(457,557)
Total stockholders’ equity (deficit)	16,592	(1,125,933)	(7,016)	(1,116,357)
Total liabilities and stockholders’ deficit	740,120	—	4,611	744,731

	As of December 31, 2007
	As Previously	Other	Correction
Caption of Consolidated Balance Sheet	Reported	Adjustments(1)	of Errors	As Corrected

Current deferred income taxes	$17,373	$66	$5,215	$22,654
Total current assets	172,741	3,069	5,215	181,025
Deferred income taxes	37,859	17,756	64	55,679
Total assets	802,379	20,825	5,279	828,483
Fees received in advance	114,776	—	13,131	127,907
Total current liabilities	339,566	(6,449)	13,131	346,248
Total liabilities	807,507	32,385	13,131	853,023
Accumulated other comprehensive loss	(8,763)	—	64	(8,699)
Retained earnings (accumulated deficit)	882,488	(1,382,708)	(7,916)	(508,136)
Total stockholders’ deficit	(5,128)	(1,182,748)	(7,852)	(1,195,728)
Total liabilities and stockholders’ deficit	802,379	20,825	5,279	828,483

(1)	The “Other Adjustments” were required to prepare the financial statements for the initial public offering and do not represent a change from non-GAAP or incorrect GAAP to GAAP. These adjustments related to the adoption of FIN No. 48 (See note 11) and the classification of Class A shares as redeemable common stock (See note 14).

Xactware, Inc.

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$12,289,605	$12,636,914
Accounts receivable, net	4,682,223	3,450,648
Unbilled receivables	—	117,267
Prepaid expenses and other current assets	721,689	433,839

Total current assets	17,693,517	16,638,668
Property and equipment:
Furniture and fixtures	60,034	156,078
Computer equipment and software	13,402,836	13,574,229
Leasehold improvements	304,765	316,463
Other	314,526	228,531

	14,082,161	14,275,301
Accumulated depreciation	(9,172,370)	(9,298,899)

Net property and equipment	4,909,791	4,976,402
Long-term portion of notes receivable from related parties	270,320	145,320
Other non-current assets	285,750	368,616

Total assets	$23,159,378	$22,129,006

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$782,137	$1,097,437
Accrued compensation	2,759,008	1,884,386
Other accrued expenses	131,336	101,825
Deferred revenue	4,963,189	3,822,190

Total current liabilities	8,635,670	6,905,838
Stockholders’ equity
Common stock — no par value, 100,000,000 shares authorized; 20,836,870 shares issued and outstanding as of June 30, 2006 and December 31, 2005	304,347	304,347
Retained earnings	14,219,361	14,918,821

Total stockholders’ equity	14,523,708	15,223,168

Total liabilities and stockholders’ equity	$23,159,378	$22,129,006

See accompanying notes

Xactware, Inc.

Condensed Consolidated Statements of Income (Unaudited)

	Six Months Ended June 30,
	2006	2005

Net revenues	$25,249,061	$17,121,476
Cost of revenues	2,851,550	2,183,987
Research and development expenses	5,855,078	5,707,097
Sales and marketing expenses	2,046,968	1,532,302
General and administrative expenses	4,906,775	3,768,258

Total costs and expenses	15,660,371	13,191,644

Income from operations	9,588,690	3,929,832
Interest and other expense	(44,891)	(94,993)
Interest and other income	289,588	88,541

Net income	$9,833,387	$3,923,380

See accompanying notes

Xactware, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2006	2005

Cash flows from operating activities:
Net income	$9,833,387	$3,923,380
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,102,842	1,356,968
Gain/Loss on disposal of assets	34,666	8,037
Changes in operating assets and liabilities:
Accounts receivable	(1,231,575)	857,714
Unbilled Receivables	117,267	995,062
Prepaid expenses and other current assets	(287,850)	(156,427)
Other non-current assets	82,866	(92,416)
Accounts payable	(315,300)	(688,882)
Other accrued expenses	29,511	345,739
Accrued compensation	874,622	276,134
Deferred revenue	1,140,999	(414,647)

Net cash provided by operating activities	11,381,435	6,410,662
Cash flows from investing activities:
Change in notes receivable from related parties	(125,000)	(65,310)
Purchase of property and equipment	(1,070,897)	(1,632,330)
Proceeds from sale of assets	—	9,500

Net cash used in investing activities	(1,195,897)	(1,688,140)
Cash flow from financing activities:
Payments on long-term debt	—	(2,262,606)
Distributions paid to stockholders	(10,532,847)	(3,616,533)

Net cash used in financing activities	(10,532,847)	(5,879,139)
Net decrease in cash and cash equivalents	(347,309)	(1,156,617)

Cash and cash equivalents at beginning of period	12,636,914	7,619,555

Cash and cash equivalents at end of period	$12,289,605	6,462,938

Supplemental disclosure of cash flow information:
Cash paid for interest	$10,225	$76,750

See accompanying notes

Xactware, Inc.

Notes to Condensed Consolidated Financial Statements
June 30, 2006 (Unaudited)

1.	Summary of Significant Accounting Policies

Nature of Operations

Founded in 1986, Xactware, Inc. (“the Company”) is a privately held technology services company specializing in the property insurance, remodeling, and restoration industries. Xactware’s technology tools include software estimating programs for personal computers as well as powerful online systems for replacement cost calculations, estimate tracking, data trending in real time and multimedia construction training tools.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of results that can be expected for the full year.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries Xactware Business Services, LLC, Xactware Information Services, Inc., iSkills, Inc., Xactnet, Inc., and XactSites, Inc. All inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company generates net revenues through software subscriptions, contracted development of software products, automated assignment workflow, online structural value estimates, support and maintenance of software products, and training.

Sales of software not under specific development contracts are recognized upon shipment provided that persuasive evidence of an agreement exists, the fee is fixed or determinable and collectibility is probable. The Company records amounts billed to customers related to shipping as revenue and all expenses related to shipping as a cost of revenues. Software subscriptions and renewals of support and maintenance revenues are deferred and recognized ratably over the contract periods. Transaction fee revenues associated with online structural value estimation and automated assignment workflow are recognized when transactions are completed. Training revenues are recognized when services are provided.

For development contracts involving a significant amount of services related to installation, modification, or customization of the software product, the Company recognizes revenue in accordance with the provisions of SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). As prescribed by SOP 81-1, the Company recognizes revenue using the percentage-of-completion method based upon available reliable estimates for the costs and effort necessary to complete the services.

Xactware, Inc.

Notes to Condensed Consolidated Financial Statements
June 30, 2006 (Unaudited) — (Continued)

Accounts Receivable

Accounts receivable are stated at cost, net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. Unbilled receivables result from our recognition of contract revenue in advance of contractual billing or progress billing terms.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the term of the lease or the useful life of the improvement, whichever is shorter. Other property and equipment includes recreational property and equipment. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred. Weighted average estimated useful lives are as follows:

Furniture and fixtures	7 years
Computer equipment and software	5 years
Leasehold improvements	13 years
Other	14 years

Research and Development

Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. For the year ended December 31, 2005 and the six months ended June 30, 2006 costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Income Taxes

The Company elects to file its federal and state income tax returns under the provisions of Subchapter S for Federal and Utah Revenue Codes, under which income and losses are passed through to the individual stockholders. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Business and Credit Risk

The Company’s revenues are concentrated in the development of software programs for the insurance industry and software sales to insurance agents, independent adjusters, and contractors. Significant technological changes in customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company’s operating results.

Xactware, Inc.

Notes to Condensed Consolidated Financial Statements
June 30, 2006 (Unaudited) — (Continued)

During the six months ended June 30, 2006, sales to one major customer accounted for approximately $3.9 million or 15% of revenues. During the six months ended June 30, 2005, sales to one major customer accounted for approximately $2.7 million or 15% of revenues.

December 31, 2005, two customers accounted for 8% and 6% of total accounts receivable, respectively. At June 30, 2006, two customers accounted for 15% and 13% of total accounts receivable, respectively.

The Company maintains 100% of its cash and cash equivalents in a federally insured bank. The Company’s deposits may at times, exceed federal insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company grants credit to substantially all of its customers without requiring collateral. This credit risk is mitigated by the financial stability of its major customers and the Company’s reserves for estimated losses. Historical credit losses have not been significant.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Prior to January 1, 2006, the Company measured stock-based compensation expense as the difference, if any, between the estimated fair value of the Company’s common stock on the date of grant and the exercise price.

Pro forma information for the year ended December 31, 2005, regarding the effect of issuing stock options during the year on net income (loss) is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the minimum value method, which assumes zero volatility, with the following weighted-average assumptions: risk-free interest rate of 4.93%; dividend yield of 0%; and a weighted-average expected life of the option of 8 years. The weighted-average grant-date fair value of options granted during the year ended December 31, 2005 is $.30.

If the Company had elected to account for employee stock option grants based on their fair value, as prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts as follows for the six months ended June 30, 2005:

Net Income, as reported	$9,833,387
Pro forma stock compensation expense	(8,033)

Pro forma net income	$9,825,354

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic-value method as previously permitted under APB Opinion No. 25. Results for prior periods have not been restated.

During the six month period ended June 30, 2006, the Company did not grant, modify, repurchase, or cancel any employee stock options. As of June 30, 2006, the Company did not have any deferred stock-based

Xactware, Inc.

Notes to Condensed Consolidated Financial Statements
June 30, 2006 (Unaudited) — (Continued)

compensation related to stock option awards granted prior to January 1, 2006. Therefore, as a result of adopting SFAS No. 123R, Share-Based Payment, using the prospective transition method, the Company did not record any stock-based compensation for the six month period ending June 30, 2006.

2.	Notes Receivable from Related Parties

	June 30,	December 31,
	2006	2005

Note receivable from a related party, unsecured, due in full plus accrued interest at 8.25% in December 2008	$20,320	$20,320
Note receivable from a related party, unsecured, due in full plus accrued interest at 3.83% in December 2014	250,000	125,000

	$270,320	$145,320

3.	Operating Lease Obligations

The Company leases vehicles under non-cancelable operating leases, which expire through December 2008. Lease terms are generally 24 to 39 months. In management’s opinion, the risk of loss on residual value guarantees is minimal. Total vehicle lease expense paid for the six months ended June 30, 2006 and 2005 was $76,762 and $75,683 respectively.

The Company leases office facilities under renewable month-to-month operating leases from limited liability corporations (LLC) owned by the stockholders of the Company. Total rent expense paid to these LLC’s for the six months ended June 30, 2006 and 2005 was $202,980 and $202,980, respectively. The Company also leases temporary office space under a 2 year operating lease agreement and additional temporary office space under month-to-month operating leases from third parties. Total rent expense for the temporary office space for the six months ended June 30, 2006 and 2005 was $68,572 and $60,057 respectively.

Future minimum lease payments under non-cancellable operating leases at June 30, 2006 are as follows:

July through December 2006	$95,414
2007	116,077
2008	49,886
2009	16,385
2010 and thereafter	—

Total minimum lease payments	$277,762

4.	Stockholders’ Equity

Common Stock

Authorized common stock consists of 90,000,000 shares of no par voting stock and 10,000,000 shares of no par non-voting stock. All shares have equal rights to distributions and have equal rights in the event of dissolution or liquidation. There were 20,836,870 no par voting shares outstanding at June 30, 2006 and December 31, 2005.

Xactware, Inc.

Notes to Condensed Consolidated Financial Statements
June 30, 2006 (Unaudited) — (Continued)

Stock Option Plan

The Company has adopted an Employee Stock Option Plan (the Plan) under which employees, officers, directors, and consultants of the Company or an affiliate or subsidiary are eligible for stock options. The Company has reserved 5,300,000 common shares under the Plan. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The Board of Directors determines the option price. Generally, the options have a 10-year life from the date of grant and vest 20% each year until fully vested.

A summary of stock option activity and related information is as follows:

		Outstanding
	Shares	Stock Options		Weighted-
	Available	Number of	Price per	Average
	for Grant	Shares	Share	Exercise Price

Balance at January 1, 2005	4,737,521	562,479	$0.93	$0.93
Granted	—	—	—	—
Cancelled	19,114	(19,114)	$0.93	$0.93

Balance at December 31, 2005	4,756,635	543,365	$0.93	$0.93
Granted	—	—	—	—
Cancelled	—	—	—	—

Balance at June 30, 2006	4,756,635	543,365	$0.93	$0.93

There were 486,496 options exercisable as of June 30, 2006 and December 31, 2005. The weighted-average remaining contractual life of the options is three years.

5.	Related Party Transactions

The Company leases its office facilities from LLCs owned by the stockholders. During 2005, the Company issued two long-term notes receivable to a related parties in the amounts of $20,320 and $125,000, respectively.

6.	Employee Benefits

The Company has a qualified 401(k) profit sharing plan that allows employees to contribute an elected percentage of earnings to the plan. The Company makes a matching contribution of 75% of the contribution up to a maximum of 8% of eligible compensation. Additionally, the Company can make discretionary contributions. Employees are eligible to participate in the plan after three months of service and attainment of age 18.

The Company contributed $312,703 and $229,178 to the plan for the six months ended June 30, 2006 and 2005, respectively. Matching contributions are accrued monthly and paid annually on or about December 31. On August 9, 2006, the Xactware, Inc. 401k plan was terminated. All accrued matching contributions were paid through that date.

7.	Subsequent Events

On August 8, 2006, approximately 100% of the assets of the Company were acquired by Insurance Services Office, Inc., a Delaware based corporation. The sale includes a contingent payment provision subject to the achievement of certain predetermined financial results for 2007 and 2008. In April 2008, the contingent payment provision for fiscal year ended December 31, 2007 resulted in an additional payment. In connection with this acquisition, all outstanding stock options were cancelled in exchange for a one time cash payment.

Report of Independent Auditors

To the Board of Directors and Stockholders
Xactware, Inc.

We have audited the accompanying consolidated balance sheets of Xactware, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xactware, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/  Ernst & Young LLP

Salt Lake City, Utah
May 5, 2006

Xactware, Inc.

Consolidated Balance Sheets

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$12,636,914	$7,560,755
Marketable securities	—	58,800
Accounts receivable, net of allowance of $170,000 and $85,000 in 2005 and 2004, respectively	3,450,648	2,600,970
Unbilled receivables	117,267	995,062
Current portion of notes receivable from related parties	—	99,513
Prepaid expenses and other current assets	433,839	320,369

Total current assets	16,638,668	11,635,469
Property and equipment:
Furniture and fixtures	156,078	174,867
Computer equipment and software	13,574,229	14,126,285
Leasehold improvements	316,463	269,461
Other	228,531	527,499

	14,275,301	15,098,112
Accumulated depreciation	(9,298,899)	(8,415,292)

Net property and equipment	4,976,402	6,682,820
Long-term portion of notes receivable from related parties	145,320	107,652
Other non-current assets	368,616	302,892

Total assets	$22,129,006	$18,728,833

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,097,437	$832,608
Accrued compensation	1,884,386	1,628,702
Other accrued expenses	101,825	35,088
Deferred revenue	3,822,190	2,394,736
Current portion of long-term debt	—	2,003,746

Total current liabilities	6,905,838	6,894,880
Long-term debt	—	1,700,243

Total liabilities	6,905,838	8,595,123
Commitments and contingencies
Stockholders’ equity
Common stock — no par value, 100,000,000 shares authorized; 20,836,870 shares issued and outstanding in 2005 and 2004	304,347	304,347
Retained earnings	14,918,821	9,829,363

Total stockholders’ equity	15,223,168	10,133,710

Total liabilities and stockholders’ equity	$22,129,006	$18,728,833

See accompanying notes.

Xactware, Inc.

Consolidated Statements of Income

	Years Ended December 31
	2005	2004

Net revenues	$41,190,993	$32,700,070
Cost of revenues	4,964,774	4,307,031
Research and development expenses	12,133,116	10,617,525
Sales and marketing expenses	3,387,532	2,566,494
General and administrative expenses	7,350,424	6,808,460

Total costs and expenses	27,835,846	24,299,510

Income from operations	13,355,147	8,400,560
Interest expense	(135,013)	(252,524)
Interest and other income	213,228	98,477

Net income	$13,433,362	$8,246,513

See accompanying notes.

Xactware, Inc,

Consolidated Statements of Stockholders’ Equity

	Common Stock			Total
	Number		Retained	Stockholders’
	of Shares	Amount	Earnings	Equity

Balance at January 1, 2004	20,836,870	$304,347	$7,938,264	$8,242,611
Distributions paid to stockholders			(6,355,414)	(6,355,414)
Net income			8,246,513	8,246,513

Balance at December 31, 2004	20,836,870	304,347	9,829,363	10,133,710
Distributions paid to stockholders	—	—	(8,343,904)	(8,343,904)
Net income	—	—	13,433,362	13,433,362

Balance at December 31, 2005	20,836,870	$304,347	$14,918,821	$15,223,168

See accompanying notes.

Xactware, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31
	2005	2004

Cash flows from operating activities:
Net income	$13,433,362	$8,246,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,528,710	2,602,690
Gain (loss) on disposal of assets	37,755	(55)
(Gain) loss on marketable securities	(1,817)	(33,572)
Purchase of marketable securities classified as trading	—	(37,741)
Proceeds from sale of marketable securities classified as trading	60,617	58,013
Changes in operating assets and liabilities:
Accounts receivable	(849,678)	(281,675)
Unbilled Receivables	877,795	(995,062)
Prepaid expenses and other current assets	(113,470)	(19,028)
Other non-current assets	(65,724)	(74,559)
Accounts payable	264,829	(423,275)
Other accrued expenses	66,737	15,558
Accrued compensation	255,684	242,661
Deferred revenue	1,427,454	197,181

Net cash provided by operating activities	17,922,254	9,497,649
Cash flows from investing activities:
Change in notes receivable from related parties	61,845	52,838
Purchase of property and equipment	(2,262,854)	(2,588,874)
Proceeds from sale of assets	158,600	1,087

Net cash used in investing activities	(2,042,409)	(2,534,949)
Cash flow from financing activities:
Proceeds from long-term debt	—	3,334,739
Payment on long-term debt	(3,703,989)	(2,655,553)
Distributions paid to stockholders	(7,099,697)	(6,355,414)

Net cash used in financing activities	(10,803,686)	(5,676,228)
Net increase in cash and cash equivalents	5,076,159	1,286,472

Cash and cash equivalents at beginning of year	7,560,755	6,274,283

Cash and cash equivalents at end of year	$12,636,914	$7,560,755

Noncash and supplemental disclosure of cash flow information:
Cash paid for interest	$135,013	$244,053

Distribution of assets to stockholders	$1,244,207	—

See accompanying notes.

Xactware, Inc.

Notes to Consolidated Financial Statements
December 31, 2005

1.	Summary of Significant Accounting Policies

Nature of Operations

Founded in 1986, Xactware, Inc. is a privately held technology services company specializing in the property insurance, remodeling, and restoration industries. Xactware’s technology tools include software estimating programs for personal computers as well as powerful online systems for replacement cost calculations, estimate tracking, data trending in real time and multimedia construction training tools.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries Xactware Business Services, LLC, Xactware Information Services, Inc., iSkills, Inc., Xactnet, Inc., and XactSites, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current presentation.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to use certain estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the reporting period. Although management believes its estimates are appropriate, changes in assumptions utilized in preparing such estimates could cause these estimates to change in the future.

Revenue Recognition

The Company generates net revenues through software subscriptions, contracted development of software products, automated assignment workflow, online structural value estimates, support and maintenance of software products, and training.

Sales of software licenses not under specific development contracts are recognized upon shipment provided that persuasive evidence of an agreement exists, the fee is fixed or determinable and collectibility is probable. The Company records amounts billed to customers related to shipping as revenue and all expenses related to shipping as a cost of revenues. Software subscriptions and renewals of support and maintenance revenues are deferred and recognized ratably over the contract periods. Transaction fee revenues associated with online structural value estimation and automated assignment workflow are recognized when transactions are completed. Training revenues are recognized when services are provided.

For development contracts involving a significant amount of services related to installation, modification, or customization of the software licensed product, the Company recognizes revenue in accordance with the provisions of SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). As prescribed by SOP 81-1, the Company recognizes revenue using the percentage-of-completion method based upon available reliable estimates for the costs and effort necessary to complete the services.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

Accounts Receivable

Accounts receivable are stated at cost, net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. Unbilled receivables result from our recognition of contract revenue in advance of contractual billing or progress billing terms.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the term of the lease or the useful life of the improvement, whichever is shorter. Other property and equipment includes recreational property and equipment. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred. Weighted average estimated useful lives are as follows:

Furniture and fixtures	7 years
Computer equipment and software	5 years
Leasehold improvements	13 years
Other	14 years

The Company purchased additional recreational property and equipment during the year that had a carrying value of approximately $760,000 when it was distributed to stockholders. The Company distributed recreational property and equipment that had a total carrying value of approximately $1.2 million to its stockholders during 2005.

Research and Development

Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. For the years ended December 31, 2005 and 2004 costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Income Taxes

The Company elects to file its federal and state income tax returns under the provisions of Subchapter S for Federal and Utah Revenue Codes, under which income and losses are passed through to the individual stockholders. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

Concentration of Business and Credit Risk

The Company’s revenues are concentrated in the development of software programs for the insurance industry and software sales to insurance agents, independent adjusters, and contractors. Significant technological changes in customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company’s operating results.

During the year ended December 31, 2005, sales to one major customer accounted for approximately $7.2 million or 17% of revenues. During the year ended December 31, 2004, sales to one major customer accounted for approximately $6.0 million or 18% of revenues. At December 31, 2005, two customers accounted for 8% and 6% of total accounts receivable, respectively. At December 31, 2004, two customers accounted for 29% and 12% of total accounts receivable, respectively.

The Company maintains 100% of its cash and cash equivalents in a federally insured bank. The Company’s deposits may at times, exceed federal insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company grants credit to substantially all of its customers without requiring collateral. This credit risk is mitigated by the financial stability of its major customers and the Company’s reserves for estimated losses. Historical credit losses have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2005 and 2004 were $84,635 and $41,758, respectively. Trade show expenses were $78,878 and $65,402 for 2005 and 2004, respectively.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options rather than adopting the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-based Compensation. Under APB 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding the net income effect of issuing stock options is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method. The Company did not grant any stock options for the years ended December 31, 2005 and 2004.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period. The stock compensation expense included in the pro forma disclosure below reflects the amortization of the estimated fair value of options granted prior to the years ended December 31, 2005 and 2004. The full impact on pro forma net income may not be representative of compensation expense in future years.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

The following table illustrates the effect on net loss if the Company had applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation.

	December 31
	2005	2004

Net income, as reported	$13,433,362	$8,246,513
Less stock compensation expense determined under the fair value method	(16,066)	(17,327)

Pro forma net income	$13,417,296	$8,229,186

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. There are no items of other comprehensive income in any of the periods presented and, therefore, net income equals total comprehensive income for all periods.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123, as revised, Share-Based Payment (FAS 123R), which requires the cost resulting from all stock-based payment transactions to be recognized in the consolidated financial statements. That cost will be measured based on the fair value of the equity instruments issued. Under FAS 123R, the fair value based method for recognition of compensation expense is required to be applied using the prospective transition method. The Company currently measures compensation expense for stock-based employee and director compensation under the intrinsic value method and, as such, generally recognize no compensation costs for these options. The adoption of FAS 123R is not expected to have a material impact on The Company’s consolidated financial statements. The adoption of FAS 123R is effective for the Company beginning on January 1, 2006.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

2.	Notes Receivable from Related Parties

	December 31
	2005	2004

Note receivable from a limited liability corporation owned by the Company’s majority stockholder, unsecured, due in monthly installments of $526, including interest at 10.00%, due July 2006	$—	$9,209
Note receivable from a limited liability corporation owned by the Company’s majority stockholder, unsecured, due in monthly installments of $1,373, including interest at 10.00%, due July 2006	—	24,040
Note receivable from a stockholder, unsecured, due in annual installments of $17,751, plus accrued interest at 2.88%, due in April 2005	—	17,710
Note receivable from a stockholder, unsecured, due in annual installments of $27,465, plus accrued interest at 2.88%, due in April 2005	—	27,399
Note receivable from a related party, unsecured, due in full plus accrued interest at 4% in August 2005	—	10,000
Note receivable from a related party, unsecured, due in full plus accrued interest at 4.5% in September 2005	—	12,000
Note receivable from a limited liability corporation owned by the Company’s majority stockholder, unsecured, due in monthly installments of $1,461, including interest at 5.44%, due May 2012	—	106,807
Note receivable from a related party, unsecured, due in full plus accrued interest at 8.25% in December 2008	20,320	—
Note receivable from a related party, unsecured, due in full plus accrued interest at 3.83% in December 2014	125,000	—

	145,320	207,165
Current portion	—	(99,513)

	$145,320	$107,652

3.	Marketable Securities

In 2005 and 2004, the Company purchased equity securities classified as trading securities totaling $0 and $37,741, respectively. Also, in 2005 and 2004 the Company sold equity securities classified as trading securities totaling $60,617 and $58,013, respectively. These securities were valued at their fair value at December 31, 2004, based on quoted market prices on a national stock exchange. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized and realized holding gains and losses were included in net income. The Company recognized a gain of $1,817 and $33,572 on the securities in 2005 and 2004 respectively. At December 31, 2004, $2,859 of the gain relates to trading securities held by the Company. The Company sold its remaining equity securities during 2005.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

4.	Long-Term Debt

	December 31
	2005	2004

Note payable to bank, collateralized by equipment, guaranteed by majority stockholder, payable in monthly installments of $44,935 including interest at the bank’s prime rate plus 0.75%, due June 2006	$—	$893,258
Note payable to bank, collateralized by equipment, guaranteed by majority stockholder, payable in quarterly principal installments of $28,571, with interest payable monthly at the bank’s prime rate plus 1.00%, due July 2006	—	198,925
Note payable to bank, collateralized by equipment, guaranteed by majority stockholder, payable in monthly installments of $45,872, including interest at the banks prime rate plus 1.5%, due May 2005	—	223,968
Note payable to bank, collateralized by equipment, guaranteed by majority stockholder, payable in monthly installments including interest at the banks prime rate plus 0.5%, due March 2007	—	1,155,475
Note payable to bank, collateralized by equipment, guaranteed by majority stockholder, payable in monthly installments of $44,815 including interest at 4.75%, due March 2007	—	1,142,523
Note payable to financial institution, collateralized by a software license, payable in quarterly installments of $30,842, including interest at 5.92%, due August 2005	—	89,840

	—	3,703,989
Current maturities	—	(2,003,746)

	$—	$1,700,243

The Company repaid to the bank the remaining balance of the long term debt principal and related accrued interest during 2005. The Company did not record any gain or loss on the transaction.

5.	Operating Lease Obligations

The Company leases vehicles under non-cancelable operating leases, which expire through December 2008. Lease terms are generally 24 to 39 months. In management’s opinion, the risk of loss on residual value guarantees is minimal. Total vehicle lease expense paid for the years ended December 31, 2005 and 2004 was $157,262 and $126,726, respectively.

The Company leases office facilities under renewable month-to-month operating leases from limited liability corporations (LLC) owned by the stockholders of the Company. Total rent expense paid to these LLC’s for the years ended December 31, 2005 and 2004 was $372,130 and $437,210, respectively. The Company also leases temporary office space under month-to-month operating leases from third parties. Total rent expense for the temporary office space for the years ended December 31, 2005 and 2004 was $118,304 and $96,021, respectively.

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

Future minimum lease payments under non-cancellable operating leases at December 31, 2005 are as follows:

2006	$189,549
2007	106,356
2008	40,166
2009	12,335
2010 and thereafter	—

Total minimum lease payments	$348,406

6.	Stockholders’ Equity

Common Stock

Authorized common stock consists of 90,000,000 shares of no par voting stock and 10,000,000 shares of no par nonvoting stock. All shares have equal rights to distributions and have equal rights in the event of dissolution or liquidation. There were 20,836,870 no par voting shares outstanding at December 31, 2005 and 2004.

Stock Option Plan

The Company has adopted an Employee Stock Option Plan (the Plan) under which employees, officers, directors, and consultants of the Company or an affiliate or subsidiary are eligible for stock options. The Company has reserved 5,300,000 common shares under the Plan. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The Board of Directors determines the option price. Generally, the options have a 10-year life from the date of grant and vest 20% each year until fully vested.

A summary of stock option activity and related information is as follows:

	Shares	Outstanding Stock Options		Weighted-
	Available	Number of	Price per	Average
	for Grant	Shares	Share	Exercise Price

Balance at December 31, 2003	4,725,283	574,717	$0.93	$0.93
Granted	—	—	—	—
Cancelled	12,238	(12,238)	$0.93	$0.93

Balance at December 31, 2004	4,737,521	562,479	$0.93	$0.93
Granted	—	—	—	—
Cancelled	19,114	(19,114)	$0.93	$0.93

Balance at December 31, 2005	4,756,635	543,365	$0.93	$0.93

Options exercisable at December 31, 2005 and 2004 were 486,496 and 443,501, respectively. The weighted-average remaining contractual life of the options is five years.

7.	Related Party Transactions

Interest income of $8,952 and $13,304 was received on notes from stockholders and a limited liability corporation owned by the majority stockholder during the years ended December 31, 2005 and 2004,

Xactware, Inc.

Notes to Consolidated Financial Statement — (Continued)

respectively. The Company leases its office facilities from LLCs owned by the stockholders. During 2005, the Company issued two short-term notes receivable to related parties in the amounts of $20,320 and $125,000, respectively.

8.	Employee Benefits

The Company has a qualified 401(k) profit sharing plan that allows employees to contribute an elected percentage of earnings to the plan. The Company makes a matching contribution of 75% of the contribution up to a maximum of 8% of eligible compensation. Additionally, the Company can make discretionary contributions. Employees are eligible to participate in the plan after three months of service and attainment of age 18.

The Company contributed $525,426 and $419,970 to the plan for the years ended December 31, 2005 and 2004, respectively. In addition, the Company also has established a cafeteria benefit plan, which enables employees to choose among certain benefits, and have the benefit amounts paid for with a portion of employee compensation before federal income or social security taxes are withheld.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$29,475
FINRA filing fee	$75,500
Listing fees	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Twelfth of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed forms of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

On June 2, 2008 we issued an aggregate of 100 shares of our common stock, par value $.01 per share, to Insurance Services Office, Inc. for $.01 per share. The issuance of such shares was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Since August 1, 2005, Insurance Services Office, Inc. has issued to directors, officers and employees options to purchase 184,575 shares of Class A common stock with per share exercise prices ranging from $445 to $862, and has issued 353,054 shares of common stock upon exercise of outstanding options. The issuance of stock options and the common stock issuable upon the exercise of such options to directors, officers and employees were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as promulgated under the Securities Act. The share and per share information in this paragraph does not reflect the stock split the Company will consummate in connection with this offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell*
10.1	401(k) Savings Plan and Employee Stock Ownership Plan**
10.2	Verisk Analytics, Inc. 2008 Equity Incentive Plan*
10.3	Form of Letter Agreement
10.4	Form of Master License Agreement and Participation Supplement.
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Ernst & Young LLP
23.4	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
24.1	Power of Attorney**

*	To be filed by amendment.

**	Previously filed

(b) The following financial statement schedule is filed as part of this Registration Statement:

Schedule
Number	Description

Schedule II	Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2005, 2006 and 2007

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on the 7th day of October, 2008.

Verisk Analytics, Inc.

By:	/s/ Frank J. Coyne
Name: Frank J. Coyne

Title:	Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frank J. Coyne Frank J. Coyne	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	October 7, 2008

/s/ Mark V. Anquillare Mark V. Anquillare	Chief Financial Officer (principal financial officer and principal accounting officer)	October 7, 2008

/s/ * J. Hyatt Brown	Director	October 7, 2008

/s/ * Glen A. Dell	Director	October 7, 2008

/s/ * Henry J. Feinberg	Director	October 7, 2008

/s/ * Christopher M. Foskett	Director	October 7, 2008

/s/ * Constantine P. Iordanou	Director	October 7, 2008

/s/ * John F. Lehman, Jr.	Director	October 7, 2008

/s/ * Stephen W. Lilienthal	Director	October 7, 2008

/s/ * Samuel G. Liss	Director	October 7, 2008

/s/ * Andrew G. Mills	Director	October 7, 2008

Signature		Title	Date

/s/ * Arthur J. Rothkopf		Director	October 7, 2008

/s/ * Barbara D. Stewart		Director	October 7, 2008

/s/ * David B. Wright		Director	October 7, 2008

*By:	/s/ Mark V. Anquillare Attorney-in-Fact		October 7, 2008

Schedule II

Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2005, 2006 and 2007
(In thousands)

	Balance at	Charged to
	Beginning	Costs and	Deductions —	Balance at
Description	of Year	Expenses(1)	Write-offs(2)	End of Year

Year ended December 31, 2005:
Allowance for doubtful accounts	$3,750	$1,554	$(1,681)	$3,623

Valuation allowance for income taxes	$—	$2,144	$—	$2,144

Year ended December 31, 2006:
Allowance for doubtful accounts	$3,623	$3,069	$(1,419)	$5,273

Valuation allowance for income taxes	$2,144	$—	$—	$2,144

Year ended December 31, 2007:
Allowance for doubtful accounts	$5,273	$6,807	$(3,833)	$8,247

Valuation allowance for income taxes	$2,144	$—	$(610)	$1,534

(1)	Primarily additional reserves for bad debts.

(2)	Primarily accounts receivable balances written off, net of recoveries, and the expiration of loss carryforwards.

S-1

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell*
10.1	401(k) Savings Plan and Employee Stock Ownership Plan**
10.2	Verisk Analytics, Inc. 2008 Equity Incentive Plan*
10.3	Form of Letter Agreement
10.4	Form of Master License Agreement and Participation Supplement.
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Ernst & Young LLP
23.4	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
24.1	Power of Attorney**

*	To be filed by amendment.

**	Previously Filed.